Hormel Foods

2012 ANNUAL REPORT

BUILDING ON TRADITION


Hormel
Compleats
Homestyle
Chicken Alfredo
Hormel
PEPPERONI
Original
Jennie-O
TURKEY STORE
Turkey Burger Patties
Lean
All Natural
RESEALABLE ZIPPER
Hormel
NATURAL CHOICE
NO PRESERVATIVES
Honey
Deli Ham
WHOLLY
GUACAMOLE

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	2012	2011	Change	% Change
Net Sales	**$8,230,670**	$7,895,089	$335,581	4.3%
Net Earnings Attributable to Hormel Foods Corporation	**500,050**	474,195	25,855	5.5
Percent of Sales	**6.1%**	6.0%		
Earnings Per Share				
Basic	**$ 1.90**	$ 1.78	$ 0.12	6.7
Diluted	**1.86**	1.74	0.12	6.9
Dividends Declared to Shareholders	**157,752**	136,035	21,717	16.0
Per Share of Common Stock	**0.60**	0.51	0.09	17.6
Weighted-Average Shares Outstanding				
Basic	**263,466**	266,394	(2,928)	(1.1)
Diluted	**268,891**	271,915	(3,024)	(1.1)
Capital Additions	**$ 132,303**	$ 96,911	$ 35,392	36.5
Depreciation and Amortization	**119,494**	124,165	(4,671)	(3.8)
Working Capital	**1,534,384**	1,220,045	314,339	25.8
Hormel Foods Corporation Shareholders' Investment	**2,819,455**	2,656,582	162,873	6.1

NET SALES

Dollars in billions
Compound annual growth rate (CAGR) 5.1%



$6.8
$6.5
$7.2
$7.9
$8.2
08
09
10
11
12

DILUTED EARNINGS

Dollars per share
CAGR 15.6%



$1.04
$1.27
$1.46
$1.74
$1.86
08
09
10
11
12

SEGMENT OPERATING PROFIT

Dollars in millions
CAGR 9.9%



$536
$572
$683
$773
$781
08
09
10
11
12

ANNUAL DIVIDENDS

Dollars per share
CAGR 12.8%



$0.37
$0.38
$0.42
$0.51
$0.60
08
09
10
11
12


Jennie-O
SPAM
Hormel Chili
Dinty Moore

More than 121 years ago, Hormel Foods was founded on a culture of quality and innovation which continues to inspire and guide our company today. We constantly strive to provide our customers, foodservice operators, and consumers with new and convenient ways to prepare great tasting, affordable, and wholesome meals for every eating occasion.


Jennie-O
WHOLLY SALSA
Extra Lean
PEPPERONI Stix
TAILGATE TRAY
Dinty Moore


EL TORITO
Lloyd's
BURKE
House of Tsang
Always Tender
STAGG CHILI
Hormel Foods
Herb-ox
Dinty Moore
Hormel Chili
HERDEZ
SPAM
VALLEY FRESH
Mary Kitchen
FARMER JOHN

Jeffrey M. Ettinger — Chairman of the Board, President and Chief Executive Officer

Dear fellow shareholders

Our team delivered another good year in 2012, setting new records for both earnings and sales. Overall, we achieved sales growth of 4 percent, exceeding $8 billion for the first time, with all five segments registering increases.

We also grew earnings per share by 7 percent, finishing at $1.86 per share. We again enjoyed strong performances by both our Jennie-O Turkey Store and All Other (International) teams. Our Grocery Products and Specialty Foods segments generated nice profit increases for the year as well. We also met our $2 billion goal in sales of new products by 2012, with all five segments contributing to this achievement, demonstrating the strength of our innovation pipeline.

We continued our advertising support of our key *Hormel®* and *Jennie-O Turkey Store®* brands in fiscal 2012, and highlighted the 75th anniversary of our *SPAM®* family of products with a new campaign. Our Jennie-O Turkey Store segment continued to grow sales of value-added products, led by fresh tray pack ground turkey, turkey bacon, and turkey burgers. The broad variety of Mexican food products sold by our MegaMex Foods joint venture contributed to our sales and earnings growth. Other branded products that enjoyed nice sales growth during 2012 included *Hormel®* pepperoni, *Hormel®* party trays, and *Hormel® Natural Choice®* meat products (in both the retail and foodservice channels).

DIVIDENDS Effective for the new fiscal year, we announced an 8 cents per share (or 13 percent) increase to the annual dividend, making the new dividend 68 cents per share. This marks the 47th consecutive year in which we have increased our dividend, and further evidences our intention to deliver superior returns to our shareholders.

CORPORATE RESPONSIBILITY We remained committed to our sustainability initiatives in fiscal 2012. Our company was again recognized by various prestigious organizations, which included moving up eleven spots to No. 19 on *CR Magazine*'s 100 Best Corporate Citizens and my being recognized as a Responsible CEO of the Year by *CR Magazine*.

As a supplier, we were recognized by Walmart as their Supplier of the Year, by Target Corporation as their Vendor of the Year for Perishables, and by Ahold USA as their Fresh Vendor of the Year. We were also recognized as a manufacturing employer of choice on *Selling Power* magazine's Top Companies to Sell For Now and by Experience, Inc.'s Best Places to Work for Recent Grads list.

In the area of philanthropy, I am pleased to report that we provided more than $7.6 million in cash and product donations to various community and charitable organizations. I am especially proud of our On Our Way to Ending Hunger program, which finished its second full year with donations to aid hunger-relief efforts in the United States and abroad. As part of this program, we shipped 2.5 million cans of our *Spammy*™ fortified turkey product to Guatemala to help fight that country's malnutrition crisis.

SENIOR MANAGEMENT CHANGES In February, Luis G. Marconi was advanced to Vice President, Grocery Products Marketing. In April, two long-time executives retired from the company. Daniel A. Hartzog retired as Vice President, Consumer Products Sales, following a long and distinguished career of sales and leadership achievement. Bruce R. Schweitzer retired as Vice President, Refrigerated Foods Operations, after providing strong leadership in the operations area for multiple business units. Kurt F. Mueller replaced Hartzog as Vice President, Consumer Products Sales. Jeffrey A. Nuytten replaced Schweitzer and was advanced to Vice President, Refrigerated Foods Operations.

In July, two other executives announced their retirements, effective in December. Douglas R. Reetz retired as Vice President, Consumer Products Sales, after a great career as a sales leader for the company. Dennis B. Goettsch retired as Vice President, Foodservice Marketing, following a distinguished career of leadership in the Foodservice Group. Patrick J. Schwab replaced Reetz and was advanced to Vice President, Consumer Products Sales. Jeffrey R. Baker replaced Goettsch and was advanced to Vice President, Foodservice Marketing.

In September, two more senior leaders of the company announced their retirements, effective in December. Richard A. Bross retired as Group Vice President, Hormel Foods and President, Hormel Foods International Corporation, after serving as a highly successful leader in our Grocery Products and All Other (International) segments. Ronald W. Fielding retired as Executive Vice President, Corporate Strategy, Planning and Development, after being a respected leader in many disciplines for the company. James P. Snee replaced Bross and was advanced to Group Vice President, Hormel Foods and President, Hormel Foods International Corporation. Fred D. Halvin replaced Fielding and was advanced to Vice President, Corporate Development.

NEW DIRECTOR Christopher J. Policinski, President and Chief Executive Officer of Land O'Lakes, Inc., headquartered in Arden Hills, Minnesota, joined the board of directors in September.

OUTLOOK Looking ahead at 2013, we expect to deliver sales and earnings growth amidst significant cost inflation and a sluggish economy. In particular, we are looking for our Refrigerated Foods, Grocery Products, Specialty Foods, and All Other (International) units to drive profit growth as our Jennie-O Turkey Store segment goes up against higher grain costs and record prior year results. We have confidence that the growing value-added growth platforms in each of our segments will give us momentum heading into the year and our strong innovation pipeline will augment that growth.

We appreciate the trust that you, our shareholders, put in us to assure that Hormel Foods will continue to meet high standards, both in terms of financial performance and in terms of our impact on the community at large. We have a strong and dedicated team and I thank them for their important contributions to the success we achieved this past year in both of these areas.

Jeffrey M. Ettinger

Jeffrey M. Ettinger
Chairman of the Board, President and
Chief Executive Officer

wellness



INNOVATIONS *for* HEALTHY LIVES



Serving suggestion


Jennie-O
Turkey Bacon
Jennie-O
Lean

Flavorful varieties and nutritious options can be found throughout our portfolio to meet the dietary needs and lifestyle choices for today's health-conscious consumer. Jennie-O Turkey Store has taken turkey in innovative and delicious new directions with products like our *Jennie-O Turkey Store®* turkey burgers and turkey bacon. Our *Hormel® Natural Choice®* products taste great and are 100 percent natural, with no artificial preservatives.


simple

CONVENIENT MEALS *for* BUSY LIVES



Serving suggestion


simple ideas
Hormel
Pork Roast
Compleats
simple ideas
For Great Meals
Ready When You Are

We know that today's families are busier than ever and putting a great-tasting and nutritious meal on the table can be a challenge. For years, Hormel Foods has been providing flavorful solutions for simple and convenient meals with products like *Hormel® Compleats®* microwave meals and *Hormel®* refrigerated entrees paired with *Hormel™ Country Crock®* refrigerated side dishes. These microwavable meal solutions are quick and easy to prepare for families on the go.

together



FUN FOODS FOR *any* GET-TOGETHER



Serving suggestion


Hormel
PEPPERONI
Original
Hormel
Hormel Chili
NO Beans

Hormel Foods offers several delicious and time-saving options for any social occasion. *Hormel*® party trays are the perfect solution for gatherings—from the casual weekend get-together, to the party for the big game. *Hormel*® chili can be added to any cheese dip for that extra bold kick, and *Hormel*® pepperoni products bring more fun and flavor to the table for family pizza night.

on-the-go



FLAVORFUL PRODUCTS *for* SNACKING


Hormel
PEPPERONI
Stix

Serving suggestion


DON MIGUEL
SHREDDED BEEF & CHEESE MINI TACOS
Hormel
PEPPERONI
Stix
THE BOMB
BEEF, CHEESE SAUCE

Hormel Foods continues to develop new and convenient products to meet the growing need for on-the-go snack and meal occasions. *Hormel*® pepperoni stix are great for snacking and are available in several varieties, including hard salami, Italian dry salami, and turkey pepperoni. The *Don Miguel*® product line, part of our MegaMex Foods joint venture portfolio, also provides consumers with hot and tasty options for snacking.

flavor



ON TREND *with* ETHNIC OPTIONS


HERDEZ
Tortillas
Burrito Size
72
Mini Tacos
CHICKEN & CHEESE
WHOLLY
GUACAMOLE
Mole

Our MegaMex Foods joint venture is bringing the spirit of Mexico to every table with bold flavors that resonate with consumers interested in either authentic or mainstream Mexican foods. With leading brands like *Herdez*®, *La Victoria*®, and *CHI-CHI'S*®, as well as our more recent acquisitions of the *Wholly Guacamole*® and *Don Miguel*® product lines, consumers can find the tastes of Mexico in several areas of the grocery store.



Serving suggestion

heritage



BUILDING *on* ICONIC BRANDS



Serving suggestion


Hormel
Black Label
ORIGINAL
Cure 81
Dinty Moore
HEARTY MEALS
SPAM
BLACK PEPPER

Hormel Foods has a history of innovation which remains a strong driver of our company's success. By creating new flavors and varieties, our legacy products like the *SPAM®* family of products, *Hormel® Cure 81®* hams, *Dinty Moore®* stews, and *Hormel® Black Label®* bacon remain as relevant today as when they were introduced.

2012 AT-A-GLANCE

Our balanced business model is the strategy behind the continuing success of Hormel Foods. Through five segments—Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other (International)—we are able to navigate changes in the industry and market conditions and provide a wide choice of meal solutions for customers, foodservice operators, and consumers.


Compleats
Hormel Chili
COOK-OFF
SPAM
JALAPEÑO
La Victoria
FLOUR TORTILLAS
Burrito Size
Breakfast Starts
EGG, BACON, HASH BROWNS & CHEESE BURRITOS
WHOLLY
SALSA

GROCERY PRODUCTS

The Grocery Products segment features some of America's favorite and most trusted brands such as *Hormel®* chili, the *SPAM®* family of products, *Hormel® Compleats®* microwave meals, *Dinty Moore®* stews; as well as, *Herdez®*, *Wholly Guacamole®*, and *Don Miguel®* authentic Mexican foods.


simple ideas
Hormel
Beef Roast
PEPPERONI
Lloyds

REFRIGERATED FOODS

No matter the eating occasion, the Refrigerated Foods line-up of products has the brands to deliver, including all-natural *Hormel® Natural Choice®* sliced deli meats, *Hormel®* pepperoni, *Hormel®* refrigerated entrees, *Hormel™ Country Crock®* refrigerated side dishes, *Hormel® Black Label®* bacon, *Hormel®* party trays, and *Lloyd's®* barbeque tubs. These raw, marinated, and precooked options provide consumers and foodservice operators with high quality and flavorful meal solutions.


Jennie-O
Turkey Bacon
Ground Turkey
Lean
ALL NATURAL
TURKEY BURGERS

JENNIE-O TURKEY STORE

Jennie-O Turkey Store is one of the largest turkey processors and marketers in the world. Consumers and food-service operators choose *Jennie-O Turkey Store®* products to offer great tasting, nutritious options for any meal. For breakfast, lunch or dinner, we have the solution with items like our fresh tray pack turkey products, turkey bacon, turkey burgers, turkey sausage, and turkey franks.


ESSENCE
C
TANGERINE
THICK & EASY
Puree
CHILI
with Beans
NutraVantage
Vanilla
healthyshot

SPECIALTY FOODS

Through Century Foods International, Diamond Crystal Brands, and Hormel Specialty Products, the Hormel Foods Specialty Foods segment offers high quality products to health care facilities, retail customers, and restaurants. Individual serving restaurant packets, nutritional food products, supplements, and contract manufacturing services are featured offerings from this segment.


Hormel
BACON
Compleats
PUREFOODS
Tender Cuts
PUREFOODS
CRISP'n
JUICY
DRUMMETS
SPAM
75

ALL OTHER (INTERNATIONAL)

Around the world, Hormel Foods products are enjoyed in more than 40 countries. Hormel Foods International Corporation continues to expand the *SPAM®* family of products, fresh pork products, *Stagg®* chili, our microwave meal product line, and a variety of foodservice products for consumers around the globe.

AWARDS AND RECOGNITION

More than ever before, Hormel Foods is being recognized for excellence in nearly every aspect of our business—from our reputation as a responsible corporation to the value and insights we bring to our retail partners.

SENIOR LEADERSHIP AWARD AND RECOGNITION

- Jeffrey M. Ettinger named Responsible CEO of the Year by CR Magazine (October 2012).

EMPLOYER AWARDS

- Best Places to Work for Recent Grads by Experience, Inc. (May 2012).
- No. 9 within the manufacturing category on Selling Power magazine's Top Companies to Sell For Now (December 2011).


Hormel
Walmart

SUPPLIER AWARDS

- Named the 2011 Supplier of the Year by Walmart.
- Hormel Foods and Jennie-O Turkey Store named the 2011 Vendor of the Year for Perishables by Target Corporation.
- Named the 2011 Fresh Vendor of the Year by Ahold USA.

CORPORATE RESPONSIBILITY AWARDS

- Ranked No. 19 on the 100 Best Corporate Citizens list for the U.S.
- No. 124 on the Maplecroft Climate Innovation Indexes (CII) Benchmark, the single most exhaustive study of the top 360 U.S.-based multinational companies and how they manage and adapt to climate change, with a special focus on innovation.

(in thousands, except per share amounts)	2012	2011	2010	2009	2008
Operations					
Net Sales	**$8,230,670**	$7,895,089	$7,220,719	$6,533,671	$6,754,903
Net Earnings	**504,961**	479,196	399,776	345,978	288,635
Net Earnings Attributable to Hormel Foods Corporation	**500,050**	474,195	395,587	342,813	285,500
% of net sales	**6.08%**	6.01%	5.48%	5.25%	4.23%
EBIT[1]	**759,763**	737,283	642,386	533,414	513,661
% of net sales	**9.23%**	9.34%	8.90%	8.16%	7.60%
EBITDA[2]	**879,257**	861,448	767,977	660,552	639,850
% of net sales	**10.68%**	10.91%	10.64%	10.11%	9.47%
Return on Invested Capital[3]	**16.43%**	16.85%	14.89%	14.09%	13.05%
Financial Position					
Total Assets	**4,563,966**	4,244,391	4,053,918	3,692,055	3,616,471
Long-term Debt less Current Maturities	**250,000**	250,000	–	350,000	350,000
Hormel Foods Corporation Shareholders' Investment	**2,819,455**	2,656,582	2,400,657	2,122,608	2,006,740
Selected Cash Flow Data					
Depreciation and Amortization	**119,494**	124,165	125,591	127,138	126,189
Capital Expenditures	**132,303**	96,911	89,823	96,961	125,890
Acquisitions of Businesses	**168**	7,207	28,104	701	27,225
Share Repurchase	**61,366**	152,930	69,574	38,147	69,551
Dividends Paid	**152,204**	129,975	109,374	101,376	95,531
Common Stock					
Weighted-Average Shares Outstanding — Basic	**263,466**	266,394	266,732	268,454	270,721
Weighted-Average Shares Outstanding — Diluted	**268,891**	271,915	270,698	270,979	274,256
Earnings per Share — Basic	**$ 1.90**	$ 1.78	$ 1.48	$ 1.28	$ 1.05
Earnings per Share — Diluted	**1.86**	1.74	1.46	1.27	1.04
Dividends per Share	**0.60**	0.51	0.42	0.38	0.37
Hormel Foods Corporation Shareholders' Investment per Share	**10.72**	10.06	9.03	7.94	7.46

The Company provides EBIT, EBITDA, and Return on Invested Capital because these measures are useful to investors as indicators of operating strength and performance relative to prior years, and are typically used to benchmark our Company's performance against other companies in our industry. These measures are calculated as follows:

	2012	2011	2010	2009	2008
(1) EBIT:					
Net Earnings Attributable to Hormel Foods Corporation	**$ 500,050**	$ 474,195	$ 395,587	$ 342,813	$ 285,500
Plus: Income Tax Expense	**253,374**	239,640	224,775	182,169	172,036
Plus: Interest Expense	**12,859**	22,662	26,589	27,995	28,023
Less: Interest and Investment Income (Loss)	**6,520**	(786)	4,565	19,563	(28,102)
EBIT	**$ 759,763**	$ 737,283	$ 642,386	$ 533,414	$ 513,661
(2) EBITDA:					
EBIT per (1) above	**$ 759,763**	$ 737,283	$ 642,386	$ 533,414	$ 513,661
Plus: Depreciation and Amortization	**119,494**	124,165	125,591	127,138	126,189
EBITDA	**$ 879,257**	$ 861,448	$ 767,977	$ 660,552	$ 639,850
(3) Return on Invested Capital:					
EBIT per (1) above	**$ 759,763**	$ 737,283	$ 642,386	$ 533,414	$ 513,661
X (1 — Effective Tax Rate*)	**66.37%**	66.43%	63.77%	65.30%	62.40%
After-tax EBIT	**504,257**	489,771	409,631	348,319	320,522
Divided by:					
Total Debt	**250,000**	250,000	350,000	350,000	450,000
Hormel Foods Corporation Shareholders' Investment	**2,819,455**	2,656,582	2,400,657	2,122,608	2,006,740
Total Debt and Shareholders' Investment	**3,069,455**	2,906,582	2,750,657	2,472,608	2,456,740
Return on Invested Capital	**16.43%**	16.85%	14.89%	14.09%	13.05%

* Excluding earnings attributable to noncontrolling interests.

Executive Overview

Fiscal 2012: Hormel Foods achieved record sales and earnings for fiscal 2012. Sales grew more than 4 percent compared to last year. All five business units recorded year-over-year improvements, to reach total sales of $8.2 billion. We also met our goal of achieving $2 billion in total sales from new products by 2012. Meeting that ambitious "Go for $2B by 2012" goal illustrates the Company's continued successful track record of creating innovative, new products and growing the portfolio of our brands. Earnings for the year were $500.1 million, an increase of 5.5 percent over 2011. Earnings per share were $1.86, growing 6.9 percent compared to last year.

Continued growth of value-added products and an improved product mix offset higher feed costs and lower commodity meat prices, resulting in a double-digit profit increase for our Jennie-O Turkey Store segment. Grocery Products also experienced increased results driven by strong performances in our MegaMex Foods joint venture, improved sales of our core value-added products, and moderating input costs later in the year. Our Refrigerated Foods segment results were significantly lower than last year. Notable growth within our Meat Products and Foodservice businesses, driven by improved value-added sales, was unable to offset weaker pork operating margins and higher live production losses. Specialty Foods saw operating profit improve on increased sales and lower raw material costs versus a year ago. Our All Other (International) segment delivered substantial earnings growth due to strong pork exports and sales growth of the *SPAM®* family of products. General corporate expense was lower on reduced employee related costs while net interest and investment expense declined due to lower debt levels and reduced interest rates.

We continued to generate substantial cash flows as a result of our strong financial performance. We announced our 47th consecutive year of dividend increases, raising our dividend rate by 13.3 percent for fiscal 2013, and repurchased 2.1 million shares of common stock, spending $61.4 million.

Fiscal 2013 Outlook: Despite continued high grain costs and volatile protein markets, we expect to deliver year-over-year improvements in both sales and earnings in fiscal 2013, utilizing our balanced portfolio. We expect the Refrigerated Foods, Grocery Products, Specialty Foods, and All Other segments to deliver year-over-year earnings growth, while our Jennie-O Turkey Store segment is projected to have an earnings decline due to higher feed costs and tough comparisons. We will continue to concentrate on building our branded, value-added product lines with a focus on providing consumers with great tasting, convenient, and healthy food options at a good value. A strong balance sheet and free cash flow give us the opportunity to build our business through internal expansion or strategic acquisitions, as well as continue to return cash to our shareholders.

Critical Accounting Policies

This discussion and analysis of financial condition and results of operations is based upon the consolidated financial statements of Hormel Foods Corporation (the Company), which have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates, on an ongoing basis, its estimates for reasonableness as changes occur in its business environment. The Company bases its estimates on experience, the use of independent third-party specialists, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments, estimates, and uncertainties, and potentially result in materially different results under different assumptions and conditions. The Company believes the following are its critical accounting policies:

Inventory Valuation: The Company values its pork inventories at the lower of cost or USDA market prices (primal values). When the carcasses are disassembled and transferred from primal processing to various manufacturing departments, the primal values, as adjusted by the Company for product specifications and further processing, become the basis for calculating inventory values. Turkey raw materials are represented by the deboned meat quantities. The Company values these raw materials using a concept referred to as the "meat cost pool." The meat cost pool is determined by combining the cost to grow turkeys with processing costs, less any net sales revenue from by-products created from the processing and not used in producing Company products. The Company has developed a series of ratios using historical data and current market conditions (which themselves involve estimates and judgment determinations by the Company) to allocate the meat cost pool to each meat component. Substantially all inventoriable expenses, meat, packaging, and supplies are valued by the average cost method.

Goodwill and Other Intangibles: The Company's identifiable intangible assets are amortized over their useful lives, unless the useful life is determined to be indefinite. The useful life of an identifiable intangible asset is based on an analysis of several factors including: contractual, regulatory, or legal obligations, demand, competition, and industry trends. Goodwill and indefinite-lived intangible assets are not amortized, but are tested at least annually for impairment.

The Company's goodwill impairment test is performed at the reporting unit level. The Company's reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). In conducting the goodwill impairment test, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company concludes that this is the case, then a two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Company concludes that no impairment is indicated and does not perform the two-step test.

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results. All of the assumptions used in the qualitative assessment require significant judgment.

If required, the quantitative goodwill impairment test is a two-step process. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations. The assumptions used in the estimate of fair value, including future growth rates, terminal values, and discount rates, require significant judgment. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. The Company reviews product growth patterns, market share information, industry trends, peer group statistics, changes in distribution channels, and economic indicators in determining the estimates and assumptions used to develop cash flow and profit plan assumptions. Additionally, the Company performs sensitivity testing of the profit plan assumptions and discount rate to assess the impact on the fair value for each reporting unit under various circumstances.

If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

Based on the qualitative assessment conducted in fiscal 2012, performance of the quantitative two-step test was not required for any of the Company's reporting units, and no goodwill impairment charges were recorded.

The Company did not elect to utilize the qualitative assessment option available for testing its indefinite-lived intangible assets for impairment and therefore, the quantitative testing performed compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method. The assumptions used in the estimate of fair value, including future sales projections and discount rates, require significant judgment. The Company considers historical performance and various Company and industry factors when determining the assumptions to use in estimating the fair value. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal 2012.

Accrued Promotional Expenses: Accrued promotional expenses are unpaid liabilities for customer promotional programs in process or completed as of the end of the fiscal year. Promotional contractual accruals are based on agreements with customers for defined performance. The liability relating to these agreements is based on a review of the outstanding contracts on which performance has taken place but for which the promotional payments relating to such contracts remain unpaid as of the end of the fiscal year. The level of customer performance is a significant estimate used to determine these liabilities.

Employee Benefit Plans: The Company incurs expenses relating to employee benefits, such as noncontributory defined benefit pension plans and post-retirement health care benefits. In accounting for these employment costs, management must make a variety of assumptions and estimates including mortality rates, discount rates, overall Company compensation increases, expected return on plan assets, and health care cost trend rates. The Company considers historical data as well as current facts and circumstances when determining these estimates. The Company uses third-party specialists to assist management in the determination of these estimates and the calculation of certain employee benefit expenses.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

The Company computes its provision for income taxes based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in evaluating the Company's tax positions and determining its annual tax provision. While the Company considers all of its tax positions fully supportable, the Company is occasionally challenged by various tax authorities regarding the amount of taxes due. The Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination, based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A change in judgment related to the expected ultimate resolution of uncertain tax positions will be recognized in earnings in the quarter of such change.

Contingent Liabilities: At any time, the Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company routinely assesses the likelihood of any adverse outcomes related to these matters on a case by case basis, as well as the potential ranges of losses and fees. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company's best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material. These accruals and disclosures are determined based on the facts and circumstances related to the individual cases and require estimates and judgments regarding the interpretation of facts and laws, as well as the effectiveness of strategies or other factors beyond our control.

Results Of Operations

OVERVIEW

The Company is a processor of branded and unbranded food products for retail, foodservice, and fresh product customers. The Company operates in the following five reportable segments:

Segment	Business Conducted
Grocery Products	This segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex Foods, LLC (MegaMex) joint venture.
Refrigerated Foods	This segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers. The Affiliated Business Units include the Farmer John, Burke Corporation, Dan's Prize, Saag's Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture.
Jennie-O Turkey Store	This segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.
Specialty Foods	This segment includes the Diamond Crystal Brands (DCB), Century Foods International (CFI), and Hormel Specialty Products (HSP) operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.
All Other	This segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures and miscellaneous corporate sales.

The Company's fiscal year consisted of 52 weeks in 2012 and 2011, and 53 weeks in 2010. Certain comparisons provided within this discussion are therefore impacted by the additional week in fiscal 2010.

Additionally, all prior year share and per share figures throughout this discussion have been restated, as appropriate, to reflect the two-for-one split of the Company's common stock, which was effected February 1, 2011.

FISCAL YEARS 2012 AND 2011:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2012 were $132.6 million, an increase of 13.0 percent compared to earnings of $117.3 million for the same quarter last year. Diluted earnings per share were $0.49 compared to $0.43 for the same quarter last year. Net earnings attributable to the Company for fiscal 2012 increased 5.5 percent to $500.1 million, from $474.2 million in fiscal 2011. Diluted earnings per share for fiscal 2012 increased 6.9 percent to $1.86 compared to $1.74 per share last year.

Net Sales: Net sales for the fourth quarter of fiscal 2012 increased to $2.17 billion from $2.10 billion in 2011, an increase of 3.2 percent. Net sales for fiscal 2012 increased 4.3 percent to $8.23 billion compared to $7.90 billion in the prior year. Tonnage for the fourth quarter increased 1.6 percent to 1.26 billion lbs. compared to 1.24 billion lbs. for the same period last year. Tonnage for the fiscal year increased 0.2 percent to 4.83 billion lbs. from 4.82 billion lbs. in the prior year. Four of the Company's five reporting segments delivered sales growth in the fourth quarter of fiscal 2012, and all five segments improved on a full year basis compared to fiscal 2011. Increased value-added sales across all segments of the Company drove the top-line results for both the fourth quarter and fiscal year. The more modest tonnage increase reflects a decline in commodity meat sales for both the Refrigerated Foods and Jennie-O Turkey Store segments in fiscal 2012 compared to the prior year.

The record sales results for the year reflect ongoing support of the Company's key *Hormel®* and *Jennie-O Turkey Store®* brands through effective media campaigns. The Company also benefitted from a new advertising campaign celebrating the 75th anniversary of the iconic *SPAM®* brand featuring the *Sir-Can-A-Lot™* character. Top-line results for Grocery Products were further enhanced by the inclusion of sales of Don Miguel Foods Corp. products (additional product lines within the MegaMex joint venture), as the Company's retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed $95.9 million to the top line results for fiscal 2012. In addition, the Company achieved its remarkable goal of generating more than $2 billion in sales from new products that did not exist 12 years ago.

Entering fiscal 2013, the Company continues to enjoy solid top-line momentum in a number of value-added product lines. The *SPAM®* family of products continues to grow in both the U.S. and abroad. Strong sales for *Jennie-O Turkey Store®* fresh tray pack items, turkey burgers, and turkey bacon should also continue, fueled by the "Make the Switch" advertising campaign and the consumer trend toward eating more nutritious products. Robust sales of *Hormel®* pepperoni and party tray items are also anticipated as snacking occasions continue to be a big part of the consumer eating landscape. The *Hormel® Compleats®* microwave meal line is also expected to benefit from new products and refreshed advertising. The Company's Mexican foods portfolio has begun to leverage its scale and full range of product offerings in that fast-growing category, which should provide yet another platform for growth in the upcoming year.

Gross Profit: Gross profit was $351.8 million and $1.33 billion for the 2012 fourth quarter and fiscal year, respectively, compared to $336.0 million and $1.33 billion last year. As a percentage of net sales, gross profit increased to 16.2 percent for the fourth quarter compared to 16.0 percent in fiscal 2011, but decreased to 16.2 percent for the year compared to 16.9 percent in fiscal 2011. Shipping and handling expenses increased compared to fiscal 2011 across all segments of the Company. Additionally, the spread between hog costs and primal values remained well below prior year levels throughout fiscal 2012, resulting in substantial declines in pork operating margins compared to the prior year. Losses in the Company's live hog operations and the negative impact of grain based procurement contracts also decreased margins for Refrigerated Foods. Although value-added sales growth for that segment was strong for fiscal 2012, it was unable to fully offset the losses in operations. Jennie-O Turkey Store generated strong margins for the year, as value-added sales growth and ongoing operational efficiencies were able to overcome the impact of significantly higher feed costs. Lower raw material costs and an improved product mix also enhanced margins for the Company's international business.

Entering fiscal 2013, the Company continues to face headwinds from higher grain costs. Margins for the Jennie-O Turkey Store segment are likely to be most significantly impacted as year-over-year comparisons will be difficult versus the strong margin results in fiscal 2012. Volatile protein costs and pork processing margins will also remain a concern, but the Company anticipates improvement in pork operating margins compared to fiscal 2012. To mitigate the Company's exposure to these higher commodity costs, the Company plans on reducing harvest levels in both the Jennie-O Turkey Store and Refrigerated Foods segments in 2013 by one to two percent. In addition, the Company will consider strategic price increases as necessary on products most significantly impacted by the higher input costs. Overall the Company's balanced business model is still expected to deliver improved results in the upcoming year, with growth driven by the Refrigerated Foods, Grocery Products, Specialty Foods, and All Other segments.

Selling, General And Administrative: Selling, general and administrative expenses for the fourth quarter and year were $159.7 million and $605.9 million, respectively, compared to $156.7 million and $618.6 million last year. Selling, general and administrative expenses as a percentage of net sales for the fourth quarter remained flat compared to the prior year at 7.4 percent. For the fiscal year, these expenses decreased to 7.4 percent of net sales from 7.8 percent in fiscal 2011.

The lower expense incurred in fiscal 2012 is primarily due to a reduction in advertising in the current year. In fiscal 2011, the Company invested significantly in "Make the Switch" media campaigns for *Jennie-O Turkey Store®* products. In fiscal 2012, the Company was able to build upon this successful media campaign by introducing new turkey bacon and breakfast sausage products, but overall spending did not reach prior year levels. Pension and insurance related expenses also decreased during the year, but were partially offset by increases in brokerage and professional service expenses compared to fiscal 2011. As a percentage of net sales, the Company expects selling, general and administrative expenses to be between 7.0 percent and 7.5 percent in fiscal 2013.

Research and development expenses were $8.1 million and $29.8 million for the fiscal 2012 fourth quarter and year, respectively, compared to $8.2 million and $29.4 million in fiscal 2011. Research and development expenses are again expected to increase during fiscal 2013, as product innovation and further expansion of value-added product lines continue to be critical growth platforms for the Company.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $10.1 million and $38.7 million for the fiscal 2012 fourth quarter and year, respectively, compared to $7.6 million and $26.8 million last year. Strong results from the Company's 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and year compared to fiscal 2011. Results were mixed for the Company's international joint ventures, resulting in an overall decline for those operations for fiscal 2012 compared to the prior year.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 28, 2012, was as follows:

(in thousands) Country	Investments/Receivables
United States	$205,315
Philippines	60,728
Vietnam	11,470
Mexico	5,518
Japan	3,506
Total	$286,537

Income Taxes: The Company's effective tax rate for the fiscal 2012 fourth quarter and year was 33.1 percent and 33.4 percent, respectively, compared to 34.3 percent and 33.3 percent, respectively, for the quarter and year in fiscal 2011. The Company expects the effective tax rate in fiscal 2013 to be between 33.5 percent and 34.5 percent.

Segment Results

Net sales and operating profits for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below. (Additional segment financial information can be found in Note O "Segment Reporting.")

	Fourth Quarter Ended			Year Ended		
(in thousands)	**October 28, 2012**	October 30, 2011	% Change	**October 28, 2012**	October 30, 2011	% Change
Net Sales						
Grocery Products	**$ 340,222**	$ 282,018	20.6	**$1,170,871**	$1,064,558	10.0
Refrigerated Foods	**1,063,941**	1,092,024	(2.6)	**4,222,752**	4,189,224	0.8
Jennie-O Turkey Store	**429,199**	408,943	5.0	**1,549,227**	1,467,222	5.6
Specialty Foods	**247,429**	232,213	6.6	**924,472**	835,584	10.6
All Other	**89,393**	88,700	0.8	**363,348**	338,501	7.3
Total	**$2,170,184**	$2,103,898	3.2	**$8,230,670**	$7,895,089	4.3
Segment Operating Profit						
Grocery Products	**$ 54,248**	$ 44,518	21.9	**$ 181,251**	$ 162,556	11.5
Refrigerated Foods	**61,150**	69,420	(11.9)	**228,665**	292,624	(21.9)
Jennie-O Turkey Store	**52,232**	49,561	5.4	**238,298**	204,940	16.3
Specialty Foods	**24,093**	22,322	7.9	**83,089**	76,905	8.0
All Other	**12,126**	9,770	24.1	**49,889**	36,250	37.6
Total segment operating profit	**203,849**	195,591	4.2	**781,192**	773,275	1.0
Net interest and investment expense (income)	**1,407**	6,611	(78.7)	**6,339**	23,448	(73.0)
General corporate expense	**3,389**	9,827	(65.5)	**21,429**	35,992	(40.5)
Noncontrolling interest	**1,685**	1,186	42.1	**4,911**	5,001	(1.8)
Earnings before income taxes	**$ 200,738**	$ 180,339	11.3	**$ 758,335**	$ 718,836	5.5

Grocery Products: Grocery Products net sales increased 20.6 percent for the fiscal 2012 fourth quarter and 10.0 percent for the year compared to fiscal 2011. Tonnage increased 17.3 percent for the quarter and 5.8 percent for the year compared to prior year results. The comparative results reflect the addition of Don Miguel Foods Corp. sales (additional product lines within the MegaMex joint venture) as the Company's retail sales force assumed responsibility for these sales beginning in the third quarter of fiscal 2012. These sales contributed an incremental $95.9 million of net sales and 46.0 million lbs. to the top-line results for fiscal 2012.

Following declines in the first half of fiscal 2012, sales and tonnage results for Grocery Products strengthened during the latter half of the year due to increased sales of core product lines. Strong sales of the *SPAM®* family of products were propelled by an advertising campaign featuring the *Sir-Can-A-Lot™* character and publicity around the 75th anniversary. Sales of Mexican food products with the Company's MegaMex joint venture were also robust throughout fiscal 2012. Improved results for other key items in the fourth quarter, including *Hormel®* bacon toppings and *Hormel®* chili, offset declines in categories such as *Hormel®* chunk meats and *Dinty Moore®* canned products. Sales of the *Hormel® Compleats®* line of microwave meals were also softer during the fourth quarter due to a shift in promotional timing, but the Company expects momentum for this product line to resume following the roll-out of new products and additional marketing support in fiscal 2013.

Segment profit for Grocery Products increased 21.9 percent for the fourth quarter and 11.5 percent for the year compared to fiscal 2011. Profit results for both the fourth quarter and fiscal year benefitted from the volume increases in core products noted above, such as the *SPAM®* family of products and *Hormel®* chili. Lower pork and beef input costs in the latter half of the year also improved profit results for this segment. Increased equity in earnings results from the MegaMex joint venture also contributed to higher profitability throughout fiscal 2012 compared to the prior year.

Looking ahead, the Company expects continued sales growth in fiscal 2013 for Grocery Products. The ongoing introduction of new items, such as black pepper and jalapeno varieties of *SPAM®,* cheesy pasta *Compleats®* meals, and other new microwavable items like *Hormel® Sandwich Makers®* and *SPAM®* meals, should enhance comparative results entering the new fiscal year. Volatile protein markets remain a concern. This segment will continue to focus on product innovation and support of its key product lines through ongoing advertising campaigns to enhance overall results. Additional pricing actions may be pursued, as necessary, which should also help to sustain margins during fiscal 2013.

Refrigerated Foods: Net sales for the Refrigerated Foods segment decreased 2.6 percent for the fiscal 2012 fourth quarter and increased 0.8 percent for the year compared to fiscal 2011. Tonnage remained flat for the fourth quarter and decreased 0.8 percent for the fiscal year compared to prior year results. The top-line softness reflects reduced sales of commodity fresh pork items resulting from reduced harvest levels and lower commodity markets, primarily in the latter half of the year. However, gains were reported across several key value-added product categories during fiscal 2012, partially offsetting the decline in fresh pork sales.

As noted, value-added product lines within Refrigerated Foods did experience notable growth during fiscal 2012. The Meat Products business unit had a solid performance throughout fiscal 2012 for *Hormel® Natural Choice®* deli meats, *Hormel®* party trays, and *Hormel®* pepperoni. Sales of *Hormel® Cure 81®* premium hams, *Hormel®* refrigerated entrees, and convenience bacon were also strong during the fourth quarter. Within the Foodservice business unit, sales gains for fiscal 2012 were reported in several core categories, with particularly strong growth in *Hormel® Natural Choice®* deli meats and *Hormel®* premium bacon. Sales of *Hormel® Always Tender®* prepared pork were also up nicely for the fourth quarter compared to fiscal 2011.

Segment profit for Refrigerated Foods decreased 11.9 percent in the fourth quarter and 21.9 percent for the year, compared to fiscal 2011. Strong results in the segment's value-added businesses were not able to fully offset significantly lower pork operating margins, as the spread between hog costs and primal values remained below prior year levels for much of fiscal 2012. Losses in the Company's live hog operations due to elevated grain costs also negatively impacted results.

Entering fiscal 2013, the Company looks for continued strong contributions from its value-added product lines within Refrigerated Foods. Protein costs may be volatile in the upcoming year and the continued impact of high grain costs on the Company's live production division and grain based procurement contracts may constrict margins. The Company intends to reduce its hog harvest levels by one to two percent to mitigate the impact of the higher anticipated commodity costs, and will also pursue necessary pricing actions to support margins.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2012 fourth quarter and year increased 5.0 percent and 5.6 percent, respectively, compared to fiscal 2011. Tonnage decreased 1.9 percent for the fourth quarter and 2.2 percent for the year, compared to prior year results. The top-line growth was driven by continued strength in sales of value-added products and an improved product mix. Value-added net sales experienced double-digit growth for both the 2012 fourth quarter and fiscal year, led by sales of *Jennie-O Turkey Store®* fresh tray pack items and turkey burgers. This growth more than offset lower commodity meat sales resulting from reduced volumes and pricing compared to fiscal 2011. The tonnage decline in the fourth quarter also reflects a shift in the timing of shipments, as a portion of the holiday whole bird sales shipped later in the year and will be reflected in fiscal 2013 results.

This segment continued to benefit from its "Make the Switch" marketing campaign, with new commercials in the fourth quarter focusing on turkey bacon and breakfast sausage products. This campaign positively impacted results during the fourth quarter and should continue to enhance the topline in upcoming quarters.

Segment profit for JOTS increased 5.4 percent for the fourth quarter and 16.3 percent for the year, compared to fiscal 2011. Increased value-added business, ongoing operational efficiencies, and lower advertising expenses were key drivers of the improved profitability. Whole bird pricing was also much improved compared to the prior year. These factors were able to mitigate the higher, volatile grain markets that were experienced throughout the year, which caused feed costs to be significantly higher than fiscal 2011. Commodity meat pricing also averaged well below prior year levels, which further constricted profit results for this segment in fiscal 2012.

Although segment profit results are expected to decline for JOTS in fiscal 2013, continued top-line growth for value-added product lines is anticipated, resulting from successful ad campaigns and a consumer trend toward eating more nutritious products. Commodity pricing on whole muscle meats showed some improvement late in the year, but breast meat demand has started to seasonally decline. Corn and soymeal input costs also remain a concern as markets continue to be volatile and are predicted to be even higher in 2013. The Company's hedge positions will temper the increased costs but will not likely be as favorable as in fiscal 2012. JOTS intends to reduce its harvest levels by one to two percent in fiscal 2013 to limit its exposure to the rising commodity costs. Additional pricing actions on value-added items may also be necessary if costs escalate as expected, but the Company will continue to closely monitor the impact of pricing on demand during fiscal 2013.

Specialty Foods: Specialty Foods net sales increased 6.6 percent for the fiscal 2012 fourth quarter and 10.6 percent for the year compared to fiscal 2011. Tonnage decreased 2.3 percent for the quarter and increased 1.1 percent for the year, compared to prior year results. Sales growth at CFI drove the top-line increases for both the quarter and fiscal year, led by strong sales of nutritional products, ready-to-drink items, and store brands. Sales gains for HSP were also noted on private label canned meats and savory items, aided by recent pricing actions. Although DCB continued to report increased sales of blended products, overall declines in sugar substitutes and other core products were experienced throughout fiscal 2012.

Specialty Foods segment profit increased 7.9 percent for the fourth quarter and 8.0 percent for the year compared to fiscal 2011. The results were driven by a strong fourth quarter for HSP, reflecting the benefit of lower raw material costs for hash, luncheon meat, and chili items. Prior pricing actions in response to higher raw material costs for other key product categories also strengthened margins in the back half of the year. Overall improvements in both product mix and the customer base contributed to the profitability for this segment for both the fourth quarter and year compared to fiscal 2011.

Looking forward, improvement is expected in all three operating segments within Specialty Foods in fiscal 2013. Past pricing actions and continued favorable raw materials costs should provide a benefit. Efforts to expand the customer base have also been successful to date and will continue to be pursued. Additional opportunities to leverage operational efficiencies are also being identified across all operating segments, which should positively impact future quarters.

All Other: All Other net sales increased 0.8 percent for the fiscal 2012 fourth quarter and 7.3 percent for the year compared to fiscal 2011. Strong export sales of fresh pork and the *SPAM®* family of products drove top-line results for the fiscal year, although moderating in the fourth quarter.

All Other segment profit increased 24.1 percent and 37.6 percent for the fiscal 2012 fourth quarter and year, respectively, compared to fiscal 2011. Segment profit was driven by strong export volumes throughout the year, as well as prior pricing actions and the benefit of lower raw material costs. Results for the Company's China operations also continued to improve throughout the year due to lower raw material costs and an improved product mix, which were able to offset an overall decline for the Company's international joint venture operations for fiscal 2012.

After achieving a record segment profit year in fiscal 2012, the Company's international business is entering 2013 with good momentum. Raw material costs continue to be favorable and export demand is expected to remain strong in the near term.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment expense (income) for the fourth quarter and fiscal year was a net expense of $1.4 million and $6.3 million, respectively, compared to a net expense of $6.6 million and $23.4 million for the comparable periods of fiscal 2011. Interest expense was $12.9 million for fiscal 2012, decreasing from $22.7 million in fiscal 2011, due to a lower overall long-term debt balance and a lower interest rate for the current year. The only debt balance outstanding at the end of fiscal 2012 relates to the Company's $250.0 million senior notes which mature in 2021. The Company expects interest expense to be approximately $12.0 to $14.0 million for fiscal 2013.

General corporate expense for the fourth quarter and year was $3.4 million and $21.4 million, respectively, compared to $9.8 million and $36.0 million for the comparable periods of the prior year. The lower expense for both the fourth quarter and fiscal year reflects a decline in pension, insurance, and compensation related expenses compared to the prior year. A reduction in the lower of cost or market inventory reserve also caused a notable expense decrease in the fourth quarter compared to fiscal 2011.

Net earnings attributable to the Company's noncontrolling interests were $1.7 million and $4.9 million for the 2012 fourth quarter and fiscal year, respectively, compared to $1.2 million and $5.0 million for the comparable periods of fiscal 2011. The Company's Precept Foods business generated a gain for the fourth quarter, but experienced a modest decline for the full year compared to fiscal 2011. The Company's China operations also continued to improve, up slightly for both the fourth quarter and fiscal year compared to prior year results.

FISCAL YEARS 2011 AND 2010:

Consolidated Results

Net Earnings: Net earnings attributable to the Company for the fourth quarter of fiscal 2011 were $117.3 million, a decrease of 3.2 percent compared to earnings of $121.1 million for the same quarter in fiscal 2010. Diluted earnings per share were $0.43 compared to $0.45 for the same quarter in fiscal 2010. Net earnings attributable to the Company for fiscal 2011 increased 15.9 percent to $474.2 million, from $409.0 million adjusted[1] net earnings attributable to the Company in fiscal 2010. Diluted earnings per share for fiscal 2011 increased 15.2 percent to $1.74 compared to $1.51 adjusted[1] diluted earnings per share in fiscal 2010 year.

On a U.S. GAAP basis, net earnings attributable to the Company for fiscal 2011 increased 19.9 percent to $474.2 million, from $395.6 million in fiscal 2010. U.S. GAAP diluted earnings per share for fiscal 2011 increased 19.2 percent to $1.74 compared to $1.46 in fiscal 2010.

Net Sales: Net sales for the fourth quarter of fiscal 2011 increased to $2.10 billion from $2.06 billion in fiscal 2010, an increase of 2.0 percent. Net sales for fiscal 2011 increased 9.3 percent to $7.90 billion compared to $7.22 billion in fiscal 2010. Tonnage for the fourth quarter decreased 7.1 percent to 1.24 billion lbs. compared to fiscal 2010 at 1.34 billion lbs. Tonnage for fiscal 2011 increased 0.6 percent to 4.82 billion lbs. from 4.80 billion lbs. in fiscal 2010. Four of the Company's five reporting segments delivered sales growth in the fourth quarter of fiscal 2011, and all five segments improved on a full year basis compared to fiscal 2010. Ongoing media investments to support the Company's key brands were successful in strengthening value-added sales during the year, particularly for retail products within the Refrigerated Foods and Jennie-O Turkey Store (JOTS) segments. Favorable volumes and pricing also generated significant increases in commodity meat sales for JOTS over fiscal 2010. Additionally, strong fresh pork export sales were experienced throughout fiscal year 2011 and further enhanced top-line results. Sales comparisons were also impacted by pricing initiatives, which were taken throughout fiscal 2011 in all segments of the Company in response to higher input costs. However, the higher pricing began to impact tonnage results in the latter half of the year.

Gross Profit: Gross profit was $336.0 million and $1.33 billion for the 2011 fourth quarter and fiscal year, respectively, compared to $355.0 million and $1.24 billion in fiscal 2010. As a percentage of net sales, gross profit in fiscal 2011 decreased to 16.0 percent for the fourth quarter compared to 17.2 percent in fiscal 2010, and decreased to 16.9 percent for the year compared to 17.2 percent in fiscal 2010. Gross profit for fiscal 2010 included a charge of $9.7 million incurred during the second quarter related to the closing of the Company's Valley Fresh plant. Jennie-O Turkey Store had an outstanding year in fiscal 2011 as value-added sales growth, favorable commodity meat margins, and efficiencies achieved throughout its supply chain and operations were able to offset higher feed costs. Margins on fresh pork exports were also strong for the Company's international business in fiscal 2011. In Refrigerated Foods, favorable spreads between hog costs and primal values generated sizable gains in the first half of fiscal year 2011. However, these margins weakened in the latter half, resulting in lower profits for pork operations in the third and fourth quarters of fiscal 2011. Meanwhile, pork primal costs and other raw materials remained high throughout fiscal 2011 and reduced margins for the Company's value-added businesses. Shipping and handling expenses also increased compared to fiscal 2010 across all segments of the Company. Pricing initiatives were able to offset a portion of the higher costs during fiscal 2011, but margins began to be negatively impacted in the second half of the year.

Selling, General and Administrative: Selling, general and administrative expenses for the fourth quarter and fiscal year in 2011 were $156.7 million and $618.6 million, respectively, compared to $166.5 million and $605.3 million in fiscal 2010. Due to significant sales growth in fiscal 2011, selling, general and administrative expenses as a percentage of net sales for the fourth quarter decreased to 7.4 percent, compared to 8.1 percent of net sales in fiscal 2010. For fiscal year 2011, these expenses decreased to 7.8 percent from 8.4 percent in fiscal 2010. Higher expense was incurred in fiscal 2011 due to the vesting of options under the Universal Stock Option award granted to all employees in 2007, which occurred during the first quarter. Brokerage, travel, and compensation related expenses also increased for the year compared to fiscal 2010, but were partially offset by reductions in professional service related expenses. The Company also made a larger investment in advertising for its key brands during fiscal 2011. Most notably, *Hormel®* branded items continued to be supported through the "Life Better Served" campaign throughout the year, and the "Make the Switch" campaign for *Jennie-O Turkey Store®* turkey burgers was resumed in the summer and fall months.

Research and development expenses were $8.2 million and $29.4 million for the fiscal 2011 fourth quarter and year, respectively, compared to $7.7 million and $27.6 million in 2010.

[1] See discussion regarding 2010 adjusted net earnings on pages 24 and 25.

Equity in Earnings of Affiliates: Equity in earnings of affiliates was $7.6 million and $26.8 million for the fiscal 2011 fourth quarter and year, respectively, compared to $4.1 million and $13.1 million in fiscal 2010. Strong results from the Company's 50 percent owned MegaMex joint venture were the primary driver of the increase for both the fourth quarter and fiscal year, offsetting lower overall results for the Company's international joint ventures compared to fiscal 2010.

During the fourth quarter of fiscal 2010, MegaMex acquired Don Miguel Foods, a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods. Fresherized Foods produces *Wholly Guacamole®* and *Wholly Salsa®* products.

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with receivables from other affiliates, are included in the Consolidated Statement of Financial Position as investments in and receivables from affiliates. The composition of this line item at October 30, 2011, was as follows:

(in thousands) Country	Investments/Receivables
United States	$205,594
Philippines	65,140
Vietnam	17,442
Mexico	4,796
Japan	2,726
Total	$295,698

Income Taxes: The Company's effective tax rate for the fourth quarter and year was 34.3 percent and 33.3 percent, respectively, in fiscal 2011 compared to 34.8 percent and 36.0 percent, respectively, for the quarter and year in fiscal 2010. The lower fiscal 2011 rate compared to the prior year primarily reflected favorable discrete items resulting from prior year tax adjustments and settlements with federal and various state tax jurisdictions. Additionally, the higher rate in 2010 reflected a change in the tax treatment of Medicare Part D subsidies, resulting from new health care laws enacted in 2010.

Segment Results

Net sales and operating profits for each of the Company's reportable segments are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

	Fourth Quarter Ended			Year Ended		
(in thousands)	October 30, 2011	October 31, 2010	% Change	October 30, 2011	October 31, 2010	% Change
Net Sales						
Grocery Products	$ 282,018	$ 287,112	(1.8)	$1,064,558	$1,040,455	2.3
Refrigerated Foods	1,092,024	1,082,941	0.8	4,189,224	3,818,788	9.7
Jennie-O Turkey Store	408,943	402,048	1.7	1,467,222	1,310,412	12.0
Specialty Foods	232,213	212,017	9.5	835,584	782,958	6.7
All Other	88,700	78,921	12.4	338,501	268,106	26.3
Total	$2,103,898	$2,063,039	2.0	$7,895,089	$7,220,719	9.3
Segment Operating Profit						
Grocery Products	$ 44,518	$ 43,134	3.2	$ 162,556	$ 155,922	4.3
Refrigerated Foods	69,420	86,065	(19.3)	292,624	276,315	5.9
Jennie-O Turkey Store	49,561	47,544	4.2	204,940	143,644	42.7
Specialty Foods	22,322	19,886	12.2	76,905	80,727	(4.7)
All Other	9,770	9,448	3.4	36,250	26,126	38.8
Total segment operating profit	195,591	206,077	(5.1)	773,275	682,734	13.3
Net interest and investment expense (income)	6,611	4,572	44.6	23,448	22,024	6.5
General corporate expense	9,827	14,889	(34.0)	35,992	40,348	(10.8)
Noncontrolling interest	1,186	1,460	(18.8)	5,001	4,189	19.4
Earnings before income taxes	$ 180,339	$ 188,076	(4.1)	$ 718,836	$ 624,551	15.1

Grocery Products: Grocery Products net sales decreased 1.8 percent for the fiscal 2011 fourth quarter and increased 2.3 percent for the year compared to fiscal 2010. Tonnage decreased 6.0 percent for the quarter and increased 0.3 percent for fiscal year 2011 compared to fiscal 2010 results. Following gains earlier in the year, sales and tonnage results for Grocery Products were mixed in the fourth quarter, reflecting the impact of pricing initiatives taken throughout fiscal 2011. For fiscal year 2011, increased sales of core product lines, including the *SPAM®* family of products, *Hormel®* bacon toppings, *Hormel® Mary Kitchen®* hash, and *Dinty Moore®* stew, offset declines in other categories such as *Hormel®* chili and imported canned meats. Although down for the fourth quarter, sales of Mexican food products with the Company's MegaMex joint venture also benefitted top-line results for fiscal 2011 compared to fiscal 2010.

The introduction of new items and packaging for the *Hormel® Compleats®* line of microwave meals also began during the fourth quarter of fiscal 2011, but sales declined in the fourth quarter due to stronger promotional efforts associated with the roll-out. Introduction of the *Compleats®* Kids line of microwave meals also took place in the second quarter of fiscal 2011, providing incremental sales and volume for the year.

Segment profit for Grocery Products increased 3.2 percent for the fiscal 2011 fourth quarter and 4.3 percent for the year compared to fiscal 2010. Segment profit for Grocery Products for fiscal 2011 decreased 1.9 percent compared to adjusted segment profit in fiscal 2010, which excluded a non-recurring charge of $9.7 million related to the closing of the Company's Valley Fresh plant incurred during the second quarter (see table below). Higher pork and beef raw material costs negatively impacted margins across the Grocery Products product portfolio throughout fiscal 2011. Declines were most notable in the first half of the year as pricing initiatives lagged cost increases, but profitability improved in the latter half once those initiatives were fully in effect. Favorable equity in earnings results from the MegaMex joint venture also provided year-over-year growth and offset a portion of the higher input costs incurred. During the fourth quarter of fiscal 2011, MegaMex also completed the acquisition of Fresherized Foods, which produces *Wholly Guacamole®* and *Wholly Salsa®* products.

The following table shows the calculation to reconcile from adjusted segment profit to U.S. GAAP segment profit for Grocery Products for fiscal year 2010.

(in thousands)	2010 Adjusted Segment Profit	Valley Fresh Plant Closure	2010 U.S. GAAP Segment Profit
Grocery Products Segment Profit			
Year ended October 31, 2010	$165,655	$(9,733)	$155,922

Refrigerated Foods: Net sales for the Refrigerated Foods segment were up 0.8 percent for the fiscal 2011 fourth quarter and 9.7 percent for the year compared to fiscal 2010. Tonnage decreased 8.1 percent for the fourth quarter and 0.9 percent for fiscal year 2011 as compared to fiscal 2010. Following three strong quarters, this segment began to experience some top-line softness in the fourth quarter, partially reflecting the impact of fiscal 2011 pricing advances. Gains in the retail business were offset by declines in both foodservice and the Affiliated Business Units. On a full year basis, however, sales gains were reported across all business units within Refrigerated Foods.

Despite a relatively flat fourth quarter overall, the Company was successful in expanding key value-added product lines within this segment during fiscal 2011. The Meat Products business unit had solid performance in the fourth quarter of fiscal 2011 on *Hormel®* convenience bacon, *Hormel® Cure 81®* premium hams, and *Hormel® Natural Choice®* deli meats. For fiscal year 2011, sales of *Hormel®* party trays and *Hormel®* retail pepperoni were also strong and the Company continues to see growth from the *Hormel® Country Crock®* refrigerated side dish business. Although the foodservice trade experienced a challenging fiscal 2011, the Company was also able to maintain sales growth for several of its core foodservice product lines, including *Hormel® Natural Choice®* deli meats, *Café H®* ethnic meats, and pizza toppings.

Segment profit for Refrigerated Foods decreased 19.3 percent in the fiscal 2011 fourth quarter and increased 5.9 percent for the year, compared to fiscal 2010. Unusually favorable spreads between hog costs and primal values in the first half of fiscal 2011 generated gains for the Company's pork operations. However, pork operating margins became significantly weaker in the latter half of the year, particularly in comparison to the historically high margins experienced in the latter half of fiscal 2010, resulting in year-over-year losses in the third and fourth quarters. Additionally, pork primal values remained at an elevated level compared to 2010, which pressured margins for this segment's value-added businesses throughout fiscal 2011. Pricing advances were taken throughout fiscal year 2011 to help mitigate the higher input costs.

Jennie-O Turkey Store: Jennie-O Turkey Store (JOTS) net sales for the fiscal 2011 fourth quarter and fiscal year increased 1.7 percent and 12.0 percent, respectively, compared to fiscal 2010. Tonnage decreased 10.9 percent for the fourth quarter and increased 0.9 percent for the twelve months, compared to fiscal year 2010 results. This segment continued to grow its value-added sales during fiscal 2011, with net sales increasing 3.1 percent and 8.8 percent for the fourth quarter and year, respectively. Commodity pricing was also favorable throughout fiscal 2011, which resulted in a significant increase in commodity meat sales for both the fourth quarter and fiscal year. Sales of whole birds declined significantly in the fourth quarter compared to fiscal 2010, reflecting successful efforts to sell the product earlier in the year.

JOTS completed a very strong year in fiscal 2011, with segment profit increasing 4.2 percent for the fourth quarter and 42.7 percent for the year, compared to fiscal 2010. Improved value-added business results and ongoing operational and efficiency gains generated notable profit increases compared to fiscal 2010. Favorable commodity meat margins were also a key driver of the profitability gains throughout fiscal 2011, but year-over-year comparisons in the fourth quarter were not as favorable as earlier in the year. Grain markets remained high and volatile toward the end of the fiscal year, resulting in feed costs for the quarter that were significantly higher than fiscal 2010. Pricing initiatives taken throughout fiscal 2011 and the Company's hedging programs were able to mitigate a portion of these increased costs.

The Company resumed its "Make the Switch" marketing campaign for JOTS during the latter half of fiscal 2011. This campaign enhanced results during the fourth quarter, with all three of the retail, deli, and foodservice business units reporting growth. Sales of *Jennie-O Turkey Store®* fresh tray pack items and turkey burgers were particularly strong.

Specialty Foods: Specialty Foods net sales increased 9.5 percent for the fiscal 2011 fourth quarter and 6.7 percent for the year compared to fiscal 2010. Tonnage decreased 0.6 percent for the quarter and increased 2.9 percent for the twelve months compared to the fiscal 2010. All three operating segments within Specialty Foods generated top-line gains for both the 2011 fourth quarter and fiscal year, as the impact of pricing initiatives benefitted sales results for this segment. Items showing the most notable growth included private label canned meats, sugar, blended products, nutritional products, and liquid portion products. Improved sales of these items were able to offset declines in contract packaging and dysphagia and malnutrition products.

Specialty Foods segment profit increased 12.2 percent for the fiscal 2011 fourth quarter and decreased 4.7 percent for the year compared to fiscal 2010. High raw materials costs were a challenge for Specialty Foods throughout fiscal 2011 across all operating segments. Additional pricing advances taken in the third quarter were able to offset these costs and improve margin results during the fourth quarter. Product mix improvements at CFI also provided a significant improvement in profitability late in fiscal year 2011, with increased volumes of nutritional and bulk blended products replacing less profitable toll-based contract manufacturing business.

All Other: All Other net sales increased 12.4 percent for the fiscal 2011 fourth quarter and 26.3 percent for the year compared to fiscal 2010. Strong fresh pork export sales drove the top-line results for both the fourth quarter and fiscal year for this segment. Sales of the *SPAM®* family of products declined for the fourth quarter, but provided a significant sales increase on a full year basis compared to fiscal 2010.

All Other segment profit increased 3.4 percent and 38.8 percent for the fiscal 2011 fourth quarter and fiscal year, respectively, compared to fiscal 2010. The increased export volumes noted above were able to offset lower product margins due to the ongoing high raw material costs experienced during fiscal 2011. Although equity in earnings results for our international joint venture operations declined for both the 2011 fourth quarter and fiscal year, favorable currency rates and profit improvements from the Company's China operations were able to cover these declines and contributed to improved overall profitability for the segment.

Unallocated Income and Expenses: The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included in the segment table for the purpose of reconciling segment results to earnings before income taxes.

Net interest and investment expense (income) for the fiscal 2011 fourth quarter and year was a net expense of $6.6 million and $23.4 million, respectively, compared to a net expense of $4.6 million and $22.0 million for the comparable periods of fiscal 2010. The increased expense primarily reflected lower investment returns on the Company's rabbi trust for supplemental executive retirement plans and deferred income plans, as well as additional amortization related to the Company's affordable housing investments during fiscal 2011. Interest expense was $22.7 million for fiscal 2011, decreasing from $26.6 million in fiscal 2010, due to a lower overall long-term debt balance and a lower interest rate for 2011. The only debt balance outstanding at the end of fiscal 2011 related to the Company's $250.0 million senior notes which mature in 2021.

General corporate expense for the fiscal 2011 fourth quarter and year was $9.8 million and $36.0 million, respectively, compared to $14.9 million and $40.3 million for the comparable periods of fiscal 2010. The lower expense for both the fourth quarter and year reflected a decrease in the lower of cost or market inventory reserve, which was partially offset by higher pension, insurance, and other compensation related expenses compared to 2010.

Net earnings attributable to the Company's noncontrolling interests were $1.2 million and $5.0 million for the fiscal 2011 fourth quarter and year, respectively, compared to $1.5 million and $4.2 million for the comparable periods of fiscal 2010. Despite a decline in the fourth quarter, results for the Company's Precept Foods business increased for fiscal 2011 compared to fiscal 2010. Improved results for the Company's China operations also contributed to the increase versus fiscal 2010.

2010 Adjusted Net Earnings: Adjusted net earnings and adjusted diluted earnings per share for fiscal 2010 are non-GAAP financial measurements, which are provided to assist investors and other readers of the Company's financial statements in better understanding the Company's operating performance by excluding the impact of certain non-recurring items affecting comparability. Non-GAAP measurements are not intended to be a substitute for U.S. GAAP measurements in analyzing financial performance. These non-GAAP measurements are not in accordance with any generally accepted accounting principles and may be different from non-GAAP measurements used by other companies.

Adjusted net earnings for fiscal 2010 exclude charges of $6.3 million ($0.02 per diluted share) related to the closing of the Company's Valley Fresh plant in Turlock, California, and an income tax charge of $7.1 million ($0.03 per diluted share) primarily from the change in tax treatment of Medicare Part D subsidies by new health care laws enacted in 2010. Both charges were incurred in the second quarter of fiscal 2010. The following tables show the calculations to reconcile from adjusted earnings to U.S. GAAP earnings for fiscal year 2010.

	Year Ended October 31, 2010			
(in thousands, except per share amounts)	2010 Adjusted Earnings	Valley Fresh Plant Closure	Tax Items Primarily Related to Health Care Laws	2010 U.S. GAAP Earnings
Earnings before income taxes	$ 634,284	$ (9,733)	$ –	$ 624,551
Income taxes	(221,110)	3,455	(7,120)	(224,775)
Net earnings	$ 413,174	$ (6,278)	$ (7,120)	$ 399,776
Net earnings attributable to Hormel Foods Corporation	$ 408,985	$ (6,278)	$ (7,120)	$ 395,587
Diluted net earnings per share	$ 1.51	$ (0.02)	$ (0.03)	$ 1.46

RELATED PARTY TRANSACTIONS

The Company was not party to any material related party transactions during fiscal years 2012 and 2011. Through December 2010, certain employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company's common stock. The Hormel Foundation reimbursed the Company for its fully allocated cost for the employees' time and expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $682.4 million at the end of fiscal year 2012 compared to $463.1 million at the end of fiscal year 2011.

During fiscal 2012, cash provided by operating activities was $517.8 million compared to $490.5 million in 2011. Increased earnings and an incremental $33.1 million of dividends received from the Company's joint venture operations in fiscal 2012 were the primary drivers of the improved cash flows versus 2011, more than offsetting unfavorable overall changes in working capital balances. The Company made a discretionary contribution of $27.3 million in the third quarter of fiscal 2012 to fund its pension plans, compared to a contribution of $23.6 million in the third quarter of fiscal 2011.

Cash used in investing activities decreased to $106.8 million in fiscal year 2012 from $171.0 million in fiscal year 2011. The Company had invested an additional $61.0 million into MegaMex in fiscal 2011 to facilitate the joint venture's acquisition of Fresherized Foods, and also made a net investment of $20.0 million in marketable securities that did not reoccur in fiscal 2012. These items were offset by higher expenditures on fixed assets in fiscal 2012 of $132.3 million, increasing from $96.9 million in the prior year. Significant projects during fiscal 2012 included an addition to the Company's Fremont, Nebraska plant and improvements at other various plant locations to expand capacity and implement new processing technology. Capital expenditures for fiscal 2013 are estimated to be between $130.0 and $140.0 million, which exceeds estimated depreciation expense.

Cash used in financing activities was $192.7 million in fiscal 2012 compared to $325.5 million in fiscal 2011. In 2011, the Company repaid $350.0 million of its 6.625% senior unsecured notes that matured in the third quarter and issued $250.0 million of new 4.125% notes due in 2021, resulting in a net outflow that did not reoccur in fiscal 2012. Partially offsetting this item was a reduction in proceeds generated from the Company's stock option plan exercises, which decreased $39.1 million in fiscal 2012, primarily due to the prior year vesting of options under the Universal Stock Option award granted to all employees in 2007. A $3.5 million proportional distribution was also made to the Company's noncontrolling interest during fiscal 2012, compared to $8.0 million of distributions in fiscal 2011.

The Company used $61.4 million for common stock repurchases during fiscal 2012, compared to $152.9 million in fiscal 2011. During the year, the Company repurchased 2.1 million shares of its common stock at an average price per share of $28.65. On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase 5.0 million shares of common stock with no expiration date. On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company's common stock. As part of the Board's approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. There are 1.2 million shares remaining for repurchase under the current authorization in place.

Cash dividends paid to the Company's shareholders also continue to be an ongoing financing activity for the Company, with $152.2 million in dividends paid in fiscal 2012, compared to $130.0 million in the prior year. The dividend rate was $0.60 per share in 2012, which reflected a 17.6 percent increase over the fiscal 2011 rate. The Company has paid dividends for 337 consecutive quarters and expects to continue doing so in the future. The annual dividend rate for fiscal 2013 has been increased 13.3 percent to $0.68 per share, representing the 47th consecutive annual dividend increase.

Cash flows from operating activities continue to provide the Company with its principal source of liquidity. The Company does not anticipate a significant risk to cash flows from this source in the foreseeable future because the Company operates in a relatively stable industry and has strong brands across many product lines.

The Company has consistently maintained a very strong cash position. Maximizing the value returned to shareholders through dividend payments remains a priority for use of that cash going forward, as evidenced by a lengthy history of dividend increases. Share repurchase and capital spending to enhance and expand current operations are also ongoing activities that are expected to continue. Entering the new fiscal year, the Company is well positioned to take advantage of strategic acquisition opportunities and will continue to evaluate options in that area during fiscal 2013.

Contractual Obligations and Commercial Commitments

The following table outlines the Company's future contractual financial obligations as of October 28, 2012 (for additional information regarding these obligations, see Note H "Long-term Debt and Other Borrowing Arrangements" and Note K "Commitments and Contingencies"):

		Payments Due by Periods			
Contractual Obligations (in thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase obligations:					
Hog and turkey commitments[1]	$6,139,041	$1,396,667	$1,756,956	$1,265,832	$1,719,586
Grain commitments[1]	113,316	111,781	1,535	–	–
Turkey grow-out contracts[2]	66,699	8,339	12,348	10,167	35,845
Other[3]	207,166	146,103	53,066	2,890	5,107
Long-term debt	250,000	–	–	–	250,000
Interest payments on long-term debt	87,657	10,313	20,625	20,625	36,094
Capital expenditures[4]	92,434	92,434	–	–	–
Leases	13,977	6,253	3,901	1,750	2,073
Other long-term liabilities[5] [6]	56,774	3,416	6,883	7,227	39,248
Total Contractual Cash Obligations	$7,027,064	$1,775,306	$1,855,314	$1,308,491	$2,087,953

[1] In the normal course of business, the Company commits to purchase fixed quantities of livestock and grain from producers to ensure a steady supply of production inputs. Certain of these contracts are based on market prices at the time of delivery, for which the Company has estimated the purchase commitment using current market prices as of October 28, 2012. The Company also utilizes various hedging programs to manage the price risk associated with these commitments. As of October 28, 2012, these hedging programs result in a net increase of $0.9 million in future cash payments associated with the purchase commitments, which is not reflected in the table above.

[2] The Company also utilizes grow-out contracts with independent farmers to raise turkeys for the Company. Under these contracts, the turkeys, feed, and other supplies are owned by the Company. The farmers provide the required labor and facilities, and receive a fee per pound when the turkeys are delivered. Some of the facilities are sub-leased by the Company to the independent farmers. As of October 28, 2012, the Company had approximately 110 active contracts ranging from two to twenty-five years in duration. The grow-out activity is assumed to continue through the term of these active contracts, and amounts in the table represent the Company's obligation based on turkeys expected to be delivered from these farmers.

[3] Amounts presented for other purchase obligations represent all known open purchase orders and all known contracts exceeding $1.0 million, related to the procurement of materials, supplies, and various services. The Company primarily purchases goods and services on an as-needed basis. Therefore, the amounts in the table represent only a portion of expected future cash expenditures.

[4] Amounts presented for capital expenditures represent only the Company's current commitments to complete construction in progress at various locations. The Company estimates total capital expenditures for fiscal year 2013 to approximate $130.0 to $140.0 million.

[5] Other long-term liabilities represent payments under the Company's deferred compensation plans. Excluded from the table above are payments under the Company's defined benefit pension and other post-retirement benefit plans. (See estimated benefit payments for the next ten fiscal years in Note I "Pension and Other Post-retirement Benefits.")

[6] As discussed in Note J "Income Taxes," the total liability for unrecognized tax benefits, including interest and penalties, at October 28, 2012, was $30.4 million, which is not included in the table above as the ultimate amount or timing of settlement of the Company's reserves for income taxes cannot be reasonably estimated.

In addition to the commitments set forth in the above table, at October 28, 2012, the Company had $43.9 million in standby letters of credit issued on behalf of the Company. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs.

The Company believes its financial resources, including a revolving credit facility for $300.0 million and anticipated funds from operations, will be adequate to meet all current commitments.

Off-Balance Sheet Arrangements

As of October 28, 2012, the Company had $43.9 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs. However, that amount also includes a revocable $5.6 million standby letter of credit for obligations of an affiliated party that may arise under workers' compensation claims. Letters of credit are not reflected in the Company's Consolidated Statements of Financial Position.

Forward-Looking Statements

This report contains "forward-looking" information within the meaning of the federal securities laws. The "forward-looking" information may include statements concerning the Company's outlook for the future as well as other statements of beliefs, future plans, strategies, or anticipated events and similar expressions concerning matters that are not historical facts.

The Private Securities Litigation Reform Act of 1995 (the Reform Act) provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information. The Company is filing this cautionary statement in connection with the Reform Act. When used in the Company's Annual Report to Stockholders, filings by the Company with the Securities and Exchange Commission (the Commission), the Company's press releases, and oral statements made by the Company's representatives, the words or phrases "should result," "believe," "intend," "plan," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project," or similar expressions are intended to identify forward-looking statements within the meaning of the Reform Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those anticipated or projected.

In connection with the "safe harbor" provisions of the Reform Act, the Company is identifying risk factors that could affect financial performance and cause the Company's actual results to differ materially from opinions or statements expressed with respect to future periods. The following discussion of risk factors contains certain cautionary statements regarding the Company's business, which should be considered by investors and others. The following risk factors should be considered in conjunction with any discussions of operations or results by the Company or its representatives, including any forward-looking discussion, as well as comments contained in press releases, presentations to securities analysts or investors, or other communications by the Company.

In making these statements, the Company is not undertaking, and specifically declines to undertake, any obligation to address or update each or any factor in future filings or communications regarding the Company's business or results, and is not undertaking to address how any of these factors may have caused changes to discussions or information contained in previous filings or communications. Though the Company has attempted to list comprehensively these important cautionary risk factors, the Company wishes to caution investors and others that other factors may in the future prove to be important in affecting the Company's business or results of operations.

The Company cautions readers not to place undue reliance on forward-looking statements, which represent current views as of the date made. Forward-looking statements are inherently at risk to any changes in the national and worldwide economic environment, which could include, among other things, economic conditions, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the Company and its markets.

Risk Factors

The Company's operations are subject to the general risks of the food industry. The food products manufacturing industry is subject to the risks posed by:

- food spoilage;
- food contamination caused by disease-producing organism or pathogens, such as *Listeria monocytogenes, Salmonella,* and pathogenic *E coli.*;
- food allergens;
- nutritional and health-related concerns;
- federal, state, and local food processing controls;
- consumer product liability claims;
- product tampering; and
- the possible unavailability and/or expense of liability insurance.

The pathogens which may cause food contamination are found generally in livestock and in the environment and thus may be present in our products as a result of food processing. These pathogens also can be introduced to our products as a result of improper handling by customers or consumers. We do not have control over handling procedures once our products have been shipped for distribution. If one or more of these risks were to materialize, the Company's brand and business reputation could be negatively impacted. In addition, revenues could decrease, costs of doing business could increase, and the Company's operating results could be adversely affected.

Deterioration of economic conditions could harm the Company's business. The Company's business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), and the effects of governmental initiatives to manage economic conditions. Decreases in consumer spending rates and shifts in consumer product preferences could also negatively impact the Company.

The recent volatility in financial markets and the deterioration of national and global economic conditions could impact the Company's operations as follows:

- The financial stability of our customers and suppliers may be compromised, which could result in additional bad debts for the Company or non-performance by suppliers; and
- The value of our investments in debt and equity securities may decline, including most significantly the Company's trading securities held in an investment portfolio and as part of a rabbi trust to fund supplemental executive retirement plans and deferred income plans, and the Company's assets held in pension plans.

The Company also utilizes hedging programs to reduce its exposure to various commodity market risks, which qualify for hedge accounting for financial reporting purposes. Volatile fluctuations in market conditions could cause these instruments to become ineffective, which could require any gains or losses associated with these instruments to be reported in the Company's earnings each period. These instruments may also limit the Company's ability to benefit from market gains if commodity prices become more favorable than those that have been secured under the Company's hedging programs.

Additionally, if a high pathogenic disease outbreak developed in the United States, it may negatively impact the national economy, demand for Company products, and/or the Company's workforce availability, and the Company's financial results could suffer. The Company has developed contingency plans to address infectious disease scenarios and the potential impact on its operations, and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Fluctuations in commodity prices of pork, poultry, and feed ingredients could harm the Company's earnings. The Company's results of operations and financial condition are largely dependent upon the cost and supply of pork, poultry, and feed grains as well as the selling prices for many of our products, which are determined by constantly changing market forces of supply and demand.

The live hog industry has evolved to very large, vertically integrated, year-round operations operating under long-term supply agreements. This has resulted in fewer hogs being available on the cash spot market. Additionally, overall hog production in the U.S. has declined. The decrease in the supply of hogs could diminish the utilization of harvest and production facilities and increase the cost of the raw materials they produce. Consequently, the Company uses long-term supply contracts based on market-based formulas or the cost of production to ensure a stable supply of raw materials while minimizing extreme fluctuations in costs over the long term. This may result, in the short term, in costs for live hogs that are higher than the cash spot market depending on the relationship of the cash spot market to contract prices. Market-based pricing on certain product lines, and lead time required to implement pricing adjustments, may prevent all or part of these cost increases from being recovered, and these higher costs could adversely affect our short-term financial results.

Jennie-O Turkey Store raises turkeys and also contracts with turkey growers to meet its raw material requirements for whole birds and processed turkey products. Additionally, the Company owns various hog raising facilities that supplement its supply of raw materials. Results in these operations are affected by the cost and supply of feed grains, which fluctuate due to climate conditions, production forecasts, and supply and demand conditions at local, regional, national, and worldwide levels. The Company attempts to manage some of its short-term exposure to fluctuations in feed prices by forward buying, using futures contracts, and pursuing pricing advances. However, these strategies may not be adequate to overcome sustained increases in market prices due to alternate uses for feed grains or other changes in these market conditions.

Outbreaks of disease among livestock and poultry flocks could harm the Company's revenues and operating margins. The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), and Avian Influenza. The outbreak of disease could adversely affect the Company's supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company's ability to market and sell products both domestically and internationally. The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company's operating results.

Market demand for the Company's products may fluctuate. The Company faces competition from producers of alternative meats and protein sources, including pork, beef, turkey, chicken, and fish. The bases on which the Company competes include:

- price;
- product quality;
- brand identification;
- breadth of product line; and
- customer service.

Demand for the Company's products is also affected by competitors' promotional spending, the effectiveness of the Company's advertising and marketing programs, and consumer perceptions. The Company may be unable to compete successfully on any or all of these bases in the future.

The Company's operations are subject to the general risks associated with acquisitions. The Company has made several acquisitions in recent years and regularly reviews opportunities for strategic growth through acquisitions. Potential risks associated with acquisitions include the inability to integrate new operations successfully, the diversion of management's attention from other business concerns, the potential loss of key employees and customers of the acquired companies, the possible assumption of unknown liabilities, potential disputes with the sellers, potential impairment charges if purchase assumptions are not achieved or market conditions decline, and the inherent risks in entering markets or lines of business in which the Company has limited or no prior experience. Any or all of these risks could impact the Company's financial results and business reputation. In addition, acquisitions outside the United States may present unique challenges and increase the Company's exposure to the risks associated with foreign operations.

The Company's operations are subject to the general risks of litigation. The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. Trends in litigation may include class actions involving employees, consumers, competitors, suppliers, shareholders, or injured persons, and claims relating to product liability, contract disputes, intellectual property, advertising, and labeling, wage and hour laws, employment practices, or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could adversely affect the Company's financial results.

Government regulation, present and future, exposes the Company to potential sanctions and compliance costs that could adversely affect the Company's business. The Company's operations are subject to extensive regulation by the U.S. Department of Homeland Security, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, federal and state taxing authorities, and other state and local authorities that oversee workforce immigration laws, tax regulations, animal welfare, food safety standards, and the processing, packaging, storage, distribution, advertising, and labeling of the Company's products. The Company's manufacturing facilities and products are subject to constant inspection by federal, state, and local authorities. Claims or enforcement proceedings could be brought against the Company in the future. Additionally, the Company is subject to new or modified laws, regulations, and accounting standards. The Company's failure or inability to comply with such requirements could subject the Company to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions.

The Company is subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings, and investigations. The Company's past and present business operations and ownership and operation of real property are subject to stringent federal, state, and local environmental laws and regulations pertaining to the discharge of materials into the environment, and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Compliance with these laws and regulations, and the ability to comply with any modifications to these laws and regulations, is material to the Company's business. New matters or sites may be identified in the future that will require additional investigation, assessment, or expenditures. In addition, some of the Company's facilities have been in operation for many years and, over time, the Company and other prior operators of these facilities may have generated and disposed of wastes that now may be considered hazardous. Future discovery of contamination of property underlying or in the vicinity of the Company's present or former properties or manufacturing facilities and/or waste disposal sites could require the Company to incur additional expenses. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect the Company's financial results.

The Company's foreign operations pose additional risks to the Company's business. The Company operates its business and markets its products internationally. The Company's foreign operations are subject to the risks described above, as well as risks related to fluctuations in currency values, foreign currency exchange controls, compliance with foreign laws, compliance with applicable U.S. laws, including the Foreign Corrupt Practices Act, and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could adversely affect the Company's financial results.

Deterioration of labor relations or increases in labor costs could harm the Company's business. The Company has approximately 19,700 domestic and foreign employees, of which approximately 5,700 are represented by labor unions, principally the United Food and Commercial Workers' Union. A significant increase in labor costs or a deterioration of labor relations at any of the Company's facilities that results in work slowdowns or stoppages could harm the Company's financial results. Union contracts at the Company's facilities in Eldridge, Iowa and Lathrop, California will expire during fiscal 2013, covering a combined total of approximately 150 employees. Negotiations at these two facilities have not yet been initiated.

Quantitative and Qualitative Disclosure About Market Risks

Hog Markets: The Company's earnings are affected by fluctuations in the live hog market. To minimize the impact on earnings, and to ensure a steady supply of quality hogs, the Company has entered into contracts with producers for the purchase of hogs at formula-based prices over periods of up to 10 years. Purchased hogs under contract accounted for 97 percent and 95 percent of the total hogs purchased by the Company in fiscal years 2012 and 2011, respectively. The majority of these contracts use market-based formulas based on hog futures, hog primal values, or industry reported hog markets. Other contracts use a formula based on the cost of production, which can fluctuate independently from hog markets. Under normal, long-term market conditions, changes in the cash hog market are offset by proportional changes in primal values. Therefore, a hypothetical 10 percent change in the cash hog market would have had an immaterial effect on the Company's results of operations.

Certain procurement contracts allow for future hog deliveries (firm commitments) to be forward priced. The Company generally hedges these firm commitments by using hog futures contracts. These futures contracts are designated and accounted for as fair value hedges. The change in the market value of such futures contracts is highly effective at offsetting changes in price movements of the hedged item, and the Company evaluates the effectiveness of the contracts on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the firm commitment, are marked-to-market through earnings and are recorded on the Consolidated Statements of Financial Position as a current asset and liability, respectively. The fair value of the Company's open futures contracts as of October 28, 2012, was $(2.3) million compared to $(3.1) million as of October 30, 2011.

The Company measures its market risk exposure on its hog futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in market prices. A 10 percent increase in market prices would have negatively impacted the fair value of the Company's October 28, 2012, open contracts by $8.2 million, which in turn would lower the Company's future cost of purchased hogs by a similar amount.

Turkey and Hog Production Costs: The Company raises or contracts for live turkeys and hogs to meet some of its raw material supply requirements. Production costs in raising turkeys and hogs are subject primarily to fluctuations in feed prices, and to a lesser extent, fuel costs. Under normal, long-term market conditions, changes in the cost to produce turkeys and hogs are offset by proportional changes in their respective markets.

To reduce the Company's exposure to changes in grain prices, the Company utilizes a hedge program to offset the fluctuation in the Company's future direct grain purchases. This program currently utilizes corn futures, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value with an unrealized gain of $9.5 million, before tax, on the Consolidated Statement of Financial Position as of October 28, 2012, compared to an unrealized gain of $13.7 million, before tax, as of October 30, 2011.

The Company measures its market risk exposure on its grain futures contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for grain. A 10 percent decrease in the market price for grain would have negatively impacted the fair value of the Company's October 28, 2012, open grain contracts by $8.6 million, which in turn would lower the Company's future cost on purchased grain by a similar amount.

Natural Gas: Production costs at the Company's plants and feed mills are also subject to fluctuations in fuel costs. To reduce the Company's exposure to changes in natural gas prices, the Company utilizes a hedge program to offset the fluctuation in the Company's future natural gas purchases. This program utilizes natural gas swaps, and these contracts are accounted for under cash flow hedge accounting. The open contracts are reported at their fair value on the Consolidated Statements of Financial Position. There were no open contracts as of October 28, 2012, compared to an unrealized loss of $0.4 million, before tax, as of October 30, 2011.

The Company measures its market risk exposure on its natural gas contracts using a sensitivity analysis, which considers a hypothetical 10 percent change in the market prices for natural gas. However, the Company currently has no market risk exposure as there were no open contracts on the Consolidated Statement of Financial Position as of October 28, 2012.

Long-Term Debt: A principal market risk affecting the Company is the exposure to changes in interest rates on the Company's fixed-rate, long-term debt. Market risk for fixed-rate, long-term debt is estimated as the potential increase in fair value, resulting from a hypothetical 10 percent decrease in interest rates, and amounts to approximately $4.9 million. The fair value of the Company's long-term debt was estimated using discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Investments: The Company holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, and as part of an investment portfolio. As of October 28, 2012, the balance of these securities totaled $187.1 million. A portion of these securities represent fixed income funds. The Company is subject to market risk due to fluctuations in the value of the remaining investments, as unrealized gains and losses associated with these securities are included in the Company's net earnings on a mark-to-market basis. A 10 percent decline in the value of the investments not held in fixed income funds would have a direct negative impact to the Company's pretax earnings of approximately $11.4 million, while a 10 percent increase in value would have a positive impact of the same amount.

International: The fair values of certain Company assets are subject to fluctuations in foreign currencies. The Company's net asset position in foreign currencies as of October 28, 2012, was $146.4 million, compared to $141.6 million as of October 30, 2011, with most of the exposure existing in Philippine pesos and Chinese yuan. Changes in currency exchange rates impact the fair values of Company assets either currently through the Consolidated Statement of Operations as currency gains/losses, or by affecting other comprehensive loss.

The Company measures its foreign currency exchange risk by using a 10 percent sensitivity analysis on the Company's primary foreign net asset position, the Philippine peso, as of October 28, 2012. A 10 percent strengthening in the value of the peso relative to the U.S. dollar would result in other comprehensive income of $6.1 million pretax. A 10 percent weakening in the value of the peso relative to the U.S. dollar would result in other comprehensive loss of the same amount.

Management's Responsibility for Financial Statements

The accompanying financial statements were prepared by the management of Hormel Foods Corporation which is responsible for their integrity and objectivity. These statements have been prepared in accordance with U.S. generally accepted accounting principles appropriate in the circumstances and, as such, include amounts that are based on our best estimates and judgments.

Hormel Foods Corporation has developed a system of internal controls designed to assure that the records reflect the transactions of the Company and that the established policies and procedures are adhered to. This system is augmented by well-communicated written policies and procedures, a strong program of internal audit, and well-qualified personnel.

These financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, and their report is included herein. The audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and includes a review of the Company's accounting and financial controls and tests of transactions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors, management, and the internal auditors to assure that each is carrying out its responsibilities. Both Ernst & Young LLP and our internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the results of their audit work and their opinions on the adequacy of internal controls and the quality of financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hormel Foods Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. Under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control — Integrated Framework*, we concluded that our internal control over financial reporting was effective as of October 28, 2012. Our internal control over financial reporting as of October 28, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Jeffrey M. Ettinger
Chairman of the Board,
President, Chief Executive
Officer and Director

Jody H. Feragen
Executive Vice President,
Chief Financial Officer
and Director

To the Board of Directors and Shareholders
Hormel Foods Corporation

We have audited Hormel Foods Corporation's internal control over financial reporting as of October 28, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hormel Foods Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management entitled Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hormel Foods Corporation maintained, in all material respects, effective internal control over financial reporting as of October 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2012 and October 30, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' investment, and cash flows for each of the three years in the period ended October 28, 2012, and our report dated December 19, 2012, expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, MN
December 19, 2012

To the Board of Directors and Shareholders
Hormel Foods Corporation

We have audited the accompanying consolidated statements of financial position of Hormel Foods Corporation as of October 28, 2012 and October 30, 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholders' investment, and cash flows for each of the three years in the period ended October 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hormel Foods Corporation at October 28, 2012 and October 30, 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hormel Foods Corporation's internal control over financial reporting as of October 28, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 19, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Minneapolis, MN
December 19, 2012

(in thousands, except share and per share amounts)	October 28, 2012	October 30, 2011
Assets		
Current Assets		
Cash and cash equivalents	$ 682,388	$ 463,130
Short-term marketable securities	77,387	76,077
Accounts receivable (net of allowance for doubtful accounts of $4,000 at October 28, 2012 and $4,000 at October 30, 2011)	507,041	461,110
Inventories	950,521	885,823
Income taxes receivable	16,460	24,423
Deferred income taxes	68,560	69,203
Prepaid expenses	12,772	10,048
Other current assets	5,555	8,417
Total Current Assets	2,320,684	1,998,231
Deferred Income Taxes	144,245	59,814
Goodwill	630,875	630,884
Other Intangibles	123,072	132,046
Pension Assets	49	80,208
Investments in and Receivables from Affiliates	286,537	295,698
Other Assets	134,024	140,420
Property, Plant and Equipment		
Land	56,258	56,273
Buildings	767,876	749,143
Equipment	1,435,630	1,393,128
Construction in progress	82,254	50,286
	2,342,018	2,248,830
Less allowance for depreciation	(1,417,538)	(1,341,740)
	924,480	907,090
Total Assets	$ 4,563,966	$ 4,244,391
Liabilities and Shareholders' Investment		
Current Liabilities		
Accounts payable	$ 385,877	$ 390,171
Accrued expenses	49,792	40,539
Accrued workers compensation	33,543	32,218
Accrued marketing expenses	78,712	77,363
Employee related expenses	193,463	195,258
Taxes payable	4,864	8,137
Interest and dividends payable	40,049	34,500
Total Current Liabilities	786,300	778,186
Long-Term Debt — less current maturities	250,000	250,000
Pension and Post-Retirement Benefits	615,428	473,688
Other Long-Term Liabilities	87,313	82,701
Shareholders' Investment		
Preferred stock, par value $.01 a share — authorized 160,000,000 shares; issued — none		
Common stock, nonvoting, par value $.01 a share — authorized 400,000,000 shares; issued — none		
Common stock, par value $.0293 a share — authorized 800,000,000 shares; issued 263,044,280 shares October 28, 2012 issued 263,963,251 shares October 30, 2011	7,707	7,734
Accumulated other comprehensive loss	(323,569)	(175,483)
Retained earnings	3,135,317	2,824,331
Hormel Foods Corporation Shareholders' Investment	2,819,455	2,656,582
Noncontrolling interest	5,470	3,234
Total Shareholders' Investment	2,824,925	2,659,816
Total Liabilities and Shareholders' Investment	$ 4,563,966	$ 4,244,391

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended		
(in thousands, except per share amounts)	**October 28, 2012**	October 30, 2011	October 31, 2010
Net sales	**$8,230,670**	$7,895,089	$7,220,719
Cost of products sold	**6,898,819**	6,560,976	5,981,977
Gross Profit	**1,331,851**	1,334,113	1,238,742
Selling, general and administrative	**605,868**	618,586	605,293
Equity in earnings of affiliates	**38,691**	26,757	13,126
Operating Income	**764,674**	742,284	646,575
Other income and expense:			
Interest and investment income (loss)	**6,520**	(786)	4,565
Interest expense	**(12,859)**	(22,662)	(26,589)
Earnings Before Income Taxes	**758,335**	718,836	624,551
Provision for income taxes	**253,374**	239,640	224,775
Net Earnings	**504,961**	479,196	399,776
Less: Net earnings attributable to noncontrolling interest	**4,911**	5,001	4,189
Net Earnings Attributable to Hormel Foods Corporation	**$ 500,050**	$ 474,195	$ 395,587
Net Earnings Per Share:			
Basic	**$ 1.90**	$ 1.78	$ 1.48
Diluted	**$ 1.86**	$ 1.74	$ 1.46
Weighted-Average Shares Outstanding:			
Basic	**263,466**	266,394	266,732
Diluted	**268,891**	271,915	270,698

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended		
(in thousands)	**October 28, 2012**	October 30, 2011	October 31, 2010
Net earnings	**$ 504,961**	$479,196	$399,776
Other comprehensive (loss) income, net of tax:			
Foreign currency translation	**2,774**	1,094	5,548
Pension and other benefits	**(143,282)**	3,060	(11,140)
Deferred hedging	**(7,527)**	(3,476)	33,372
Total Other Comprehensive (Loss) Income	**(148,035)**	678	27,780
Comprehensive Income	**356,926**	479,874	427,556
Less: Comprehensive income attributable to noncontrolling interest	**4,962**	5,252	4,269
Comprehensive Income Attributable to Hormel Foods Corporation	**$ 351,964**	$474,622	$423,287

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' INVESTMENT

(in thousands, except per share amounts)	Hormel Foods Corporation Shareholders: Common Stock Shares	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders' Investment
Balance at October 25, 2009	267,187	$7,828	–	$ –	$ –	$2,318,390	$(203,610)	$ 1,713	$2,124,321
Net earnings						395,587		4,189	399,776
Other comprehensive income							27,700	80	27,780
Purchases of common stock			(3,407)	(69,574)					(69,574)
Stock-based compensation expense					14,402				14,402
Exercise of stock options/ nonvested shares	2,198	65	(15)	(308)	22,007				21,764
Shares retired	(3,422)	(100)	3,422	69,882	(36,409)	(33,373)			–
Declared cash dividends — $.42 per share						(111,830)			(111,830)
Balance at October 31, 2010	265,963	$7,793	–	$ –	$ –	$2,568,774	$(175,910)	$ 5,982	$2,406,639
Net earnings						474,195		5,001	479,196
Other comprehensive income							427	251	678
Purchases of common stock			(5,497)	(152,930)					(152,930)
Stock-based compensation expense					17,229				17,229
Exercise of stock options/ nonvested shares	3,503	102	(6)	(163)	53,100				53,039
Shares retired	(5,503)	(161)	5,503	153,093	(70,329)	(82,603)			–
Distribution to noncontrolling interest								(8,000)	(8,000)
Declared cash dividends — $.51 per share						(136,035)			(136,035)
Balance at October 30, 2011	263,963	$7,734	–	$ –	$ –	$2,824,331	$(175,483)	$ 3,234	$2,659,816
Net earnings						**500,050**		**4,911**	**504,961**
Other comprehensive (loss) income							**(148,086)**	**51**	**(148,035)**
Purchases of common stock			**(2,142)**	**(61,366)**					**(61,366)**
Stock-based compensation expense					**16,710**				**16,710**
Exercise of stock options/ nonvested shares	**1,233**	**36**	**(10)**	**(295)**	**13,576**				**13,317**
Shares retired	**(2,152)**	**(63)**	**2,152**	**61,661**	**(30,286)**	**(31,312)**			**-**
Proceeds from noncontrolling interest								**774**	**774**
Distribution to noncontrolling interest								**(3,500)**	**(3,500)**
Declared cash dividends — $.60 per share						**(157,752)**			**(157,752)**
Balance at October 28, 2012	**263,044**	**$7,707**	**-**	**$ -**	**$ -**	**$3,135,317**	**$(323,569)**	**$ 5,470**	**$2,824,925**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Year Ended October 28, 2012	October 30, 2011	October 31, 2010
Operating Activities			
Net earnings	**$ 504,961**	$ 479,196	$ 399,776
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation	**110,519**	114,689	115,059
Amortization of intangibles	**8,975**	9,476	10,532
Equity in earnings of affiliates, net of dividends	**(1,583)**	(22,726)	(13,126)
Provision for deferred income taxes	**4,668**	6,752	29,429
Gain on property/equipment sales and plant facilities	**(170)**	(632)	(394)
Non-cash investment activities	**(3,514)**	3,995	(1,760)
Stock-based compensation expense	**16,710**	17,229	14,402
Excess tax benefit from stock-based compensation	**(8,847)**	(15,205)	(10,298)
Other	**-**	486	7,595
Changes in operating assets and liabilities, net of acquisitions:			
Increase in accounts receivable	**(45,931)**	(30,171)	(58,647)
Increase in inventories	**(64,698)**	(92,052)	(73,909)
Decrease in prepaid expenses and other current assets	**7,194**	10,513	39,289
(Decrease) increase in pension and post-retirement benefits	**(10,019)**	5,197	(35,265)
(Decrease) increase in accounts payable and accrued expenses	**(484)**	3,732	62,849
Net Cash Provided by Operating Activities	**517,781**	490,479	485,532
Investing Activities			
Net purchase of trading securities	**-**	(20,000)	(50,000)
Acquisitions of businesses/intangibles	**(168)**	(7,207)	(28,104)
Purchases of property/equipment	**(132,303)**	(96,911)	(89,823)
Proceeds from sales of property/equipment	**4,564**	4,386	4,915
Decrease (increase) in investments, equity in affiliates, and other assets	**21,143**	(51,253)	(95,464)
Net Cash Used in Investing Activities	**(106,764)**	(170,985)	(258,476)
Financing Activities			
Proceeds from long-term debt, net	**-**	247,564	-
Principal payments on long-term debt	**-**	(350,000)	-
Dividends paid on common stock	**(152,204)**	(129,975)	(109,374)
Share repurchase	**(61,366)**	(152,930)	(69,574)
Proceeds from exercise of stock options	**14,700**	53,780	22,884
Excess tax benefit from stock-based compensation	**8,847**	15,205	10,298
Distribution to noncontrolling interest	**(3,500)**	(8,000)	-
Proceeds from noncontrolling interest	**774**	-	-
Other	**-**	(1,146)	-
Net Cash Used in Financing Activities	**(192,749)**	(325,502)	(145,766)
Effect of exchange rate changes on cash	**990**	1,293	1,303
Increase (Decrease) in Cash and Cash Equivalents	**219,258**	(4,715)	82,593
Cash and cash equivalents at beginning of year	**463,130**	467,845	385,252
Cash and Cash Equivalents at End of Year	**$ 682,388**	$ 463,130	$ 467,845

See Notes to Consolidated Financial Statements.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Hormel Foods Corporation (the Company) and all of its majority-owned subsidiaries after elimination of intercompany accounts, transactions, and profits.

Reclassifications: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. The reclassifications had no impact on net earnings or operating cash flows as previously reported.

Stock Split: On November 22, 2010, the Company's Board of Directors authorized a two-for-one split of the Company's common stock, which was subsequently approved by shareholders at the Company's Annual Meeting on January 31, 2011, and effected on February 1, 2011. The Company's common stock was reclassified by reducing the par value from $.0586 per share to $.0293 per share and the number of authorized shares was increased from 400,000,000 to 800,000,000 shares, in order to effect a two-for-one stock split. The number of authorized shares of nonvoting common stock and preferred stock were also increased to 400,000,000 shares and 160,000,000 shares, respectively, with no change in the par value of those shares.

Unless otherwise noted, all prior year share amounts and per share calculations throughout this Annual Report have been restated to reflect the impact of this split, and to provide data on a comparable basis. Such restatements include calculations regarding the Company's weighted-average shares, earnings per share, and dividends per share, as well as disclosures regarding the Company's stock-based compensation plans and share repurchase activity.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal Year: The Company's fiscal year ends on the last Sunday in October. Fiscal years 2012 and 2011 consisted of 52 weeks, and fiscal year 2010 consisted of 53 weeks.

Cash and Cash Equivalents: The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents. The Company's cash equivalents as of October 28, 2012, and October 30, 2011, consisted entirely of money market funds rated AAA.

Fair Value Measurements: Pursuant to the provisions of Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the consolidated financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

> **Level 1:** Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
>
> **Level 2:** Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
>
> **Level 3:** Unobservable inputs that reflect an entity's own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

See additional discussion regarding the Company's fair value measurements in Notes I, M, and N.

Investments: The Company maintains a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans, which is included in other assets on the Consolidated Statements of Financial Position. The securities held by the trust are classified as trading securities. Therefore, unrealized gains and losses associated with these investments are included in the Company's earnings. Securities held by the trust generated a gain of $4.3 million for the fiscal year ended October 28, 2012, a gain of $1.2 million for the fiscal year ended October 30, 2011, and a gain of $5.4 million for the fiscal year ended October 31, 2010. The Company has transitioned the majority of this portfolio to more fixed return investments to reduce the exposure to volatility in equity markets.

The Company also holds securities as part of an investment portfolio, which are classified as short-term marketable securities on the Consolidated Statements of Financial Position. These investments are also trading securities. Therefore, unrealized gains and losses are included in the Company's earnings. The Company recorded a gain of $1.3 million related to these investments for the fiscal year ended October 28, 2012, compared to a gain of $0.5 million for the fiscal year ended October 30, 2011, and a gain of $0.6 million for the fiscal year ended October 31, 2010.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. The Company uses the straight-line method in computing depreciation. The annual provisions for depreciation have been computed principally using the following ranges of asset lives: buildings 20 to 40 years, machinery and equipment 5 to 10 years.

Software development and implementation costs are expensed until the Company has determined that the software will result in probable future economic benefits, and management has committed to funding the project. Thereafter, all qualified external implementation costs, and purchased software costs, are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years.

Goodwill and Other Intangibles: Goodwill and other intangible assets are originally recorded at their estimated fair values at date of acquisition, and are allocated to reporting units that will receive the related sales and income. The Company's reporting units represent operating segments (aggregations of business units that have similar economic characteristics and share the same production facilities, raw materials, and labor force). Definite-lived intangible assets are amortized over their estimated useful lives and are evaluated for impairment annually, or more frequently if impairment indicators are present, using a process similar to that used to test long-lived assets for impairment. Goodwill and indefinite-lived intangible assets are tested annually for impairment, or more frequently if impairment indicators arise.

In conducting the annual impairment test for goodwill, the Company first performs a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that the fair value of any reporting unit is less than its carrying amount. If the Company concludes that this is the case, then a two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, the Company concludes that no impairment is indicated and does not perform the two-step test.

In conducting the initial qualitative assessment, the Company analyzes actual and projected growth trends for net sales, gross margin, and segment profit for each reporting unit, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, each reporting unit assesses critical areas that may impact their business, including macroeconomic conditions and the related impact, market related exposures, any plans to market all or a portion of their business, competitive changes, new or discontinued product lines, changes in key personnel, or any other potential risks to their projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying value, including goodwill. The fair value of each reporting unit is estimated using discounted cash flow valuations (Level 3), which incorporate assumptions regarding future growth rates, terminal values, and discount rates. The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by the Company's Board of Directors. If the first step results in the carrying value exceeding the fair value of any reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

Based on the qualitative assessment conducted in fiscal 2012, performance of the quantitative two-step test was not required for any of the Company's reporting units. No goodwill impairment charges were recorded in fiscal years 2012, 2011, or 2010.

The Company has not elected to utilize the qualitative assessment option available for testing its indefinite-lived intangible assets for impairment and therefore, the quantitative testing performed compares the fair value and carrying value of the intangible asset. The fair value of indefinite-lived intangible assets is primarily determined on the basis of estimated discounted value, using the relief from royalty method (Level 3), which incorporates assumptions regarding future sales projections and discount rates. If the carrying value exceeds fair value, the indefinite-lived intangible asset is considered impaired and an impairment charge is recorded for the difference. No material impairment charges were recorded for indefinite-lived intangible assets for fiscal years 2012, 2011, or 2010.

Impairment of Long-lived Assets: The Company reviews long-lived assets and definite-lived intangible assets for impairment annually, or more frequently when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets and any related goodwill, the carrying value is reduced to the estimated fair value. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its estimated fair value. No other material write-downs were recorded in fiscal years 2012, 2011, or 2010.

Contingent Liabilities: The Company may be subject to investigations, legal proceedings, or claims related to the on-going operation of its business, including claims both by and against the Company. Such proceedings typically involve claims related to product liability, contract disputes, wage and hour laws, employment practices, or other actions brought by employees, consumers, competitors, or suppliers. The Company establishes accruals for its potential exposure, as appropriate, for claims against the Company when losses become probable and reasonably estimable. Where the

Company is able to reasonably estimate a range of potential losses, the Company records the amount within that range that constitutes the Company's best estimate. The Company also discloses the nature of and range of loss for claims against the Company when losses are reasonably possible and material.

Foreign Currency Translation: Assets and liabilities denominated in foreign currency are translated at the current exchange rate as of the statement of financial position date, and amounts in the statement of operations are translated at the average monthly exchange rate. Translation adjustments resulting from fluctuations in exchange rates are recorded as a component of accumulated other comprehensive loss in shareholders' investment.

When calculating foreign currency translation, the Company deemed its foreign investments to be permanent in nature and has not provided for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Derivatives and Hedging Activity: The Company uses commodity and currency positions to manage its exposure to price fluctuations in those markets. The contracts are recorded at fair value on the Consolidated Statements of Financial Position within other current assets or accounts payable. Additional information on hedging activities is presented in Note M.

Equity Method Investments: The Company has a number of investments in joint ventures where its voting interests are in excess of 20 percent but not greater than 50 percent, and for which there are no other indicators of control. The Company accounts for such investments under the equity method of accounting, and its underlying share of each investee's equity is reported in the Consolidated Statements of Financial Position as part of investments in and receivables from affiliates.

The Company regularly monitors and evaluates the fair value of our equity investments. If events and circumstances indicate that a decline in the fair value of these assets has occurred and is other than temporary, the Company will record a charge in equity in earnings of affiliates in the Consolidated Statements of Operations. The Company's equity investments do not have a readily determinable fair value as none of them are publicly traded. The fair values of the Company's private equity investments are determined by discounting the estimated future cash flows of each entity. These cash flow estimates include assumptions on growth rates and future currency exchange rates (Level 3). The Company did not record an impairment charge on any of its equity investments in fiscal years 2012, 2011, or 2010.

See additional discussion regarding the Company's equity method investments in Note G.

Revenue Recognition: The Company recognizes sales when title passes upon delivery of its products to customers, net of applicable provisions for discounts, returns, and allowances. Products are delivered upon receipt of customer purchase orders with acceptable terms, including price and collectability that is reasonably assured.

The Company offers various sales incentives to customers and consumers. Incentives that are offered off-invoice include prompt pay allowances, will call allowances, spoilage allowances, and temporary price reductions. These incentives are recognized as reduction of revenue at the time title passes. Coupons are used as an incentive for consumers to purchase various products. The coupons reduce revenues at the time they are offered, based on estimated redemption rates. Promotional contracts are performed by customers to promote the Company's products to the consumers. These incentives reduce revenues at the time of performance through direct payments and accrued promotional funds. Accrued promotional funds are unpaid liabilities for promotional contracts in process or completed at the end of a quarter or fiscal year. Promotional contract accruals are based on a review of the unpaid outstanding contracts on which performance has taken place. Estimates used to determine the revenue reduction include the level of customer performance and the historical spend rate versus contracted rates.

Allowance for Doubtful Accounts: The Company estimates the allowance for doubtful accounts based on a combination of factors, including the age of its accounts receivable balances, customer history, collection experience, and current market factors. Additionally, a specific reserve may be established if the Company becomes aware of a customer's inability to meet its financial obligations.

Advertising Expenses: Advertising costs are expensed when incurred. Advertising expenses include all media advertising but exclude the costs associated with samples, demonstrations, and market research. Advertising costs for fiscal years 2012, 2011, and 2010 were $103.4 million, $115.3 million, and $112.3 million, respectively.

Shipping and Handling Costs: The Company's shipping and handling expenses are included in cost of products sold.

Research and Development Expenses: Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses incurred for fiscal years 2012, 2011, and 2010 were $29.8 million, $29.4 million, and $27.6 million, respectively.

Income Taxes: The Company records income taxes in accordance with the liability method of accounting. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax law. Changes in enacted tax rates are reflected in the tax provision as they occur.

In accordance with ASC 740, *Income Taxes*, the Company recognizes a tax position in its financial statements when it is more likely than not that the position will be sustained upon examination based on the technical merits of the position. That position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Employee Stock Options: The Company records stock-based compensation expense in accordance with ASC 718, *Compensation — Stock Compensation*. For options subject to graded vesting, the Company recognizes stock-based compensation expense ratably over the shorter of the vesting period or requisite service period. Stock-based compensation expense for grants made to retirement-eligible employees is recognized on the date of grant.

Share Repurchases: On October 2, 2002, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10.0 million shares of common stock with no expiration date. On a pre-split basis, the Company purchased 1.1 million shares at an average price of $39.78 during fiscal 2010 under this authorization, which fully depleted that program.

On May 26, 2010, the Company announced that its Board of Directors had authorized the Company to repurchase an additional 5.0 million shares of common stock with no expiration date. On a pre-split basis, the Company purchased 0.6 million shares at an average price of $42.86 during fiscal 2010 under this new authorization.

On November 22, 2010, the Board of Directors also authorized a two-for-one stock split of the Company's common stock. As part of the Board's approval of that stock split, the number of shares remaining to be repurchased was adjusted proportionately. On a post-split basis, 2.1 million shares at an average price of $28.65 were purchased during fiscal 2012, and 5.5 million shares at an average price of $27.82 were purchased during fiscal 2011, under the current authorization in place.

Supplemental Statement of Operations Information: Net earnings for the fiscal year ended October 31, 2010, include two non-recurring charges recorded by the Company. During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. *Valley Fresh®* canned meats were produced at this facility. A write-down of fixed assets and the recording of employee related costs resulted in a charge of $6.3 million after tax ($0.02 per diluted share). Health care laws enacted in fiscal 2010 also required the Company to reduce the value of its deferred tax assets as a result of a change to the tax treatment of Medicare Part D subsidies. As a result, the Company recorded a charge of $7.1 million ($0.03 per diluted share) to income tax expense during the second quarter, primarily related to these new health care laws.

Supplemental Cash Flow Information: Non-cash investment activities presented on the Consolidated Statements of Cash Flows generally consist of unrealized gains or losses on the Company's rabbi trust and other investments, amortization of affordable housing investments, and amortization of bond financing costs. The noted investments are included in other assets or short-term marketable securities on the Consolidated Statements of Financial Position. Changes in the value of these investments are included in the Company's net earnings and are presented in the Consolidated Statements of Operations as either interest and investment income or interest expense, as appropriate.

Accounting Changes and Recent Accounting Pronouncements: In July 2012, the Financial Accounting Standards Board (FASB) updated the guidance within ASC 350, *Intangibles — Goodwill and Other*. The update gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not (> 50% likelihood) that an indefinite-lived intangible asset is impaired. If a company concludes that this is the case, then a quantitative test for impairment must still be performed. Otherwise, a company does not need to perform a quantitative test. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The updated guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted if a company's financial statements have not yet been issued. As allowed, the Company early adopted the new provisions of this accounting standard for its annual indefinite-lived intangible asset test performed for fiscal 2012, but elected to continue testing these assets using a quantitative analysis. The testing procedures and results are described under Goodwill and Other Intangibles on page 39.

In December 2011, the FASB updated the guidance within ASC 210, *Balance Sheet*. The update enhances disclosures related to the offsetting of certain assets and liabilities to enable users of financial statements to understand the effect of those arrangements on financial position. The updated guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company will adopt the new provisions of this accounting standard at the beginning of fiscal year 2014, and adoption is not expected to have a material impact on the consolidated financial statements.

In June 2011, the FASB updated the guidance within ASC 220, *Comprehensive Income*. The update eliminates the option for companies to report other comprehensive income and its related components in the Statement of Changes in Stockholders' Equity. Instead, companies have the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous Statement of Comprehensive Income or in two separate but consecutive statements. The updated guidance is to be applied retrospectively, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company early adopted the new provisions of this accounting standard during the fourth quarter of fiscal 2012, and adoption did not have a material impact on the consolidated financial statements, as it relates to presentation only.

In May 2011, the FASB updated the guidance within ASC 820, *Fair Value Measurements and Disclosures*. The update amended and clarified current fair value measurement guidance, and required additional disclosures. The most significant disclosure requirement relates to quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The updated guidance is effective for interim and annual periods beginning after December 15, 2011, and early adoption was not permitted. Accordingly, the Company adopted the new provisions of this accounting standard in the second quarter of fiscal 2012, and adoption did not have a material impact on the consolidated financial statements.

NOTE B

ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss are as follows:

(in thousands)	Foreign Currency Translation	Pension & Other Benefits	Deferred Gain (Loss) — Hedging	Accumulated Other Comprehensive Loss
Balance at October 25, 2009	$ 3,381	$ (194,103)	$(12,888)	$ (203,610)
Unrecognized gains (losses):				
Gross	5,468	(38,490)	23,511	(9,511)
Tax effect	–	13,555	(9,011)	4,544
Reclassification into net earnings:				
Gross	–	22,244	28,672	50,916
Tax effect	–	(8,449)	(9,800)	(18,249)
Net of tax amount	5,468	(11,140)	33,372	27,700
Balance at October 31, 2010	$ 8,849	$ (205,243)	$ 20,484	$ (175,910)
Unrecognized gains (losses):				
Gross	843	(15,115)	39,480	25,208
Tax effect	–	5,534	(14,895)	(9,361)
Reclassification into net earnings:				
Gross	–	20,363	(45,103)	(24,740)
Tax effect	–	(7,722)	17,042	9,320
Net of tax amount	843	3,060	(3,476)	427
Balance at October 30, 2011	$ 9,692	$ (202,183)	$ 17,008	$ (175,483)
Unrecognized gains (losses):				
Gross	**2,723**	**(248,434)**	**10,261**	**(235,450)**
Tax effect	**–**	**93,580**	**(3,888)**	**89,692**
Reclassification into net earnings:				
Gross	**–**	**18,609**	**(22,319)**	**(3,710)**
Tax effect	**–**	**(7,037)**	**8,419**	**1,382**
Net of tax amount	**2,723**	**(143,282)**	**(7,527)**	**(148,086)**
Balance at October 28, 2012	**$12,415**	**$(345,465)**	**$ 9,481**	**$(323,569)**

NOTE C

EARNINGS PER SHARE DATA

The reported net earnings attributable to the Company were used when computing basic and diluted earnings per share for all years presented. A reconciliation of the shares used in the computation is as follows:

(in thousands)	2012	2011	2010
Basic weighted-average shares outstanding	**263,466**	266,394	266,732
Dilutive potential common shares	**5,425**	5,521	3,966
Diluted weighted-average shares outstanding	**268,891**	271,915	270,698

For fiscal years 2012, 2011, and 2010, a total of 2.2 million, 0.7 million, and 3.6 million weighted-average outstanding stock options, respectively, were not included in the computation of dilutive potential common shares since their inclusion would have had an antidilutive effect on earnings per share.

NOTE D

ACQUISITIONS

Effective February 1, 2010, the Company completed the acquisition of the *Country Crock*® chilled side dish business from Unilever United States Inc. This line of microwaveable, refrigerated side dishes complements the Company's *Hormel*® refrigerated entrées and *Lloyd's*® barbeque product lines within the Refrigerated Foods segment. *Country Crock*® remains a registered trademark of the Unilever Group of Companies and is being used under license.

Operating results for this product line are included in the Company's Consolidated Statements of Operations from the date of acquisition. Pro forma results of operations are not presented, as the acquisition was not material to the consolidated Company.

NOTE E

INVENTORIES

Principal components of inventories are:

(in thousands)	**October 28, 2012**	October 30, 2011
Finished products	**$494,298**	$463,491
Raw materials and work-in-process	**267,877**	251,324
Materials and supplies	**188,346**	171,008
Total	**$950,521**	$885,823

NOTE F

GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal years ended October 28, 2012, and October 30, 2011, are presented in the table below.

(in thousands)	Grocery Products	Refrigerated Foods	JOTS	Specialty Foods	All Other	Total
Balance as of October 31, 2010	$123,316	$ 94,791	$ 203,214	$207,028	$674	$629,023
Goodwill acquired	–	1,861	–	–	–	1,861
Balance as of October 30, 2011	$123,316	$ 96,652	$ 203,214	$207,028	$674	$630,884
Goodwill acquired	–	(9)	–	–	–	(9)
Balance as of October 28, 2012	**$123,316**	**$96,643**	**$203,214**	**$207,028**	**$674**	**$630,875**

The gross carrying amount and accumulated amortization for definite-lived intangible assets are presented in the table below.

	October 28, 2012			October 30, 2011		
(in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Weighted-Avg Life (in Years)**	Gross Carrying Amount	Accumulated Amortization	Weighted-Avg Life (in Years)
Customer lists/relationships	**$22,148**	**$(14,684)**	**10.9**	$22,378	$(12,556)	10.9
Proprietary software & technology	**22,000**	**(17,319)**	**9.3**	22,000	(14,822)	9.3
Formulas & recipes	**17,854**	**(11,686)**	**8.8**	18,354	(10,047)	8.8
Distribution network	**4,120**	**(3,783)**	**10.0**	4,120	(3,371)	10.0
Other intangibles	**9,466**	**(6,903)**	**7.0**	14,030	(10,105)	6.3
Total	**$75,588**	**$(54,375)**	**9.4**	$80,882	$(50,901)	9.1

Amortization expense for the fiscal years ended October 28, 2012, October 30, 2011, and October 31, 2010, was $9.0 million, $9.5 million, and $10.5 million, respectively.

Estimated annual amortization expense (in thousands) for the five fiscal years after October 28, 2012, is as follows:

2013	$7,768
2014	6,372
2015	3,192
2016	1,023
2017	636

The carrying amounts for indefinite-lived intangible assets are as follows.

(in thousands)	**October 28, 2012**	October 30, 2011
Brand/tradename/trademarks	**$ 93,875**	$ 94,081
Other intangibles	**7,984**	7,984
Total	**$101,859**	$102,065

During the fourth quarter of fiscal years 2012 and 2011, the Company completed the required annual impairment tests of indefinite-lived intangible assets and goodwill, with no material impairment indicated. Useful lives of intangible assets were also reviewed during this process, with no material changes identified.

NOTE G

INVESTMENTS IN AND RECEIVABLES FROM AFFILIATES

The Company accounts for its majority-owned operations under the consolidation method. Investments in which the Company owns a minority interest, and for which there are no other indicators of control, are accounted for under the equity or cost method. These investments, along with any related receivables from affiliates, are included in the Consolidated Statements of Financial Position as investments in and receivables from affiliates.

Investments in and receivables from affiliates consists of the following:

(in thousands)	Segment	% Owned	**October 28, 2012**	October 30, 2011
MegaMex Foods, LLC	Grocery Products	50%	**$205,315**	$205,523
Foreign Joint Ventures	All Other	Various (26–50%)	**81,222**	90,103
Other	Various	Various	**-**	72
Total			**$286,537**	$295,698

Equity in earnings of affiliates consists of the following:

(in thousands)	Segment	**2012**	2011	2010
MegaMex Foods, LLC	Grocery Products	**$35,762**	$24,532	$11,996
Foreign Joint Ventures	All Other	**2,929**	3,423	3,686
Other	Various	**-**	(1,198)	(2,556)
Total		**$38,691**	$26,757	$13,126

MegaMex Foods, LLC

On October 26, 2009, the Company completed the formation of MegaMex Foods, LLC (MegaMex), a 50/50 joint venture formed by the Company and Herdez Del Fuerte, S.A. de C.V. to market Mexican foods in the United States. On October 6, 2010, MegaMex acquired 100 percent of the stock of Don Miguel Foods Corp. (Don Miguel). Don Miguel is a leading provider of branded frozen and fresh authentic Mexican appetizers, snacks, and handheld items. On August 22, 2011, MegaMex acquired 100 percent of Fresherized Foods, which produces *Wholly Guacamole®* and *Wholly Salsa®* products.

The Company recognized a basis difference of $21.3 million associated with the formation of MegaMex, which is being amortized through equity in earnings of affiliates.

NOTE H

LONG-TERM DEBT AND OTHER BORROWING ARRANGEMENTS

Long-term debt consists of:

(in thousands)	**October 28, 2012**	October 30, 2011
Senior unsecured notes, with interest at 4.125%, interest due semi-annually through April 2021 maturity date	**$250,000**	$250,000
Less current maturities	**-**	–
Total	**$250,000**	$250,000

The Company has a $300.0 million revolving line of credit which bears interest at a variable rate based on LIBOR. As of October 28, 2012, and October 30, 2011, the Company had not drawn from this line of credit. A fixed fee is paid for the availability of this credit line. On November 22, 2011, the Company amended the terms and conditions for this line of credit and extended the maturity date to November 2016.

The Company is required by certain covenants in its debt agreements to maintain specified levels of financial ratios and financial position. At the end of the current fiscal year, the Company was in compliance with all of these covenants.

Total interest paid during fiscal 2012, 2011, and 2010 was $12.9 million, $31.7 million, and $26.5 million, respectively.

NOTE I

PENSION AND OTHER POST-RETIREMENT BENEFITS

The Company has several defined benefit plans and defined contribution plans covering most employees. Total costs associated with the Company's defined contribution benefit plans in 2012, 2011, and 2010 were $27.8 million, $27.1 million, and $26.6 million, respectively. Benefits for defined benefit pension plans covering hourly employees are provided based on stated amounts for each year of service, while plan benefits covering salaried employees are based on final average compensation. The Company's funding policy is to make annual contributions of not less than the minimum required by applicable regulations. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 8-23 years.

Certain groups of employees are eligible for post-retirement health or welfare benefits. Benefits for retired employees vary for each group depending on respective retirement dates and applicable plan coverage in effect. Contribution requirements for retired employees are governed by the Retiree Health Care Payment Program and may change each year as the cost to provide coverage is determined. Eligible employees hired after January 1, 1990, may receive post-retirement medical coverage but must pay the full cost of the coverage. On October 17, 2012, the plan was amended, effective April 1, 2013, to terminate coverage for certain nonunion retirees who retired on or after August 1, 2002, and who are or will be Medicare eligible. If the cost of the nonunion retiree coverage is currently subsidized by the Company for the affected retirees, credits will be established in a health reimbursement account to help reimburse the retiree for the cost of purchasing coverage in the individual market. Actuarial gains and losses and any adjustments resulting from plan amendments are deferred and amortized to expense over periods ranging from 6-19 years.

Several changes were enacted that affected the Company's defined benefit pension plans at the 2011 measurement date. The defined benefit pension plan covering collectively bargained employees was amended as a result of labor negotiations, causing an increase in the benefit obligation. The benefit obligation for the other defined benefit plans was reduced as a result of a change in the pension formula effective January 1, 2017. The amended formula remains a defined benefit formula, but will base the accrued benefit credit on age and service and define the benefit as a lump sum. Effective October 31, 2016, the 401k match for these participants will be increased.

Net periodic cost of defined benefit plans included the following:

	Pension Benefits			Post-retirement Benefits		
(in thousands)	**2012**	2011	2010	**2012**	2011	2010
Service cost	**$ 23,425**	$ 24,206	$ 21,998	**$ 2,272**	$ 2,219	$ 2,477
Interest cost	**49,135**	50,282	48,305	**17,910**	18,891	20,703
Expected return on plan assets	**(68,511)**	(62,989)	(55,128)	**–**	–	–
Amortization of prior service cost	**(5,079)**	(607)	(607)	**3,561**	4,341	4,341
Recognized actuarial loss (gain)	**20,130**	16,633	16,133	**(3)**	(4)	2,377
Settlement charges	**–**	–	1,192	**–**	–	–
Curtailment charge	**–**	–	131	**–**	–	–
Special termination cost	**–**	–	386	**–**	–	109
Net periodic cost	**$ 19,100**	$ 27,525	$ 32,410	**$23,740**	$25,447	$30,007

Included in accumulated other comprehensive loss for pension benefits at October 28, 2012, and October 30, 2011, are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized prior service credit of $47.4 million and unrecognized actuarial losses of $521.4 million, and unrecognized prior service credit of $52.5 million and unrecognized actuarial losses of $334.0 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during the fiscal year ending October 27, 2013, are $5.1 million and $34.0 million, respectively.

Included in accumulated other comprehensive loss for post-retirement benefits at October 28, 2012, and October 30, 2011, are the following amounts that have not yet been recognized in net periodic post-retirement benefit cost: unrecognized prior service credit of $6.8 million and unrecognized actuarial losses of $88.3 million, and unrecognized prior service costs of $19.0 million and unrecognized actuarial losses of $25.2 million, respectively. The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic post-retirement benefit cost during the fiscal year ending October 27, 2013, are $1.3 million and $7.7 million, respectively.

The following is a reconciliation of the beginning and ending balances of the benefit obligation, the fair value of plan assets, and the funded status of the plans as of the October 28, 2012 and the October 30, 2011 measurement dates:

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2012**	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 942,626**	$878,630	**$351,134**	$346,707
Service cost	**23,425**	24,206	**2,272**	2,219
Interest cost	**49,135**	50,282	**17,910**	18,891
Plan amendments	**-**	(51,283)	**(22,262)**	(2,082)
Actuarial loss	**222,541**	84,958	**63,177**	7,276
Benefits paid	**(45,358)**	(44,167)	**(22,719)**	(21,877)
Benefit obligation at end of year	**$1,192,369**	$942,626	**$389,512**	$351,134

The post-retirement benefits paid are net of Medicare Part D subsidy receipts of $2.3 million and $2.8 million for fiscal 2012 and 2011, respectively.

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2012**	2011	**2012**	2011
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 870,923**	$802,449	**$ -**	$ -
Actual return on plan assets	**83,533**	86,748	**-**	-
Employee contributions	**-**	-	**2,495**	2,749
Employer contributions	**30,132**	25,893	**25,054**	26,120
Benefits paid	**(45,358)**	(44,167)	**(27,549)**	(28,869)
Fair value of plan assets at end of year	**$ 939,230**	$870,923	**$ -**	$ -
Funded status at end of year	**$(253,139)**	$ (71,703)	**$(389,512)**	$(351,134)

Amounts recognized in the Consolidated Statements of Financial Position as of October 28, 2012, and October 30, 2011, are as follows:

	Pension Benefits		Post-retirement Benefits	
(in thousands)	**2012**	2011	**2012**	2011
Pension assets	**$ 49**	$ 80,208	**$ -**	$ -
Employee related expenses	**(3,650)**	(2,924)	**(23,622)**	(26,433)
Pension and post-retirement benefits	**(249,538)**	(148,987)	**(365,890)**	(324,701)
Net amount recognized	**$(253,139)**	$ (71,703)	**$(389,512)**	$(351,134)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $475.3 million, $457.6 million, and $263.0 million, respectively, as of October 28, 2012, and $151.9 million, $133.2 million, and $0.0 million, respectively, as of October 30, 2011.

Weighted-average assumptions used to determine benefit obligations are as follows:

	2012	2011
Discount rate	**4.05%**	5.33%
Rate of future compensation increase (for plans that base benefits on final compensation level)	**3.97%**	3.93%

Weighted-average assumptions used to determine net periodic benefit costs are as follows:

	2012	2011	2010
Discount rate	**5.33%**	5.82%	6.28%
Rate of future compensation increase (for plans that base benefits on final compensation level)	**3.93%**	4.03%	4.08%
Expected long-term return on plan assets	**8.00%**	8.00%	8.25%

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits for pre-Medicare and post-Medicare retirees' coverage is assumed for 2013. The pre-Medicare and post-Medicare rate is assumed to decrease to 5.0% for 2018, and remain at that level thereafter.

The assumed discount rate, expected long-term rate of return on plan assets, rate of future compensation increase, and health care cost trend rate have a significant impact on the amounts reported for the benefit plans. A one-percentage-point change in these rates would have the following effects:

	1-Percentage-Point			
	Expense		Benefit Obligation	
(in thousands)	Increase	Decrease	Increase	Decrease
Pension Benefits:				
Discount rate	$(14,912)	$50,956	$(157,002)	$198,266
Expected long-term rate of return on plan assets	$ (9,259)	$ 9,259	$ –	$ –
Rate of future compensation increase	$ 1,938	$ (1,881)	$ 10,936	$(10,673)
Post-retirement Benefits:				
Discount rate	$ (4,679)	$ 4,926	$ (42,103)	$ 48,451
Health care cost trend rate	$ 1,861	$ (1,662)	$ 34,017	$(29,805)

The actual and target weighted-average asset allocations for the Company's pension plan assets as of the plan measurement date are as follows:

	2012		2011	
Asset Category	**Actual**	**Target Range**	Actual	Target Range
Large Capitalization Equity	**29.4%**	**20-35%**	22.1%	20-35%
Hormel Foods Corporation Stock	**5.2%**	**0-10%**	5.7%	0-10%
Small Capitalization Equity	**5.7%**	**5-15%**	11.9%	5-15%
International Equity	**19.7%**	**15-25%**	18.1%	15-25%
Private Equity	**3.6%**	**0-15%**	2.5%	0-15%
Total Equity Securities	**63.6%**	**55-75%**	60.3%	55-75%
Fixed Income	**35.0%**	**25-45%**	38.3%	25-45%
Cash and Cash Equivalents	**1.4%**	**–**	1.4%	–

Target allocations are established in consultation with outside advisors through the use of asset-liability modeling to attempt to match the duration of the plan assets with the duration of the Company's projected benefit liability. The asset allocation strategy attempts to minimize the long-term cost of pension benefits, reduce the volatility of pension expense, and achieve a healthy funded status for the plans.

As of the 2012 measurement date, plan assets included 1.7 million shares of common stock of the Company having a market value of $48.9 million. Dividends paid during the year on shares held by the plan were $1.0 million. In 2011, plan assets included 1.7 million shares of common stock of the Company having a market value of $49.7 million. In 2011, the Company issued 1.1 million shares to the plan pursuant to the stock split, and the plan sold 1.1 million shares.

The Company made discretionary contributions of $27.3 million and $23.6 million to the Company's defined benefit plans in 2012 and 2011, respectively. Based on the October 28, 2012 measurement date, the Company anticipates making required contributions of $27.0 million to fund the pension plans during fiscal year 2013. The Company also expects to make contributions of $27.8 million during 2013 that represent benefit payments for unfunded plans.

Benefits expected to be paid over the next ten fiscal years are as follows:

(in thousands)	Pension Benefits	Post-retirement Benefits
2013	$ 46,534	$ 21,514
2014	47,757	21,480
2015	49,902	21,672
2016	52,489	21,826
2017	55,404	21,788
2018 – 2022	323,016	106,196

Post-retirement benefits are net of expected federal subsidy receipts related to prescription drug benefits granted under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which are estimated to be $2.8 million per year through 2022.

The fair values of the defined benefit pension plan investments as of October 28, 2012 and October 30, 2011, by asset category and fair value hierarchy level, are as follows:

	Fair Value Measurements at October 28, 2012			
(in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at Fair Value:				
Cash equivalents[1]	$ 13,544	$ 13,544	$ -	$ -
Large Capitalization Equity[2]				
Domestic	$298,375	$181,994	$116,381	$ -
Foreign	26,503	26,503	-	-
Total Large Capitalization Equity	$324,878	$208,497	$116,381	$ -
Small Capitalization Equity[3]				
Domestic	$ 47,883	$ 47,883	$ -	$ -
Foreign	5,456	5,456	-	-
Total Small Capitalization Equity	$ 53,339	$ 53,339	$ -	$ -
International Equity[4]				
Mutual fund	$ 50,317	$ -	$ 50,317	$ -
Collective trust	134,926	-	134,926	-
Total International Equity	$185,243	$ -	$185,243	$ -
Private Equity[5]				
Domestic	$ 26,785	$ -	$ -	$26,785
International	6,883	-	-	6,883
Total Private Equity	$ 33,668	$ -	$ -	$33,668
Total Equity	$597,128	$261,836	$301,624	$33,668
Fixed Income[6]				
US government issues	$122,207	$ 94,346	$ 27,861	$ -
Municipal issues	18,294	-	18,294	-
Corporate issues - domestic	166,029	-	166,029	-
Corporate issues - foreign	22,028	-	22,028	-
Total Fixed Income	$328,558	$ 94,346	$234,212	$ -
Total Investments at Fair Value	$939,230	$369,726	$535,836	$33,668

(in thousands)	Fair Value Measurements at October 30, 2011 Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs) (Level 3)
Investments at Fair Value:				
Cash equivalents[1]	$ 11,732	$ 11,732	$ -	$ -
Large Capitalization Equity[2]				
Domestic	$215,924	$191,158	$ 24,766	$ -
Foreign	26,103	26,103	-	-
Total Large Capitalization Equity	$242,027	$217,261	$ 24,766	$ -
Small Capitalization Equity[3]				
Domestic	$ 92,083	$ 92,083	$ -	$ -
Foreign	11,585	11,585	-	-
Total Small Capitalization Equity	$103,668	$103,668	$ -	$ -
International Equity[4]				
Mutual fund	$ 38,757	$ -	$ 38,757	$ -
Collective trust	119,239	-	119,239	-
Total International Equity	$157,996	$ -	$157,996	$ -
Private Equity[5])				
Domestic	$ 18,794	$ -	$ -	$18,794
International	3,053	-	-	3,053
Total Private Equity	$ 21,847	$ -	$ -	$21,847
Total Equity	$525,538	$320,929	$182,762	$21,847
Fixed Income[6]				
US government issues	$118,863	$ 93,301	$ 25,562	$ -
Municipal issues	18,463		18,463	-
Corporate issues - domestic	165,778		165,778	-
Corporate issues - foreign	30,549		30,549	-
Total Fixed Income	$333,653	$ 93,301	$240,352	$ -
Total Investments at Fair Value	$870,923	$425,962	$423,114	$21,847

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

[1] Cash Equivalents: These Level 1 investments consist primarily of money market mutual funds that are highly liquid and traded in active markets.

[2] Large Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investment includes a mutual fund consisting of a mix of U.S. common stocks that is valued at the publicly available net asset value (NAV) of shares held by the pension plans at year end.

[3] Small Capitalization Equity: The Level 1 investments include a mix of predominately U.S. common stocks and foreign common stocks, which are valued at the closing price reported on the active market in which the individual securities are traded.

[4] International Equity: These Level 2 investments include a mix of collective investment funds and mutual funds. The mutual funds are valued at the publicly available NAV of shares held by the pension plans at year end. The value of the collective investment funds is based on the fair value of the underlying investments and the NAV can be calculated for these funds.

[5] Private Equity: These Level 3 investments consist of various collective investment funds, which are managed by a third party, that invest in a well diversified portfolio of equity investments from top performing, high quality firms that focus on U.S. and foreign small to mid markets; venture capitalists; and entrepreneurs with a concentration in areas of innovation. Investment strategies include buyouts, growth capital, buildups, and distressed; investment strategies also include early stages of company development mainly in the U.S. The fair value of the units for these investments is based on the fair value of the underlying investments, and the NAV can be calculated for these funds.

[6] Fixed Income: The Level 1 investments include U.S. Treasury bonds and notes, which are valued at the closing price reported on the active market in which the individual securities are traded. The Level 2 investments consist principally of U.S. government securities, which are valued daily using institutional bond quote sources and mortgage-backed securities pricing sources; municipal, domestic, and foreign securities, which are valued daily using institutional bond quote sources; and mutual funds invested in long-duration corporate bonds that are valued at the publicly available NAV of shares held by the pension plans at year-end.

We have corrected the presentation of certain fixed income securities in the fair value hierarchy as of October 30, 2011. The revised presentation changed the classification of $187.3 million of fixed income securities from Level 1 to Level 2, based on the use of quoted prices for similar assets.

A reconciliation of the beginning and ending balance of the investments measured at fair value using significant unobservable inputs (Level 3) is as follows:

(in thousands)	2012	2011
Beginning Balance	**$21,847**	$ 9,331
Purchases, issuances, and settlements (net)	**9,316**	9,886
Unrealized gains	**478**	2,633
Realized gains (losses)	**1,812**	(3)
Interest and dividend income	**215**	-
Ending Balance	**$33,668**	$21,847

The Company has commitments totaling $85.0 million for the private equity investments within the pension plans, of which $53.2 million and $66.0 million remain unfunded at fiscal year end 2012 and 2011, respectively. These commitments include $34.5 million and $18.7 million for domestic and foreign equity investments, respectively, for fiscal year end 2012 compared to the $43.2 million and $22.8 million for domestic and foreign equity investments, respectively, for fiscal year end 2011. Funding for future private equity capital calls will come from existing pension plan asset investments and not from additional cash contributions into the Company's pension plans.

NOTE J

INCOME TAXES

The components of the provision for income taxes are as follows:

(in thousands)	2012	2011	2010
Current:			
U.S. Federal	**$216,620**	$202,084	$170,326
State	**26,303**	26,978	22,896
Foreign	**5,783**	3,826	2,124
Total current	**248,706**	232,888	195,346
Deferred:			
U.S. Federal	**4,443**	6,358	27,009
State	**225**	394	2,420
Total deferred	**4,668**	6,752	29,429
Total provision for income taxes	**$253,374**	$239,640	$224,775

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that, based upon its lengthy and consistent history of profitable operations, it is more likely than not that the net deferred tax assets of $212.8 million will be realized on future tax returns, primarily from the generation of future taxable income. Significant components of the deferred income tax liabilities and assets are as follows:

(in thousands)	October 28, 2012	October 30, 2011
Deferred tax liabilities:		
Tax over book depreciation	**$ (91,545)**	$ (92,848)
Pension assets	**–**	(30,029)
Book/tax basis difference from acquisitions	**(26,295)**	(27,593)
Commodity hedging contracts	**(5,797)**	(10,337)
Other, net	**(71,054)**	(61,824)
Deferred tax assets:		
Post-retirement benefits	**147,278**	134,117
Pension benefits	**96,641**	57,961
Stock options	**32,210**	29,321
Deferred compensation	**23,115**	21,961
Insurance accruals	**16,728**	14,786
Vacation accruals	**14,905**	13,636
Federal benefit of state tax	**9,965**	9,596
Promotional accruals	**7,524**	9,867
Other, net	**59,130**	60,403
Net deferred tax assets	**$212,805**	$129,017

Reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2012	2011	2010
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes on income, net of federal tax benefit	**2.5**	2.7	3.1
Domestic production activities deduction	**(2.6)**	(2.6)	(1.7)
All other, net	**(1.5)**	(1.8)	(0.4)
Effective tax rate	**33.4%**	33.3%	36.0%

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries and joint ventures that we intend to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $65.4 million as of October 28, 2012. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Total income taxes paid during fiscal 2012, 2011, and 2010 were $226.7 million, $227.3 million, and $212.6 million, respectively.

The following table sets forth changes in the unrecognized tax benefits, excluding interest and penalties, for fiscal years 2011 and 2012.

(in thousands)	
Balance as of October 31, 2010	$ 26,073
Tax positions related to the current period:	
Increases	2,493
Decreases	–
Tax positions related to prior periods:	
Increases	5,646
Decreases	(672)
Settlements	(10,770)
Decreases related to a lapse of applicable statute of limitations:	(1,372)
Balance as of October 30, 2011	$ 21,398
Tax positions related to the current period:	
Increases	**3,066**
Decreases	**–**
Tax positions related to prior periods:	
Increases	**1,302**
Decreases	**(2,541)**
Settlements	**(624)**
Decreases related to a lapse of applicable statute of limitations:	**(470)**
Balance as of October 28, 2012	**$ 22,131**

The amount of unrecognized tax benefits, including interest and penalties, at October 28, 2012, recorded in other long-term liabilities was $30.4 million, of which $20.4 million would impact the Company's effective tax rate if recognized. The Company includes accrued interest and penalties related to uncertain tax positions in income tax expense, with $1.9 million included in expense for fiscal 2012. The amount of accrued interest and penalties at October 28, 2012, associated with unrecognized tax benefits was $8.3 million.

The Company is regularly audited by federal and state taxing authorities. During fiscal year 2012, the United States Internal Revenue Service (I.R.S.) concluded its examination of the Company's consolidated federal income tax returns for the fiscal years through 2009. During the third quarter of fiscal year 2012 the I.R.S. opened an examination of the Company's consolidated federal income tax returns for fiscal years 2010 and 2011. The Company is in various stages of audit by several state taxing authorities on a variety of fiscal years, as far back as 2006. While it is reasonably possible that one or more of these audits may be completed within the next 12 months and that the related unrecognized tax benefits may change, based on the status of the examinations it is not possible to reasonably estimate the effect of any amount of such change to previously recorded uncertain tax positions.

NOTE K

COMMITMENTS AND CONTINGENCIES

In order to ensure a steady supply of hogs and turkeys, and to keep the cost of products stable, the Company has entered into contracts with producers for the purchase of hogs and turkeys at formula-based prices over periods up to 10 years. The Company has also entered into grow-out contracts with independent farmers to raise turkeys for the Company for periods up to 25 years. Under these arrangements, the Company owns the livestock, feed, and other supplies while the independent farmers provide facilities and labor. The Company has also contracted for the purchase of corn, soybean meal, and other feed ingredients from independent suppliers for periods up to three years. Under these contracts, the Company is committed at October 28, 2012, to make purchases, assuming current price levels, as follows:

(in thousands)	
2013	$1,516,787
2014	1,007,409
2015	763,430
2016	641,164
2017	634,835
Later years	1,755,431
Total	$6,319,056

Purchases under these contracts for fiscal 2012, 2011, and 2010 were $2.0 billion, $1.8 billion, and $1.9 billion, respectively.

The Company has noncancelable operating lease commitments on facilities and equipment at October 28, 2012, as follows:

(in thousands)	
2013	$ 6,253
2014	2,461
2015	1,440
2016	1,028
2017	722
Later years	2,073
Total	$13,977

The Company expensed $21.6 million, $23.1 million, and $25.1 million for rent in fiscal 2012, 2011, and 2010, respectively.

The Company had commitments to expend approximately $92.4 million to complete construction in progress at various locations as of October 28, 2012.

As of October 28, 2012, the Company had $43.9 million of standby letters of credit issued on its behalf. The standby letters of credit are primarily related to the Company's self-insured workers' compensation programs. However, that amount also includes a revocable $5.6 million standby letter of credit for obligations of an affiliated party that may arise under workers' compensation claims. Letters of credit are not reflected in the Company's Consolidated Statements of Financial Position.

The Company is involved on an ongoing basis in litigation arising in the ordinary course of business. In the opinion of management, the outcome of litigation currently pending will not materially affect the Company's results of operations, financial condition, or liquidity.

NOTE L

STOCK-BASED COMPENSATION

The Company issues stock options and nonvested shares as part of its stock incentive plans for employees and non-employee directors. The Company's policy is to grant options with the exercise price equal to the market price of the common stock on the date of grant. Options typically vest over periods ranging from six months to four years and expire ten years after the date of the grant. The Company recognizes stock-based compensation expense ratably over the shorter of the requisite service period or vesting period. The fair value of stock-based compensation granted to retirement-eligible individuals is expensed at the time of grant.

During the first quarter of fiscal 2007, the Company made a one-time grant of 100 stock options (pre-2011 split) to each active, full-time employee of the Company on January 8, 2007. This grant was to vest upon the earlier of five years or attainment of a closing stock price of $50.00 per share (pre-2011 split) for five consecutive trading days, and had an expiration of ten years after the grant date. During the first quarter of fiscal 2011, the options vested after the stock attained the required closing price per share for five consecutive trading days.

A reconciliation of the number of options outstanding and exercisable (in thousands) as of October 28, 2012, and changes during the fiscal year then ended, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 30, 2011	19,932	$17.89		
Granted	2,646	$29.42		
Exercised	2,047	$14.72		
Forfeited	77	$25.06		
Outstanding at October 28, 2012	**20,454**	**$19.67**	**5.5 yrs**	**$198,319**
Exercisable at October 28, 2012	**14,069**	**$17.50**	**4.3 yrs**	**$166,532**

The weighted-average grant date fair value of stock options granted and the total intrinsic value of options exercised (in thousands) during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 28, 2012	October 30, 2011	October 31, 2010
Weighted-average grant date fair value	**$ 5.64**	$ 5.54	$ 4.55
Intrinsic value of exercised options	**$30,210**	$54,859	$32,378

The fair value of each option award is calculated on the date of grant using the Black-Scholes valuation model utilizing the following weighted-average assumptions:

	Fiscal Year Ended		
	October 28, 2012	October 30, 2011	October 31, 2010
Risk-free interest rate	**1.8%**	2.9%	3.4%
Dividend yield	**2.0%**	2.0%	2.2%
Stock price volatility	**21.0%**	21.0%	22.0%
Expected option life	**8 years**	8 years	8 years

As part of the annual valuation process, the Company reassesses the appropriateness of the inputs used in the valuation models. The Company establishes the risk-free interest rate using stripped U.S. Treasury yields as of the grant date where the remaining term is approximately the expected life of the option. The dividend yield is set based on the dividend rate approved by the Company's Board of Directors and the stock price on the grant date. The expected volatility assumption is set based primarily on historical volatility. As a reasonableness test, implied volatility from exchange traded options is also examined to validate the volatility range obtained from the historical analysis. The expected life assumption is set based on an analysis of past exercise behavior by option holders. In performing the valuations for option grants, the Company has not stratified option holders as exercise behavior has historically been consistent across all employee and non-employee director groups.

The Company's nonvested shares granted on or before September 26, 2010, vest after five years or upon retirement. Nonvested shares granted after September 26, 2010, vest after one year. A reconciliation of the nonvested shares (in thousands) as of October 28, 2012, and changes during the fiscal year then ended is as follows:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at October 30, 2011	215	$ 19.94
Granted	47	$ 28.98
Forfeited	7	$ 28.27
Vested	116	$ 21.30
Nonvested at October 28, 2012	**139**	**$21.47**

The weighted-average grant date fair value of nonvested shares granted, the total fair value (in thousands) of non-vested shares granted, and the fair value (in thousands) of shares that have vested during each of the past three fiscal years is as follows:

	Fiscal Year Ended		
	October 28, 2012	October 30, 2011	October 31, 2010
Weighted-average grant date fair value	**$28.98**	$25.11	$19.56
Fair value of nonvested shares granted	**$1,369**	$1,299	$ 978
Fair value of shares vested	**$2,476**	$ 751	$ 664

Stock-based compensation expense, along with the related income tax benefit, for each of the past three fiscal years is presented in the table below:

	Fiscal Year Ended		
(in thousands)	**October 28, 2012**	October 30, 2011	October 31, 2010
Stock-based compensation expense recognized	**$16,710**	$17,229	$14,402
Income tax benefit recognized	**(6,334)**	(6,542)	(5,510)
After-tax stock-based compensation expense	**$10,376**	$10,687	$ 8,892

At October 28, 2012, there was $11.3 million of total unrecognized compensation expense from stock-based compensation arrangements granted under the plans. This compensation is expected to be recognized over a weighted-average period of approximately 2.5 years. During fiscal years 2012, 2011, and 2010, cash received from stock option exercises was $14.7 million, $53.8 million, and $22.9 million, respectively. The total tax benefit to be realized for tax deductions from these option exercises was $11.4 million, $20.8 million, and $18.9 million, respectively.

Shares issued for option exercises and nonvested shares may be either authorized but unissued shares, or shares of treasury stock acquired in the open market or otherwise. The number of shares available for future grants was 30.0 million at October 28, 2012, 32.6 million at October 30, 2011, and 35.3 million at October 31, 2010.

NOTE M

DERIVATIVES AND HEDGING

The Company uses hedging programs to manage price risk associated with commodity purchases. These programs utilize futures contracts and swaps to manage the Company's exposure to price fluctuations in the commodities markets. The Company has determined that its programs which are designated as hedges are highly effective in offsetting the changes in fair value or cash flows generated by the items hedged.

Cash Flow Hedges: The Company utilizes corn and soybean meal futures to offset the price fluctuation in the Company's future direct grain purchases, and has entered into various swaps to hedge the purchases of grain and natural gas at certain plant locations. The financial instruments are designated and accounted for as cash flow hedges, and the Company measures the effectiveness of the hedges on a regular basis. Effective gains or losses related to these cash flow hedges are reported in accumulated other comprehensive loss (AOCL) and reclassified into earnings, through cost of products sold, in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. The Company typically does not hedge its grain or natural gas exposure beyond the next two upcoming fiscal years. As of October 28, 2012, and October 30, 2011, the Company had the following outstanding commodity futures contracts and swaps that were entered into to hedge forecasted purchases:

	Volume	
Commodity	**October 28, 2012**	October 30, 2011
Corn	**12.0 million bushels**	20.8 million bushels
Natural gas	**-**	0.5 million MMBTU's

As of October 28, 2012, the Company has included in AOCL, hedging gains of $15.2 million (before tax) relating to its positions, compared to gains of $27.3 million (before tax) as of October 30, 2011. The Company expects to recognize the majority of these gains over the next 12 months. The balance as of October 28, 2012, includes gains of $0.4 million related to the Company's soybean meal futures contracts. These contracts were de-designated as cash flow hedges effective January 30, 2011, as they were no longer highly effective. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

Fair Value Hedges: The Company utilizes futures to minimize the price risk assumed when forward priced contracts are offered to the Company's commodity suppliers. The intent of the program is to make the forward priced commodities cost nearly the same as cash market purchases at the date of delivery. The futures contracts are designated and accounted for as fair value hedges, and the Company measures the effectiveness of the hedges on a regular basis. Changes in the fair value of the futures contracts, along with the gain or loss on the hedged purchase commitment, are marked-to-market through earnings and are recorded on the Consolidated Statement of Financial Position as a current asset and liability, respectively. Effective gains or losses related to these fair value hedges are recognized through cost of products sold in the period or periods in which the hedged transactions affect earnings. Any gains or losses related to hedge ineffectiveness are recognized in the current period cost of products sold. As of October 28, 2012, and October 30, 2011, the Company had the following outstanding commodity futures contracts designated as fair value hedges:

	Volume	
Commodity	**October 28, 2012**	October 30, 2011
Corn	**8.0 million bushels**	12.4 million bushels
Lean hogs	**0.9 million cwt**	1.3 million cwt

Other Derivatives: During fiscal years 2012 and 2011, the Company has held certain futures and options contract positions as part of a merchandising program and to manage the Company's exposure to fluctuations in commodity markets and foreign currencies. The Company has not applied hedge accounting to these positions.

Additionally, as of January 30, 2011, the Company de-designated its soybean meal futures contracts that were previously designated as cash flow hedges, as these contracts were no longer highly effective. Hedge accounting is no longer being applied to these contracts, and gains or losses occurring after the date of de-designation have been recognized in earnings as incurred.

As of October 28, 2012, and October 30, 2011, the Company had the following outstanding futures and options contracts related to other programs:

	Volume	
Commodity	**October 28, 2012**	October 30, 2011
Soybean meal	**–**	4,300 tons

Fair Values: The fair values of the Company's derivative instruments as of October 28, 2012, and October 30, 2011, were as follows:

		Fair Value[1]	
(in thousands)	Location on Consolidated Statements of Financial Position	**October 28, 2012**	October 30, 2011
Asset Derivatives:			
Derivatives Designated as Hedges:			
Commodity contracts	Other current assets	**$7,483**	$58,753
Derivatives Not Designated as Hedges:			
Commodity contracts	Other current assets	**–**	121
Total Asset Derivatives		**$7,483**	$58,874
Liability Derivatives:			
Derivatives Designated as Hedges:			
Commodity contracts	Accounts payable	**$ –**	$ 351
Total Liability Derivatives		**$ –**	$ 351

[1] Amounts represent the gross fair value of derivative assets and liabilities. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The amount or timing of cash collateral balances may impact the classification of the derivative in the Consolidated Statement of Financial Position. See Note N for a discussion of these net amounts as reported in the Consolidated Statements of Financial Position.

Derivative Gains and Losses: Gains or losses (before tax, in thousands) related to the Company's derivative instruments for the fiscal year ended October 28, 2012, and October 30, 2011, were as follows:

Cash Flow Hedges:	Gain/(Loss) Recognized in AOCL (Effective Portion)[1] Fiscal Year Ended October 28, 2012	October 30, 2011	Location on Consolidated Statements of Operations	Gain/(Loss) Reclassified from AOCL into Earnings (Effective Portion)[1] Fiscal Year Ended October 28, 2012	October 30, 2011	Gain/(Loss) Recognized in Earnings (Ineffective Portion)[2] [3] Fiscal Year Ended October 28, 2012	October 30, 2011
Commodity contracts	**$10,261**	$39,480	Cost of products sold	**$22,319**	$45,103	**$ -**	$(8,704)

Fair Value Hedges:	Location on Consolidated Statements of Operations	Gain/(Loss) Recognized in Earnings (Effective Portion)[4] Fiscal Year Ended October 28, 2012	October 30, 2011	Gain/(Loss) Recognized in Earnings (Ineffective Portion)[2] [5] Fiscal Year Ended October 28, 2012	October 30, 2011
Commodity contracts	Cost of products sold	**$(10,670)**	$(24,373)	**$19**	$132

Derivatives Not Designated as Hedges:	Location on Consolidated Statements of Operations	Gain/(Loss) Recognized in Earnings Fiscal Year Ended October 28, 2012	October 30, 2011
Commodity contracts	Cost of products sold	**$46**	$(1,981)
Foreign exchange contracts	Net sales	**$ -**	$ (129)

[1] Amounts represent gains or losses in AOCL before tax. See Note B for the after tax impact of these gains or losses on net earnings.

[2] There were no gains or losses excluded from the assessment of hedge effectiveness during the fiscal year.

[3] There were no gains or losses resulting from the discontinuance of cash flow hedges during the fiscal year. However, effective January 30, 2011, the Company de-designated and discontinued hedge accounting for its soybean meal futures contracts. At the date of de-designation of these hedges, gains of $17.7 million (before tax) were deferred in AOCL, with $0.4 million (before tax) remaining as of October 28, 2012. These gains will remain in AOCL until the hedged transactions occur or it is probable the hedged transactions will not occur. Gains or losses related to these contracts after the date of de-designation have been recognized in earnings as incurred.

[4] Amounts represent losses on commodity contracts designated as fair value hedges that were closed during the fiscal year, which were offset by a corresponding gain on the underlying hedged purchase commitment. Additional gains or losses related to changes in the fair value of open commodity contracts, along with the offsetting gain or loss on the hedged purchase commitment, are also marked-to-market through earnings with no impact on a net basis.

[5] There were no gains or losses recognized as a result of a hedged firm commitment no longer qualifying as a fair value hedge during the fiscal year.

NOTE N

FAIR VALUE MEASUREMENTS

Pursuant to the provisions of ASC 820, the Company's financial assets and liabilities carried at fair value on a recurring basis in the consolidated financial statements as of October 28, 2012, and October 30, 2011, and their level within the fair value hierarchy, are presented in the table below.

	Fair Value Measurements at October 28, 2012			
(in thousands)	**Fair Value at October 28, 2012**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets at Fair Value:				
Cash equivalents[1]	**$483,441**	**$483,441**	**$ -**	**$ -**
Short-term marketable securities[2]	**77,387**	**2,349**	**75,038**	**-**
Other trading securities[3]	**109,676**	**36,305**	**73,371**	**-**
Commodity derivatives[4]	**3,884**	**3,884**	**-**	**-**
Total Assets at Fair Value	**$674,388**	**$525,979**	**$148,409**	**$ -**
Liabilities at Fair Value:				
Deferred compensation[3]	**$ 47,953**	**$ 16,866**	**$ 31,087**	**-**
Total Liabilities at Fair Value	**$ 47,953**	**$ 16,866**	**$ 31,087**	**$ -**

(in thousands)	Fair Value at October 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements at October 30, 2011			
Assets at Fair Value:				
Cash equivalents[1]	$341,447	$341,447	$ –	$–
Short-term marketable securities[2]	76,077	358	75,719	–
Other trading securities[3]	105,367	34,588	70,779	–
Commodity derivatives[4]	7,174	7,174	–	–
Total Assets at Fair Value	$530,065	$383,567	$146,498	$–
Liabilities at Fair Value:				
Commodity derivatives[4]	$ 351	$ –	$ 351	$–
Deferred compensation[3]	44,956	15,379	29,577	–
Total Liabilities at Fair Value	$ 45,307	$ 15,379	$ 29,928	$–

The following methods and assumptions were used to estimate the fair value of the financial assets and liabilities above:

(1) The Company's cash equivalents consist of money market funds rated AAA. As these investments have a maturity date of three months or less, the carrying value approximates fair value.

(2) The Company holds trading securities as part of a portfolio maintained to generate investment income and to provide cash for operations of the Company, if necessary. The portfolio is managed by a third party who is responsible for daily trading activities, and all assets within the portfolio are highly liquid. The cash, U.S. government securities, and highly rated money market funds held by the portfolio are classified as Level 1. The current investment portfolio also includes corporate bonds, international government securities, commercial paper, agency securities, mortgage-backed securities, and other asset-backed securities for which there is an active, quoted market. Market prices are obtained from a variety of industry standard providers, large financial institutions, and other third-party sources to calculate a representative daily market value, and therefore, these securities are classified as Level 2.

(3) The Company also holds trading securities as part of a rabbi trust to fund certain supplemental executive retirement plans and deferred income plans. The rabbi trust is included in other assets on the Consolidated Statements of Financial Position and is valued based on the underlying fair value of each fund held by the trust. A portion of the funds held related to the supplemental executive retirement plans have been invested in fixed income funds managed by a third party. The declared rate on these funds is set based on a formula using the yield of the general account investment portfolio that supports the fund, adjusted for expenses and other charges. The rate is guaranteed for one year at issue, and may be reset annually on the policy anniversary, subject to a guaranteed minimum rate. As the value is based on adjusted market rates, and the fixed rate is only reset on an annual basis, these funds are classified as Level 2. The remaining funds held are also managed by a third party, and include equity securities, money market accounts, bond funds, or other portfolios for which there is an active quoted market. Therefore these securities are classified as Level 1. The related deferred compensation liabilities are included in other long-term liabilities on the Consolidated Statements of Financial Position and are valued based on the underlying investment selections held in each participant's account. Investment options generally mirror those funds held by the rabbi trust, for which there is an active quoted market. Therefore these investment balances are classified as Level 1. The Company also offers a fixed rate investment option to participants. The rate earned on these investments is adjusted annually based on a specified percentage of I.R.S. Applicable Federal Rates in effect and therefore these balances are classified as Level 2.

(4) The Company's commodity derivatives represent futures contracts, option contracts, and swaps used in its hedging or other programs to offset price fluctuations associated with purchases of corn, soybean meal, and natural gas, and to minimize the price risk assumed when forward priced contracts are offered to the Company's commodity suppliers. The Company's futures and options contracts for corn and soybean meal are traded on the Chicago Board of Trade, while futures contracts for lean hogs are traded on the Chicago Mercantile Exchange. These are active markets with quoted prices available and therefore these contracts are classified as Level 1. The Company's natural gas swaps are settled based on quoted prices from the New York Mercantile Exchange. As the swaps settle based on quoted market prices, but are not held directly with the exchange, the swaps are classified as Level 2. All derivatives are reviewed for potential credit risk and risk of nonperformance. The Company nets the derivative assets and liabilities for each of its hedging programs, including cash collateral, when a master netting arrangement exists between the Company and the counterparty to the derivative contract. The net balance for each program is included in other current assets or accounts payable, as appropriate, in the Consolidated Statements of Financial Position. As of October 28, 2012, the Company has recognized the right to reclaim cash collateral of $27.5 million from, and the obligation to return cash collateral of $31.1 million to, various counterparties. As of October 30, 2011, the Company had recognized the right to reclaim cash collateral of $20.1 million from, and the obligation to return cash collateral of $71.8 million to, various counterparties.

The Company's financial assets and liabilities also include cash, accounts receivable, accounts payable, and other liabilities, for which carrying value approximates fair value. The Company does not carry its long-term debt at fair value in its Consolidated Statements of Financial Position. Based on borrowing rates available to the Company for long-term financing with similar terms and average maturities, the fair value of long-term debt, utilizing discounted cash flows (Level 2), was $283.6 million as of October 28, 2012, and $266.9 million as of October 30, 2011.

In accordance with the provisions of ASC 820, the Company also measures certain nonfinancial assets and liabilities at fair value that are recognized or disclosed on a nonrecurring basis (e.g. goodwill, intangible assets, and property, plant and equipment). During the second quarter of fiscal 2010, the Company made the decision to close its Valley Fresh plant in Turlock, California. The facilities in that location were evaluated during that process and the Company recorded a pretax charge of $6.6 million to reduce the property, plant and equipment to its estimated fair value. During fiscal years 2012, 2011, and 2010, there were no other material remeasurements of assets or liabilities at fair value on a nonrecurring basis subsequent to their initial recognition.

NOTE O

SEGMENT REPORTING

The Company develops, processes, and distributes a wide array of food products in a variety of markets. The Company reports its results in the following five segments: Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other.

The Grocery Products segment consists primarily of the processing, marketing, and sale of shelf-stable food products sold predominantly in the retail market. This segment also includes the results from the Company's MegaMex joint venture.

The Refrigerated Foods segment includes the Hormel Refrigerated operating segment and the Affiliated Business Units. This segment consists primarily of the processing, marketing, and sale of branded and unbranded pork and beef products for retail, foodservice, and fresh product customers.

The Affiliated Business Units include the Farmer John, Burke Corporation, Dan's Prize, Saag's Products, Inc., and Precept Foods businesses. Precept Foods, LLC, is a 50.01 percent owned joint venture.

The Jennie-O Turkey Store segment consists primarily of the processing, marketing, and sale of branded and unbranded turkey products for retail, foodservice, and fresh product customers.

The Specialty Foods segment includes the Diamond Crystal Brands, Century Foods International, and Hormel Specialty Products operating segments. This segment consists of the packaging and sale of various sugar and sugar substitute products, salt and pepper products, liquid portion products, dessert mixes, ready-to-drink products, sports nutrition products, gelatin products, and private label canned meats to retail and foodservice customers. This segment also includes the processing, marketing, and sale of nutritional food products and supplements to hospitals, nursing homes, and other marketers of nutritional products.

The All Other segment includes the Hormel Foods International operating segment, which manufactures, markets, and sells Company products internationally. This segment also includes the results from the Company's international joint ventures and miscellaneous corporate sales.

Intersegment sales are recorded at prices that approximate cost and are eliminated in the Consolidated Statements of Operations. The Company does not allocate investment income, interest expense, and interest income to its segments when measuring performance. The Company also retains various other income and unallocated expenses at corporate. Equity in earnings of affiliates is included in segment operating profit; however, earnings attributable to the Company's noncontrolling interests are excluded. These items are included below as net interest and investment expense (income), general corporate expense, and noncontrolling interest when reconciling to earnings before income taxes.

Sales and operating profits for each of the Company's reportable segments and reconciliation to earnings before income taxes are set forth below. The Company is an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, the

Company does not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(in thousands)	2012	2011	2010
Sales to Unaffiliated Customers			
Grocery Products	**$1,170,871**	$1,064,558	$1,040,455
Refrigerated Foods	**4,222,752**	4,189,224	3,818,788
Jennie-O Turkey Store	**1,549,227**	1,467,222	1,310,412
Specialty Foods	**924,472**	835,584	782,958
All Other	**363,348**	338,501	268,106
Total	**$8,230,670**	$7,895,089	$7,220,719
Intersegment Sales			
Grocery Products	**$ –**	$ –	$ –
Refrigerated Foods	**12,144**	14,101	9,152
Jennie-O Turkey Store	**125,575**	124,868	111,262
Specialty Foods	**133**	127	118
All Other	**–**	–	–
Total	**137,852**	139,096	120,532
Intersegment elimination	**(137,852)**	(139,096)	(120,532)
Total	**$ –**	$ –	$ –
Net Sales			
Grocery Products	**$1,170,871**	$1,064,558	$1,040,455
Refrigerated Foods	**4,234,896**	4,203,325	3,827,940
Jennie-O Turkey Store	**1,674,802**	1,592,090	1,421,674
Specialty Foods	**924,605**	835,711	783,076
All Other	**363,348**	338,501	268,106
Intersegment elimination	**(137,852)**	(139,096)	(120,532)
Total	**$8,230,670**	$7,895,089	$7,220,719
Segment Operating Profit			
Grocery Products	**$ 181,251**	$ 162,556	$ 155,922
Refrigerated Foods	**228,665**	292,624	276,315
Jennie-O Turkey Store	**238,298**	204,940	143,644
Specialty Foods	**83,089**	76,905	80,727
All Other	**49,889**	36,250	26,126
Total segment operating profit	**$ 781,192**	$ 773,275	$ 682,734
Net interest and investment expense (income)	**6,339**	23,448	22,024
General corporate expense	**21,429**	35,992	40,348
Noncontrolling interest	**4,911**	5,001	4,189
Earnings before income taxes	**$ 758,335**	$ 718,836	$ 624,551

(in thousands)	2012	2011	2010
Assets			
Grocery Products	**$ 683,601**	$ 670,398	$ 591,082
Refrigerated Foods	**1,171,161**	1,177,588	1,173,540
Jennie-O Turkey Store	**857,682**	805,459	760,566
Specialty Foods	**506,237**	475,289	432,820
All Other	**224,847**	196,957	178,642
Corporate	**1,120,438**	918,700	917,268
Total	**$4,563,966**	$4,244,391	$4,053,918
Additions to Property, Plant and Equipment			
Grocery Products	**$ 17,966**	$ 10,910	$ 27,018
Refrigerated Foods	**67,003**	45,244	38,417
Jennie-O Turkey Store	**33,594**	29,507	15,986
Specialty Foods	**3,779**	3,470	1,807
All Other	**2,794**	1,145	788
Corporate	**7,167**	6,635	5,807
Total	**$ 132,303**	$ 96,911	$ 89,823
Depreciation and Amortization			
Grocery Products	**$ 15,870**	$ 15,597	$ 15,084
Refrigerated Foods	**60,229**	65,689	64,051
Jennie-O Turkey Store	**26,144**	25,379	26,898
Specialty Foods	**9,871**	9,817	11,831
All Other	**1,437**	1,387	1,305
Corporate	**5,943**	6,296	6,422
Total	**$ 119,494**	$ 124,165	$ 125,591

The Company's products primarily consist of meat and other food products. Perishable meat includes fresh meats, refrigerated meal solutions, sausages, hams, wieners, and bacon (excluding JOTS products). The Poultry category is composed primarily of JOTS products. Shelf-stable includes canned products, tortillas, salsas, and other items that do not require refrigeration. The Other category primarily consists of nutritional food products and supplements, sugar and sugar substitutes, dessert and drink mixes, and industrial gelatin products. The percentages of total revenues contributed by classes of similar products for the last three fiscal years are as follows:

	Fiscal Year Ended		
	October 28, 2012	October 30, 2011	October 31, 2010
Perishable meat	**53.5%**	55.1%	54.3%
Poultry	**19.3**	19.1	18.7
Shelf-stable	**17.6**	16.8	17.5
Other	**9.6**	9.0	9.5
	100.0%	100.0%	100.0%

Revenues from external customers are classified as domestic or foreign based on the final customer destination where title passes. No individual foreign country is material to the consolidated results. Additionally, the Company's long-lived assets located in foreign countries are not significant. Total revenues attributed to the U.S. and all foreign countries in total for the last three fiscal years are as follows:

	Fiscal Year Ended		
(in thousands)	**October 28, 2012**	October 30, 2011	October 31, 2010
United States	**$7,739,826**	$7,431,798	$6,874,150
Foreign	**490,844**	463,291	346,569
	$8,230,670	$7,895,089	$7,220,719

In fiscal 2012, sales to Wal-Mart Stores, Inc. (Wal-Mart) represented $1.19 billion or 13.2 percent of the Company's consolidated revenues (measured as gross sales less returns and allowances). Wal-Mart is a customer for all five segments of the Company.

NOTE P

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following tabulations reflect the unaudited quarterly results of operations for the years ended October 28, 2012, and October 30, 2011.

(in thousands, except per share data)	Net Sales	Gross Profit	Net Earnings	Net Earnings Attributable to Hormel Foods Corporation[1]	Basic Earnings Per Share	Diluted Earnings Per Share
2012						
First quarter	**$2,039,439**	**$337,409**	**$129,333**	**$128,395**	**$0.49**	**$0.48**
Second quarter	**2,012,859**	**335,607**	**128,935**	**127,887**	**0.49**	**0.48**
Third quarter	**2,008,188**	**307,056**	**112,407**	**111,167**	**0.42**	**0.41**
Fourth quarter	**2,170,184**	**351,779**	**134,286**	**132,601**	**0.50**	**0.49**
2011						
First quarter	$1,921,558	$374,005	$150,035	$148,826	$0.56	$0.55
Second quarter	1,959,041	326,227	110,702	109,579	0.41	0.40
Third quarter	1,910,592	297,855	99,964	98,481	0.37	0.36
Fourth quarter	2,103,898	336,026	118,495	117,309	0.44	0.43

[1] Excludes net earnings attributable to the Company's noncontrolling interests.

SHAREHOLDER INFORMATION

INDEPENDENT AUDITORS

Ernst & Young LLP
220 South Sixth Street, Ste. 1400
Minneapolis, MN 55402-4509

STOCK LISTING

HRL LISTED NYSE. Hormel Foods Corporation's common stock is traded on the New York Stock Exchange under the symbol HRL. The CUSIP number is 440452100.

There are approximately 11,400 record shareholders and 36,500 shareholders whose shares are held in street name by brokerage firms and financial institutions.

COMMON STOCK DATA

The high and low prices of the company's common stock and the dividends per share declared for each fiscal quarter of 2012 and 2011, are shown below:

2012	High	Low	Dividend
First Quarter	**$30.330**	**$28.170**	**$0.1500**
Second Quarter	**29.650**	**27.980**	**0.1500**
Third Quarter	**30.700**	**27.700**	**0.1500**
Fourth Quarter	**29.850**	**27.280**	**0.1500**
2011	High	Low	Dividend
First Quarter	$26.135	$22.515	$0.1275
Second Quarter	29.480	24.525	0.1275
Third Quarter	30.500	27.600	0.1275
Fourth Quarter	30.060	25.880	0.1275

TRANSFER AGENT AND REGISTRAR

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
www.shareowneronline.com

For the convenience of shareholders, a toll free number (1-877-536-3559) can be used whenever questions arise regarding changes in registered ownership, lost or stolen certificates, address changes, or other matters pertaining to the transfer of stock or shareholder records. When requesting information, shareholders must provide their Wells Fargo account number or tax identification number, the name(s) in which their stock is registered, and their record address.

The company participates in the Direct Registration Profile Modification System (DRPMS). Transfers or issuances of shares are now issued in book-entry form, unless you specifically request a stock certificate. A statement will be delivered to you reflecting any transactions processed in your account.

The transfer agent makes shareholder account data available to shareholders of record via the Internet. This service allows shareholders to view various account details, such as certificate information, dividend payment history, and/or dividend reinvestment plan records, over a secure Internet connection with the required entry of an account number and authentication ID. Information is available 24 hours per day, seven days a week. If you are interested, you may use the web site www.shareowneronline.com and access "Sign Up Now!" to arrange for setup.

DIVIDEND REINVESTMENT PLAN

Hormel Foods Corporation's Dividend Reinvestment Plan, available to record shareholders, allows for full dividend reinvestment and voluntary cash purchases with brokerage commissions or other service fees paid by the Company. Automatic debit for cash contribution is also available. This is a convenient method to have money automatically withdrawn each month from a checking or savings account and invested in your Dividend Reinvestment Plan account. To enroll in the plan or obtain additional information, contact Wells Fargo Shareowner Services, using the address or telephone number provided with its listing in this section as Company transfer agent and registrar. Enrollment in the plan is also available by visiting www.shareowneronline.com on the Internet.

An optional direct dividend deposit service offers shareholders a convenient method of having quarterly dividend payments electronically deposited into their personal checking or savings account. The dividend payment is made in the account each payment date, providing shareholders with immediate use of their money. For information about the service and how to participate, contact Wells Fargo Shareowner Services, transfer agent. Activation of this feature is also available by visiting www.shareowneronline.com on the Internet.

DIVIDENDS

The declaration of dividends and all dates related to the declaration of dividends are subject to the judgment and discretion of the Board of Directors of Hormel Foods Corporation. Quarterly dividends are typically paid on the 15th of February, May, August, and November. Postal delays may cause receipt dates to vary.

REPORTS AND PUBLICATIONS

Copies of the company's Form 10-K (annual report) and Form 10-Q (quarterly report) to the Securities and Exchange Commission (SEC), proxy statement, all news releases, and other corporate literature are available free upon request by calling (507) 437-5345 or by accessing the information on the Internet at www.hormelfoods.com. Notice and access to the Company's Annual Report is mailed approximately one month before the Annual Meeting. The Annual Report can be viewed at the Web site named above or a hard copy will be available free upon request via email, mail or by calling (507) 437-5571.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, January 29, 2013, in the Richard L. Knowlton Auditorium at Austin (Minn.) High School. The meeting will convene at 8:00 p.m. (CT).

QUESTIONS ABOUT HORMEL FOODS

Shareholder Inquiries
(507) 437-5944

Analyst/Investor Inquiries
(507) 437-5248

Media Inquiries
(507) 437-5345

CONSUMER RESPONSE

Inquiries regarding products of Hormel Foods Corporation should be addressed:

Consumer Response
Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680
or call 1-800-523-4635

TRADEMARKS

References in italic within this report represent valuable trademarks owned or licensed by Hormel Foods, LLC or subsidiaries of Hormel Foods Corporation.

"Country Crock" is a registered trademark of the Unilever Group and is used under license. All rights reserved. ©Unilever Group. All rights reserved.

STOCK PERFORMANCE CHART

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*



Hormel Foods Corporation
S&P 500
S&P Packaged Foods & Meats
$200
150
100
50
0
10/26/07
10/24/08
10/23/09
10/29/10
10/28/11
10/26/12
$176.65
$150.49
$102.74

*$100 invested on 10/26/07 in stock or index – including reinvestment of dividends.

CORPORATE OFFICERS

Jeffrey M. Ettinger*
Chairman of the Board,
President and Chief Executive Officer

Jody H. Feragen*
Executive Vice President
and Chief Financial Officer

Steven G. Binder
Executive Vice President and
President, Hormel Business Units

Ronald W. Fielding
Executive Vice President,
Corporate Strategy,
Planning and Development
(retires effective 12/31/2012)

Richard A. Bross
Group Vice President;
President, Hormel Foods International
Corporation
(retires effective 12/31/2012)

Thomas R. Day
Group Vice President,
Foodservice

Donald H. Kremin
Group Vice President,
Specialty Foods

Glenn R. Leitch
Group Vice President;
President, Jennie-O Turkey Store, Inc.

James P. Snee
Group Vice President;
President, Hormel Foods International
Corporation
(effective 10/29/2012)

James M. Splinter
Group Vice President,
Grocery Products

Larry L. Vorpahl
Group Vice President;
President, Consumer Products Sales

William F. Snyder
Senior Vice President,
Supply Chain

D. Scott Aakre
Vice President,
Corporate Innovation
and New Product Development

Jeffrey R. Baker
Vice President,
Foodservice Marketing
(effective 10/29/2012)

Deanna T. Brady
Vice President,
Foodservice Sales

Mark A. Coffey
Vice President,
Affiliated Business Units
Refrigerated Foods

Patrick J. Connor
Vice President;
Senior Vice President, Sales,
Consumer Products Sales

Julie H. Craven
Vice President,
Corporate Communications

Michael L. Devine
Vice President,
Grocery Products Operations

Bryan D. Farnsworth
Vice President,
Quality Management

Roland G. Gentzler
Vice President, Finance
and Treasurer

Dennis B. Goettsch
Vice President,
Foodservice Marketing
(retires effective 12/31/2012)

Fred D. Halvin
Vice President,
Corporate Development
(effective 10/29/2012)

Brian D. Johnson
Vice President and
Corporate Secretary

David P. Juhlke
Vice President,
Human Resources

Lori J. Marco
Vice President, External Affairs
and General Counsel

Luis G. Marconi
Vice President,
Grocery Products Marketing

Phillip L. Minerich, Ph.D.
Vice President,
Research and Development

Kurt F. Mueller
Vice President;
Senior Vice President, Sales,
Consumer Products Sales

Jeff A. Nuytten
Vice President,
Refrigerated Foods Operations

Douglas R. Reetz
Vice President;
Senior Vice President, Sales,
Consumer Products Sales
(retires effective 12/31/2012)

James R. Schroeder
Vice President,
Engineering

Patrick J. Schwab
Vice President;
Senior Vice President, Sales,
Consumer Products Sales
(effective 10/29/2012)

James N. Sheehan
Vice President and
Controller

Joe C. Swedberg
Vice President,
Legislative Affairs

Steven J. Venenga
Vice President,
Meat Products Marketing

James T. Anderson
Assistant Controller

*Director

BOARD OF DIRECTORS

Jeffrey M. Ettinger
Chairman of the Board,
President and
Chief Executive Officer
Director since May 2004



Terrell K. Crews
Retired Executive Vice
President and Chief
Financial Officer,
Monsanto Company
Director since
October 2007



Jody H. Feragen
Executive Vice President
and Chief Financial
Officer
Director since
October 2007



Glenn S. Forbes, M.D.
Retired Executive Board Chair and
Emeritus Physician,
Mayo Clinic
Director since
September 2011



Stephen M. Lacy
Chairman of the Board,
President and
Chief Executive Officer,
Meredith Corporation
Director since
September 2011



Susan I. Marvin
President,
Marvin Windows
and Doors
Director since
July 2002



John L. Morrison*
Managing Director,
Goldner Hawn Johnson
& Morrison Inc.
Director since
November 2003



Elsa A. Murano, Ph.D.
Professor and
President Emerita,
Texas A&M
University
Director since
September 2006



Robert C. Nakasone
Chief Executive Officer,
NAK Enterprises
Director since
September 2006



Susan K. Nestegard
Former President,
Global Healthcare
Sector,
Ecolab Inc.
Director since
October 2009



Dakota A. Pippins
President and
Chief Executive Officer,
Pippins Strategies, LLC
Director since
January 2001



Christopher J. Policinski
President and
Chief Executive Officer,
Land O'Lakes, Inc.
Director since
September 2012



*Lead Director


SPAM
SPAM
HORMEL
SPAM
SPAM
SPAM

CELEBRATING 75 YEARS

Hormel Foods celebrated the 75th anniversary of the iconic *SPAM®* family of products in 2012. No single food product in history is better known for its heroics during wartime, its dependability during peacetime, and its popularity during mealtime than *SPAM®* classic. After more than seven decades in the marketplace, the *SPAM®* family of products are still the tasty, high-quality kitchen staples that the world has come to know and love.

The *SPAM®* family of products, conveniently packaged in the famous blue and yellow pull-top cans, offer a distinct savory and salty-sweet taste that has been enjoyed by millions for generations. At 75 years, this pop culture icon has stood the test of time and has continued to grow, both in the U.S. and abroad.


Glorious
SPAM
SPAM

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912-3680

Printed on recycled paper. Please recycle.
Cover and pages 1-12 contain 10% total recovered fiber/all post-consumer waste. FSC Certified Fiber. Pages 13-60 contain 30% total recovered fiber/all post-consumer waste. FSC Certified Fiber

MIX
From responsible sources
FSC® C022483

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on January 29, 2013.

HORMEL FOODS CORPORATION

HORMEL FOODS CORPORATION
ATTN: BRIAN D. JOHNSON
1 HORMEL PLACE
AUSTIN, MN 55912-3680

M50914-P30897

Meeting Information

Meeting Type: Annual Meeting
For holders as of: November 30, 2012
Date: January 29, 2013 **Time:** 8:00 p.m. CST
Location: Richard L. Knowlton Auditorium
Austin High School
300 NW 4th Street
Austin, MN 55912

For directions to attend the Annual Meeting, please call 1-507-437-5944.

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before January 15, 2013 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions. Please vote by 1:00 p.m . Eastern Time, on either (i) Thursday, January 24, 2013 for shares in employee plans or (ii) Monday, January 28, 2013 for shares held in record accounts.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M50915-P30897

Voting Items

The Board of Directors Recommends a Vote FOR Each Director Nominee Under Item 1.

1. Elect a board of 12 directors:

Nominees:

01) Terrell K. Crews
02) Jeffrey M. Ettinger
03) Jody H. Feragen
04) Glenn S. Forbes, M.D.
05) Stephen M. Lacy
06) Susan I. Marvin
07) John L. Morrison
08) Elsa A. Murano, Ph.D.
09) Robert C. Nakasone
10) Susan K. Nestegard
11) Dakota A. Pippins
12) Christopher J. Policinski

The Board of Directors recommends you vote FOR Items 2, 3 and 4.

2. Ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm for fiscal year ending October 27, 2013.

3. Approve the Hormel Foods Corporation Operators' Share Incentive Compensation Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

4. Advisory vote to approve Named Executive Officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Company's 2013 annual meeting proxy statement.

Note: In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

***** Please use this notice card as your ADMISSION TICKET .*****

M50916-P30897

M50918-P30897

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions. Please vote by 1:00 p.m. Eastern Time, on either (i) Thursday, January 24, 2013 for shares in employee plans or (ii) Monday, January 28, 2013 for shares held in record accounts.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

HORMEL FOODS CORPORATION

AUSTIN, MINNESOTA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The Annual Meeting of Stockholders of Hormel Foods Corporation, a Delaware corporation, will be held in the Richard L. Knowlton Auditorium of the Austin High School, 300 NW 4th Street, Austin, Minnesota, on Tuesday, January 29, 2013, at 8:00 p.m. Central Standard Time. The items of business are:

1. Elect a board of 12 directors for the ensuing year;
2. Ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending October 27, 2013;
3. Approve the Hormel Foods Corporation Operators' Share Incentive Compensation Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code;
4. Advisory vote to approve Named Executive Officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Company's 2013 annual meeting proxy statement; and
5. Such other matters as may properly come before the meeting.

The Board of Directors has fixed November 30, 2012, at the close of business, as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors

Brian D. Johnson

BRIAN D. JOHNSON
Vice President and
Corporate Secretary

December 19, 2012

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 29, 2013

The Proxy Statement and Annual Report to Stockholders are available at www.proxyvote.com

TABLE OF CONTENTS

Page

PROXY STATEMENT

HORMEL FOODS CORPORATION
(CUSIP No. 440452100)
1 HORMEL PLACE
AUSTIN, MINNESOTA 55912

The enclosed proxy is solicited by the Board of Directors of Hormel Foods Corporation **("Company")** for use at the Annual Meeting of Stockholders to be held on January 29, 2013. This proxy statement and form of proxy, or a notice of internet availability of proxy materials, are first being mailed to stockholders on or about December 19, 2012.

GENERAL INFORMATION

Voting Securities - Only stockholders of record at the close of business as of November 30, 2012 are entitled to vote at the meeting. The Company had 263,612,318 shares of common stock outstanding as of November 30, 2012. Each share of stock is entitled to one vote. There is no cumulative voting. The Company has no other class of shares outstanding.

Voting Your Proxy - Whether or not you plan to attend the meeting, we encourage you to grant a proxy to vote your shares. Follow the instructions on your proxy card or electronic delivery notice to cast your vote via the Internet or telephone. If you received a proxy card, you may vote your shares by completing the card with your vote, signature and date, and returning it by mail in the envelope provided.

If you submit a proxy without giving specific voting instructions, your shares will be voted in accordance with the Board of Directors' recommendations as follows:

"FOR":

- Election to the Board of the 12 director nominees named in this proxy statement;
- Ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending October 27, 2013;
- Approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan to enable certain compensation paid under the Plan to continue to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code; and
- Approval of the non-binding resolution to approve the Named Executive Officer compensation, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Company's 2013 annual meeting proxy statement.

The persons appointed as proxies will vote in their discretion on other matters as may properly come before the meeting.

Revoking Your Proxy and Changing Your Vote - You may revoke your proxy or change your vote at any time before it is exercised by submitting a later-dated proxy, voting in person at the meeting or sending a written notice of revocation to the Corporate Secretary.

Expenses - The expenses of soliciting proxies will be paid by the Company. Proxies may be solicited at Company expense personally, or by mail, telephone or electronic communication, by directors, officers and other employees. Such persons will not receive additional compensation. The Company will reimburse banks, brokerage firms and other nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to beneficial owners. Your cooperation in promptly granting a proxy to vote your shares will help to avoid additional expense.

Quorum - A majority of the outstanding shares will constitute a quorum at the meeting.

Impact of Abstentions and Broker Non-Votes - If a stockholder holds shares in "street name" and does not provide voting instructions to the holder of the account regarding non-discretionary matters, such shares are considered "broker nonvotes." "Street name" means the shares are held in a stock brokerage account or by a bank, trust or other institution. Broker nonvotes and abstentions are counted for purposes of determining the presence of a quorum for the transaction of business. Shares represented by abstentions are counted as shares represented at the meeting and therefore will have no effect on the election of directors (Item #1) or the advisory vote on executive compensation (Item #4), but will have the effect of a vote against the ratification of Ernst & Young LLP as independent registered public accounting firm (Item #2) and approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan (Item #3). Shares represented by broker nonvotes are not considered entitled to vote and thus are not counted for purposes of determining whether a proposal has been approved. Under current New York Stock Exchange **("NYSE")** rules, uninstructed brokers would have discretionary voting power for ratification of Ernst & Young LLP as independent registered public accounting firm (Item #2). Uninstructed brokers would not have discretionary voting power for the election of directors (Item #1), approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan (Item #3), and the advisory vote on executive compensation (Item #4).

MEETING ADMISSION

The following persons will be admitted to the Annual Meeting of Stockholders to be held on January 29, 2013:

- Stockholders of record at the close of business on November 30, 2012, and their immediate family members;
- Individuals holding written proxies executed by stockholders of record at the close of business on November 30, 2012;
- Stockholders who provide a letter or account statement from their broker, bank or other nominee showing that they owned stock held in the name of the broker, bank or other nominee at the close of business on November 30, 2012, and their immediate family members;
- Stockholders by virtue of stock held in the Company's Employee Stock Purchase Plan;
- Other individuals with the approval of the Corporate Secretary; and
- One authorized representative of stockholders that are corporations or other entities. Additional authorized representatives may be admitted with the approval of the Corporate Secretary.

If you are not able to attend, we will have video of the meeting available on the Internet after January 30, 2013. To view this video, follow these instructions:

1. Log on to the Hormel Foods Web site homepage at www.hormelfoods.com through your Internet connection;
2. Place your mouse cursor over the word "Newsroom," and click on it; and
3. Place your mouse cursor over the "2013 Annual Meeting" video graphic, and click on the arrow icon to view the video.

CONDUCT OF MEETING

The Chairman will preside over the Annual Meeting of Stockholders pursuant to the Bylaws and by action of the Board of Directors. The Chairman has broad authority to ensure the orderly conduct of the meeting. This includes discretion to recognize stockholders or proxies who wish to speak and to determine the extent of discussion on each item of business. Rules governing the conduct of the meeting will be distributed at the meeting along with the agenda. The Chairman may also rely on applicable law regarding disorderly conduct to ensure that the meeting is conducted in a manner that is fair to all stockholders.

ITEM 1 – ELECTION OF DIRECTORS

Identifying and Evaluating Nominees for Director - The Governance Committee is responsible for establishing procedures to identify and review the qualifications of all nominees for Board membership. The Committee considers recommendations of director candidates made by directors, senior management, and the Company's stockholders. The Committee applies the same criteria for consideration of stockholder nominees as it does to nominees proposed by other sources. The Committee may engage an independent search firm to assist the Committee in identifying and evaluating potential director nominees to fill vacancies on the Board. In fiscal 2012, the independent search firm SpencerStuart assisted the Committee in identifying and evaluating potential director nominees.

Stockholders wishing to make a recommendation may do so by contacting the Governance Committee, c/o Brian D. Johnson, Vice President and Corporate Secretary, at 1 Hormel Place, Austin, Minnesota 55912. Stockholders should send:

1. Name of the candidate and the candidate's business and residence addresses;
2. A resume or biographical sketch of the candidate, which includes the candidate's principal occupation or employment;
3. A document(s) evidencing the number of shares of Company stock currently held by the candidate and the candidate's willingness to serve as a director if elected; and
4. A signed statement as to the submitting stockholder's current status as a stockholder, which includes the stockholder's address and the number of shares of Company stock currently held.

The Committee's procedures include making a preliminary assessment of each proposed nominee. Such assessment is based upon the resume and biographical information, an indication of the individual's willingness to serve, and business experience and leadership skills. This information is evaluated against the criteria set forth below and the Company's specific needs at that time. Based upon a preliminary assessment of the candidates, those who appear best suited to meet the Company's needs may be invited to participate in interviews, which are used to further evaluate candidates. On the basis of information learned during this process, the Committee determines which nominees to recommend to the Board.

The director nominee who joined the Board in September 2012, Christopher J. Policinski, was recommended to the Committee by multiple sources and evaluated along with other potential director nominees. Mr. Policinski was known to the Chief Executive Officer of the Company through their participation in the Grocery Manufacturers of America and was recommended to the Committee by the SpencerStuart firm.

Director Qualifications –The Governance Committee determines the selection criteria of director nominees based upon the Company's needs at the time nominees are considered. In evaluating director candidates, the Committee will consider a candidate's:

- Intellect;
- Integrity;
- Broad-based experience at the policy-making level in business, government, education or the public interest;
- Analytical ability;
- Ability to qualify as an independent director;
- Ability and willingness to devote time and energy to effectively carry out all Board responsibilities; and
- Unique qualifications, skills and experience.

The Committee reviews past performance on the Board for directors seeking reelection. The Board's annual self-evaluation process assists the Committee in this review.

The Committee considers the diversity of director candidates and seeks to enhance the overall diversity of the Board. Each candidate's diversity in terms of race, gender, national origin and other personal characteristics is considered. The Committee also assesses each candidate's contribution to the diversity of the Board in a broader sense, including age, education, experience, skills and other qualifications. While the Committee carefully considers diversity when evaluating director candidates, it has not adopted a formal diversity policy.

The Committee recommends director nominees to the Board to submit for election at the next Annual Meeting of Stockholders. The Board selects director nominees based on its assessment and consideration of various factors. These factors include the current Board profile, the long-term interests of stockholders, the needs of the Company, and the goal of creating an appropriate balance of knowledge, experience and diversity on the Board.

Our Nominees for Director – Each of our director nominees is well qualified under the criteria described above. As employees of the Company, Mr. Ettinger and Ms. Feragen do not qualify as independent directors. Each director nominee brings a variety of qualifications, skills, attributes and experience to the Board of Directors.

A common trait among our director nominees is executive leadership experience with a large company or organization. Such experience brings a variety of benefits, including an understanding of business management, various business functions and strategic planning. Other advantages of an executive leadership background include experience with policy making, risk management and corporate governance matters.

Another common characteristic of our director nominees is each has prior service on our Board, although that service is limited for Mr. Policinski, the director nominee who joined the Board in September 2012. Each director nominee has a demonstrated record of regular attendance, advance preparation and active participation in Board and Board committee meetings. Through prior service on the Board committees, our director nominees have demonstrated and further developed expertise relating to the duties assigned to the Board committees.

The biographical information below identifies and highlights additional qualifications, skills, attributes and experience each director nominee brings to the Board.

The Board of Directors recommends a vote FOR each of the 12 director nominees listed below. The persons named as proxies will vote FOR the election of these 12 nominees to hold office as directors until the next Annual Meeting of Stockholders and until their successors are elected and qualify, unless stockholders specify otherwise. If any of such nominees become unavailable for any reason, it is intended that the proxies will vote for the election of such substitute persons as may be designated by the Board of Directors. Directors are elected by a plurality of the votes cast. The 12 candidates receiving the highest number of votes will be elected.

DIRECTOR NOMINEES



TERRELL K. CREWS, age 57, director since 2007.
Mr. Crews retired from Monsanto Company, an agricultural company, in November 2009. He served as Executive Vice President, Chief Financial Officer and Vegetable Business CEO for Monsanto Company, from 2007 to 2009, and Executive Vice President and Chief Financial Officer from 2000 to 2007. Mr. Crews is a member of the Board of Directors of Archer-Daniels-Midland Company, Decatur, Illinois, and Rock Tenn Corporation, Norcross, Georgia, and the Board of Trustees of Freed-Hardeman University, Henderson, Tennessee. Mr. Crews brings extensive expertise in finance and related functions to the Board, as well as significant knowledge of corporate development, agri-business and international operations.



JEFFREY M. ETTINGER, age 54, director since 2004.
Mr. Ettinger is Chairman of the Board, President and Chief Executive Officer of the Company, serving in that capacity since November 2006. He was President and Chief Executive Officer from January to November 2006, and President and Chief Operating Officer from 2004 to 2006. Mr. Ettinger is a member of the Board of Directors of The Toro Company, Bloomington, Minnesota, Grocery Manufacturers of America, Washington, D.C., American Meat Institute, Washington, D.C., Minnesota Business Partnership, Minneapolis, Minnesota, Mayo Clinic Health System in Austin Foundation, Austin, Minnesota, and The Hormel Foundation, Austin, Minnesota. In addition to his exemplary executive leadership of the Company, Mr. Ettinger brings practical finance, marketing and legal expertise to the Board, as well as a deep knowledge of the Company and food industry developed during his 22-year tenure with the Company.



JODY H. FERAGEN, age 56, director since 2007.
Ms. Feragen is Executive Vice President and Chief Financial Officer of the Company. She was elected to that position in November 2010, and was Senior Vice President and Chief Financial Officer from 2007 to 2010, and Vice President of Finance and Treasurer from 2005 to 2007. Ms. Feragen is a member of the Board of Directors of Patterson Companies, Inc., St. Paul, Minnesota, and the University of North Dakota Foundation, Grand Forks, North Dakota. Ms. Feragen brings to the Board in-depth expertise in finance and related functions developed during her over 26-year finance career, as well as knowledge of the Company and food industry.



GLENN S. FORBES, M.D., age 65, director since 2011.
Dr. Forbes is retired Executive Board Chair and Emeritus Physician, Mayo Clinic, having retired January 31, 2012. At that time, Dr. Forbes was Medical Director for Diversified Business Activities for Medical Imaging Services at Mayo Clinic, a position he held since 2010, Professor of Radiology, Mayo Clinic College of Medicine, a position he held since 1990, and Consultant in the Department of Diagnostic Radiology at Mayo Clinic, a position he held since 1977. He was Medical Director for State Government Affairs and Public Relations at Mayo Clinic from 2009 to 2010, and Chief Executive Officer, Mayo Clinic-Rochester from 2006 to 2009. Dr. Forbes was a member of the Board of Trustees, Mayo Clinic from 2006 to 2009, and the Board of Governors, Mayo Clinic from 2003 to 2009, and Chair of the Executive Board, Mayo Clinic-Rochester from 2006 to 2009. He is Chair of the Board of Directors of the American Board of Radiology Foundation. Dr. Forbes brings executive leadership experience with a large Minnesota-based health care institution and extensive public policy and corporate governance expertise to the Board.



STEPHEN M. LACY, age 58, director since 2011.
Mr. Lacy is Chairman of the Board, President and Chief Executive Officer of Meredith Corporation, a media and marketing company, a position he has held since 2010. He served Meredith Corporation as President and Chief Executive Officer starting in 2006, President and Chief Operating Officer starting in 2004, President, Publishing Group, and President, Interactive and Integrated Marketing Group, starting in 2000, and Chief Financial Officer starting in 1998. Mr. Lacy was President, from 1995 to 1997, and Chief Financial Officer, from 1992 to 1995, of Johnson & Higgins, an insurance brokerage firm, and General Manager, from 1990 to 1992, and Chief Financial Officer, from 1988 to 1990, of Commtron Corporation, a distributor of video cassettes and consumer electronics equipment. He is a member of the Board of Directors of Meredith Corporation, Des Moines, Iowa. Mr. Lacy brings extensive expertise in finance and consumer product marketing to the Board, as well as ongoing experience as the active Chief Executive Officer of a publicly held company whose stock is traded on the NYSE.



SUSAN I. MARVIN, age 57, director since 2002.
Ms. Marvin is President, Marvin Windows and Doors, a position she has held since 1995. She is a member of the Board of Directors of The Marvin Companies, Warroad, Minnesota, and the Board of Trustees of the University of Minnesota Foundation, Minneapolis, Minnesota. Ms. Marvin brings to the Board in-depth expertise on leadership and operations of a large Minnesota-based company and consumer product marketing.



JOHN L. MORRISON, age 67, director since 2003.
Mr. Morrison has served as Managing Director, Goldner Hawn Johnson & Morrison Incorporated, a private equity investment firm, since 1989 and Chairman, Callanish Capital Partners, a private hedge fund, since 2001. He was Executive Vice President of Pillsbury and Chairman of the U.S. Consumer Foods Group from 1987 to 1989, and President of Pillsbury's International Group from 1981 to 1987. Mr. Morrison was a member of the President's Foreign Intelligence Advisory Board, Washington, D.C., from 2006 to 2009. He is a member of the Board of Directors of Andersen Corporation, St. Paul, Minnesota. Mr. Morrison brings extensive expertise in finance, corporate development, and international business, as well as deep food industry knowledge, to the Board.



ELSA A. MURANO, Ph.D., age 53, director since 2006.
Dr. Murano is Professor of Nutrition & Food Science and President Emerita of Texas A&M University. She has held that position since June 2009, and was President of Texas A&M University from December 2007 to June 2009, and Texas A&M University Vice Chancellor and Dean of Agriculture, Director of the Texas Agricultural Experiment Station, from 2005 to 2007. Dr. Murano was Undersecretary for Food Safety, U.S. Department of Agriculture from 2001 to 2004. She has served as Interim Director of the Norman Borlaug Institute for International Agriculture since June 2012. Dr. Murano brings preeminent food safety expertise and significant experience in agri-business and regulatory affairs to the Board.



ROBERT C. NAKASONE, age 64, director since 2006.
Mr. Nakasone is Chief Executive Officer of NAK Enterprises, a family-owned investment and consulting business he has led since 2000. Mr. Nakasone was Chief Executive Officer, Toys "R" Us, Inc. from 1998 to 1999, President and Chief Operating Officer from 1994 to 1997, Vice Chairman from 1989 to 1993, and President U.S. Toy Stores from 1985 to 1988. Prior to 1985, he served in multiple senior executive capacities with the Jewel Companies, Inc., including Group Vice President and General Manager of the Jewel Food Stores Midwest Region. Mr. Nakasone is a member of the Board of Directors of Staples, Inc., Framingham, Massachusetts, and served on the Board of Directors of eFunds Corporation from 2003 until the sale of the company to Fidelity National Information Services, Inc. in 2007. He is also a member of the Board of Trustees of Claremont McKenna College, Claremont, California, Cottage Health System, Santa Barbara, California, and the "V" Foundation For Cancer Research, Cary, North Carolina. Mr. Nakasone brings extensive expertise in retail food product marketing and international business development to the Board, as well as experience as the Chief Executive Officer of a large publicly held company.



SUSAN K. NESTEGARD, age 52, director since 2009.
Ms. Nestegard is former President, Global Healthcare Sector, of Ecolab Inc., a provider of cleaning and sanitizing products and services. She held that position from 2010 to May 2012, and was Executive Vice President, Global Healthcare Sector, from 2008 to 2010, Senior Vice President, Research, Development and Engineering, and Chief Technical Officer, from 2003 to 2008. Ms. Nestegard also has over 20 years experience with 3M Company in product development, research and development, and business unit management. Ms. Nestegard brings significant expertise in food safety, research and development, foodservice, and international business to the Board.



DAKOTA A. PIPPINS, age 64, director since 2001.
Mr. Pippins has been President and Chief Executive Officer, Pippins Strategies, LLC, a marketing consulting company, since 2003. He served as Director of Urban Think Tank and Director of Planning for the Vigilante Division of Leo Burnett, USA, an advertising agency, from 1998 to 2003, Director of Management Institute at New York University from 1990 to 1995, and has been an Adjunct Associate Professor at New York University since 1990. Prior experience includes various management positions at Citicorp, a banking company, General Foods Corporation, a food company, and Burrell Communications Group, a marketing company. Mr. Pippins brings to the Board in-depth expertise on consumer product marketing and corporate sustainability, developed both through professional work experience and academia.



CHRISTOPHER J. POLICINSKI, age 54, director since 2012.
Mr. Policinski is President and Chief Executive Officer of Land O'Lakes, Inc., a member-owned cooperative which produces and markets dairy-based food products and agricultural supplies, a position he has held since 2005. He served Land O'Lakes, Inc. as Chief Operating Officer of the Dairy Foods business unit starting in 1999, and Vice President of Strategy and Business Development starting in 1997. Prior experience includes various management positions at Kraft General Foods Corporation, a food company, Bristol Myers Squibb, a biopharmaceutical and consumer goods company, and Pillsbury Company, a food company. Mr. Policinski is a member of the Board of Directors of Xcel Energy, Inc., Minneapolis, Minnesota, Grocery Manufacturers of America, Washington, D.C., National Milk Producers Federation, Arlington, Virginia, National Council of Farmer Cooperatives, Washington, D.C., U. S. Global Leadership Campaign, Washington, D.C., and the Greater Twin Cities United Way, Minneapolis, Minnesota, and the Board of Overseers of Carlson School of Management, Minneapolis, Minnesota. Mr. Policinski brings extensive expertise in agri-business, consumer product marketing and corporate development to the Board, as well as ongoing experience as the active Chief Executive Officer of a large Minnesota-based company operating globally in the food industry.

No family relationship exists between any of the director nominees or executive officers of the Company.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines which include the following:

- At all times a substantial majority of the Board will be independent, as that term is defined in relevant law and the NYSE listing standards;
- Directors who (1) retire from or change their principal employment, (2) reach retirement age of 72, (3) resign or are removed from, or fail to be re-elected to, the board of directors of any other public company, or (4) take action that creates a conflict of interest with the Company, must submit a letter of resignation from the Board. The Board may accept or reject a letter of resignation. It is the Board's general policy that directors will not stand for reelection after reaching age 72;
- The Board and Board committees will conduct annual self-evaluations;
- Directors participate in an annual strategic planning retreat, which provides directors a detailed overview of the Company's strategic business plans and an opportunity to access senior management of the Company;
- All non-management directors will meet in executive session at least quarterly (the Board's practice is to meet in executive session after each regularly scheduled meeting);
- The Compensation Committee will evaluate the Chief Executive Officer's performance annually. This evaluation is based in part on a self-evaluation by the Chief Executive Officer **("CEO")** which is reviewed by all the nonemployee directors. The annual evaluation will take into account the CEO's performance measured against established goals. After the process has been completed, the Compensation Committee will set the CEO's compensation and obtain the Board's ratification of such compensation;
- Directors will have full access to officers and employees of the Company; and
- The Board and each committee have the power to hire independent legal, financial or other advisers, without consulting or obtaining the approval of any officer of the Company.

The Company's Corporate Governance Guidelines may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance."

Board Leadership Structure

The Board takes a flexible approach to the issue of whether the offices of Chairman and CEO should be separate or combined. This approach allows the Board to regularly evaluate whether it is in the best interests of the Company for the CEO or another director to hold the position of Chairman.

Mr. Ettinger has served as both Chairman and CEO of the Company since November 2006. The Board continues to believe there are important advantages to Mr. Ettinger serving in both roles at this time. Mr. Ettinger is the director most familiar with our Company's business and industry and best situated to propose the Board's agendas and lead Board discussions on important matters. Mr. Ettinger provides a strong link between management and the Board, which promotes clear communication and enhances strategic planning and implementation of corporate strategies. Another advantage is the clarity of leadership provided by one person representing the Company to employees, stockholders and other stakeholders.

When the Chairman is not an independent director, the Board believes it may be useful and appropriate to designate a "Lead Director." The Governance Committee annually reviews use of the Lead Director position and duties of a Lead Director. The Lead Director position is held by an independent director elected by the Board of Directors. The Board's policy is that a director's term as Lead Director should generally be limited to three consecutive years.

John L. Morrison was elected the Lead Director effective at the end of the Board meeting held November 21, 2011. Mr. Morrison replaced John G. Turner, who served as the Lead Director from November 23, 2009 through the end of the Board meeting held November 21, 2011, when he retired from the Board. The duties of the Lead Director include the following:

- Serve as a liaison between the Chairman and the non-management directors;
- Serve as a liaison among the non-management directors;
- Provide input to the Chairman on the preparation of Board meeting agendas, including content, sequence, and time allocations;
- Have the authority to call meetings of the non-management directors, with advance notice of such meetings to be given to the Chairman;
- Preside at meetings of the Board in the absence of the Chairman;
- Preside at executive sessions of the non-management directors;
- In conjunction with the Governance Committee, take an active role in the Board's annual self-evaluation; and
- In conjunction with the Compensation Committee, take an active role in the annual evaluation of the CEO.

The independent directors who chair the Company's Audit, Compensation, Governance and Contingency Committees also provide leadership to the Board in their assigned areas of responsibility. The Board believes the substantial majority of independent directors on the Board, use of a Lead Director, independent Committee chairs and executive sessions of the non-management directors safeguard the independent governance of the Board.

Code of Ethical Business Conduct

The Company has adopted a Code of Ethical Business Conduct that covers its directors, officers and employees. This Code of Ethical Business Conduct may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance."

Stock Ownership Guidelines

The Company's officers and directors are subject to stock ownership guidelines. Officers need to hold shares of Company stock with a value equal to their five-year average base salary times a multiple of 1.5 to 5, depending on position. Directors need to hold shares of Company stock with a value equal to their five-year average annual retainer times a multiple of 4. For both officers and directors, the required stock ownership value is divided by the five-year average Company stock price, based on fiscal year end prices, to calculate the number of shares to be held.

The value of shares individually owned, held in Company benefit plans, and deferred in the Company's deferred compensation plans are counted toward the guidelines. Individual ownership of shares is determined under Section 16 of the Securities Exchange Act of 1934, as amended **("Exchange Act")**. Stock options and restricted shares are not counted toward the guidelines.

Officers and directors have approximately five years from their initial election to comply with the guidelines. Officers promoted to a level requiring higher stock ownership under the guidelines have five years to achieve compliance. All officers and directors who are subject to the guidelines are in compliance with the guidelines.

In March 2012, the Company adopted a policy prohibiting officers and directors from holding Company stock in a margin account or pledging Company stock as collateral for a loan.

Board Independence

The Company's Corporate Governance Guidelines require that a substantial majority of the Company's directors be independent. The NYSE listing standards require that a majority of the Company's directors be independent and that the Audit, Compensation and Governance Committees be comprised entirely of independent directors. The Board of Directors has adopted standards to assist it in making the annual determination of each director's independence status. These Director Independence Standards are consistent with the NYSE listing standards. The Director Independence Standards are posted on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance." A director will be considered "independent" if he or she meets the requirements of the Director Independence Standards and the independence criteria in the NYSE listing standards.

The Board of Directors has affirmatively determined that the following directors have no direct or indirect material relationship with the Company and satisfy the requirements to be considered independent:

Terrell K. Crews	Elsa A. Murano	Michael J. Mendes (resigned February 14, 2012)
Glenn S. Forbes	Robert C. Nakasone	Hugh C. Smith (retired November 21, 2011)
Stephen M. Lacy	Susan K. Nestegard	John G. Turner (retired November 21, 2011)
Susan I. Marvin	Dakota A. Pippins	
John L. Morrison	Christopher J. Policinski	

The Board of Directors also has determined that each of the Company's Audit, Compensation, Governance and Contingency Committees is composed solely of independent directors. In making the independence determinations, the Board reviewed all of the directors' relationships with the Company. This review is based primarily on a review of the responses of the directors to questions regarding employment, business, family, compensation and other relationships with the Company and its management. In making the independence determination for Mr. Lacy, Chairman of the Board, President & CEO of Meredith Corporation, the Board considered the relationship arising out of the transactions in the ordinary course of business between the Company, through its advertising agency, and Meredith Corporation, a supplier of the Company. The Board determined that this relationship was not material and did not impair Mr. Lacy's independence. In making the independence determination for Mr. Policinski, President & CEO of Land O'Lakes, Inc., the Board considered the relationship arising out of the transactions in the ordinary course of business between the Company and Land O'Lakes, Inc., a supplier of the Company. The Board determined that this relationship was not material and did not impair Mr. Policinski's independence. The dollar amount of the Company's transactions with Meredith Corporation and Land O'Lakes, Inc. are below the thresholds for commercial transactions under the independence criteria in the NYSE listing standards.

Board of Director and Committee Meetings

Board of Directors and Committees - The Board of Directors conducts its business through meetings of the Board and its committees. The Lead Director presides at executive sessions of the nonmanagement directors. The Board held eight meetings during fiscal 2012.

Each director attended at least 75% of the total meetings during the fiscal year of the Board and Board committees on which he or she served, with one exception. Elsa A. Murano attended 74% of the total meetings during fiscal 2012 of the Board and Board committees on which she served. Dr. Murano missed one Board meeting and one Board committee meeting due to her attendance at the request of the State Department at an international meeting of a governmental advisory board she serves on which was held the same day. If Dr. Murano had been able to attend those two meetings, her attendance record would have been consistent with that of other Board members.

The Board of Directors has established the following Board committees: Audit, Compensation, Governance, and Contingency. The following table shows membership and meeting information for each committee for fiscal 2012.

Name	Audit Committee(1)	Compensation Committee(1)(2)	Governance Committee(2)	Contingency Committee(1)(2)
Terrell K. Crews	X*	X		X
Glenn S. Forbes			X	X
Stephen M. Lacy	X	X(3)		X
Susan I. Marvin		X*	X	X
John L. Morrison	X(4)	X(4)	X(4)	X*
Elsa A. Murano	X			X
Robert C. Nakasone		X	X	X
Susan K. Nestegard	X			X
Dakota A. Pippins			X*	X
Christopher J. Policinski	X(5)			X(5)
Total Meetings in Fiscal 2012	11	6	8	0

* Committee Chair

(1) Michael J. Mendes served on the Audit, Compensation and Contingency Committees until his resignation from the Board effective February 14, 2012.

(2) Hugh C. Smith and John G. Turner each served on the Compensation, Governance and Contingency Committees until his retirement from the Board effective at the end of the Board meeting held November 21, 2011.

(3) Stephen M. Lacy joined the Compensation Committee effective March 26, 2012.

(4) John L. Morrison served on the Audit Committee through November 21, 2011, and from February 20, 2012 through September 22, 2012. Mr. Morrison served on the Governance Committee from November 21, 2011 through February 20, 2012, and since September 22, 2012. Mr. Morrison was Compensation Committee Chair through November 21, 2011, at which time Susan I. Marvin became Compensation Committee Chair.

(5) Christopher J. Policinski joined the Audit and Contingency Committees effective September 22, 2012, with those Committees having no meetings in fiscal 2012 after that date.

Each of the Audit, Compensation and Governance Committees has adopted and operates under a written charter. These charters may be found on the Company's Web site at www.hormelfoods.com under "Investors - Corporate Governance."

Audit Committee - Each member of the Audit Committee is financially literate as determined by the Board of Directors. The Board also determined that Terrell K. Crews and Stephen M. Lacy each is an audit committee financial expert, as defined by the rules of the Securities and Exchange Commission (**"SEC"**). The duties of the Audit Committee include the following:

- Select and evaluate the performance of the independent registered public accounting firm;
- Discuss with the internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits;
- Ensure that the independent registered public accounting firm is accountable to the Committee and that the firm has no relationship with management or the Company that would impair their independence;
- Review and discuss with management and the external auditors the quarterly and annual financial statements of the Company;
- Establish procedures for the handling of complaints received by the Company regarding accounting, internal controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- Provide an open avenue of communication between the internal auditors, the external auditors, Company management and the Board;
- Understand the Company's key areas of risk and assess the steps management takes to manage such risk; and
- Oversee the Company's Code of Ethical Business Conduct, including assessment of the steps management takes to assure the Company's compliance with all applicable laws and regulations and corporate policies.

Compensation Committee - The duties of the Compensation Committee include the following:

- Establish compensation arrangements for all officers of the Company;
- Engage a compensation consultant to review the Company's compensation programs;
- Make recommendations to the Board regarding incentive compensation and equity-based compensation plans, and administer such plans;
- Make recommendations to the Board regarding compensation to be paid to the Company's directors; and
- Establish investment policies for the Company's defined benefit pension plans, and periodically review investments for consistency with those policies.

Governance Committee - The duties of the Governance Committee include the following:

- Establish criteria for new directors and evaluate potential candidates;
- Make recommendations to the Board regarding the composition of Board committees;
- Make recommendations to the Board regarding the Lead Director position;
- Review the Company's executive succession plans;
- Periodically assess the Company's Corporate Governance Guidelines, as well as the Company's adherence to them;
- Evaluate objectives and policies regarding the Company's management of its human resources; and
- Oversee the annual evaluation of the Board.

Contingency Committee - The Contingency Committee considers any matters referred to it by the Board. Such matters would require the deliberation and decision of disinterested and independent directors.

Board Role in Risk Oversight

The Board of Directors takes an active role in risk oversight. The Board administers its risk oversight function through the full Board and each of its committees. Management of the Company, which is responsible for day-to-day risk management, maintains an enterprise risk management (**"ERM"**) process. The ERM process is designed to identify and assess the Company's risks globally, and develop steps to mitigate and manage risks. The Board receives regular reports on the ERM process.

The Board's oversight of risk includes engaging in an annual strategic planning retreat with senior management, approving annual operating plans and strategic plans, and approving significant transactions. In addition, the Board receives regular reports on the Company's overall business, specific business units and financial results, as well as specific presentations on topics relating to risks and risk management.

The Audit Committee assists the Board with its risk oversight in a variety of areas, including financial reporting, internal controls and legal and regulatory compliance. The Audit Committee has oversight of the Company's internal audit function and the Company's Code of Ethical Business Conduct. The Audit Committee also appoints the independent registered public accounting firm and approves the services it provides to the Company. The Compensation Committee oversees risk in connection with compensation programs, including incentive compensation plans and equity-based plans. The Governance Committee oversees risk in connection with corporate governance practices. All of these committees make regular reports of their activities to the full Board.

Policy Regarding Attendance at Annual Meetings

The Company encourages, but does not require, its Board members to attend the Annual Meeting of Stockholders. Last year eleven directors of the Company attended the Annual Meeting of Stockholders.

Board Communication

Interested parties may communicate with the Board of Directors by sending a letter directed to the Board of Directors, nonemployee directors or specified individual directors, addressed to: Brian D. Johnson, Vice President and Corporate Secretary, 1 Hormel Place, Austin, Minnesota 55912. All communications, whether signed or anonymous, will be directed to the Lead Director or the Chair of one of the committees based on the subject matter of the communication, or to the nonemployee directors or the specified directors, if so directed.

COMPENSATION OF DIRECTORS

In fiscal 2012, the Company provided the following elements of compensation to nonemployee directors:

- Annual retainer of $70,000;
- Additional retainer of $25,000 per year for Lead Director;
- Additional retainer of $15,000 per year for chair of the Audit and Compensation Committees;
- Additional retainer of $10,000 per year for chair of the Governance Committee;
- No meeting fee for attendance at Board meetings;
- Meeting fee for each committee meeting of $1,000 for attendance in person or $500 for attendance by telephone;
- An award of 4,500 restricted shares of stock on February 1, subject to a one-year restricted period; and
- A grant of 6,600 stock options on February 1, with an exercise price equal to the fair market value of one share of the Company's common stock based on the NYSE closing price at the end of that day ($28.97 on February 1, 2012), a ten-year term and vesting six months after the date of grant.

  The retainers are paid half on February 1 and half on August 1. These payments and the equity awards are made on the first business day after February 1 and August 1 if those dates fall on a non-business day.

On September 22, 2012, the Compensation Committee approved a grant to the newly elected director, Christopher J. Policinski, of a prorated award of 2,250 restricted shares of stock and 3,300 stock options. These stock options have an exercise price equal to the fair market value of one share of the Company's common stock based on the NYSE closing price of the stock on September 21, 2012 ($29.24), the last business day prior to the grant.

The award of restricted shares and grant of stock options on February 1 and September 22, 2012 were made pursuant to the terms of the stockholder-approved 2009 Long-Term Incentive Plan. Each nonemployee director and the Company entered into a Restricted Stock Award Agreement and a Stock Option Agreement consistent with the 2009 Long-Term Incentive Plan, as applicable. The restricted shares are subject to a one-year restricted period. Restricted shares granted in fiscal 2010 and prior years have a five-year restricted period, with immediate vesting upon death, disability, or retirement from the Board, subject to a minimum one-year restricted period. Directors receive declared dividends on, and are entitled to vote, the restricted shares prior to vesting. The options have a ten-year term and are exercisable six months after the grant date.

Nonemployee directors may defer all or a portion of retainer and meeting fees under the Company's Nonemployee Director Deferred Stock Plan. Deferred fees times 105% are credited as stock units under the plan. The stock units have the same value as Company common stock and receive dividend equivalents. Stock units become payable in shares of Company common stock following termination of service as a director.

Directors who are employees of the Company received $100 for each Board meeting they attended prior to May 23, 2011. On that date, the Compensation Committee eliminated this meeting fee, which had been in place since 1934. Compensation of employee directors is included in the Summary Compensation Table on page 24.

The Compensation Committee reviews the compensation to be paid to the Company's nonemployee directors. The Committee uses a compensation consultant, Pearl Meyer & Partners, to provide advice regarding nonemployee director compensation. The consultant analyzes each element of director compensation and total director compensation for the same peer group of companies which is used to evaluate executive compensation. See "How Annual Compensation Decisions are Made" on page 22 for a list of these peer companies. The Committee reviews the consultant's report of competitive director compensation and determines whether to recommend to the Board a change in the Company's nonemployee director compensation. If such a change is recommended by the Committee, the full Board would then determine whether to ratify the change.

The Compensation Committee's current policy is to review nonemployee director compensation every other year. After this process was completed in late 2012, the Company's nonemployee director compensation policy was modified beginning in fiscal 2013 to revise the annual equity component from 4,500 restricted shares of stock and 6,600 stock options to a fixed value approach consisting of $160,000 in restricted shares.

The fiscal 2012 compensation of our nonemployee directors is shown in the following table.

DIRECTOR COMPENSATION FOR FISCAL 2012

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(5)	Option Awards ($)(3)(5)	All Other Compensation ($)(4)	Total ($)
Terrell K. Crews	98,500	130,365	35,442	719	265,026
Glenn S. Forbes	77,000	130,365	35,442	101	242,908
Stephen M. Lacy	82,000	130,365	35,442	-	247,807
Susan I. Marvin	97,500	130,365	35,442	20,227	283,534
Michael J. Mendes	39,000	-	-	-	39,000
John L. Morrison	109,500	130,365	35,442	10,342	285,649
Elsa A. Murano	76,000	130,365	35,442	-	241,807
Robert C. Nakasone	82,500	130,365	35,442	16,462	264,769
Susan K. Nestegard	78,000	130,365	35,442	2,150	245,957
Dakota A. Pippins	87,000	130,365	35,442	5,963	258,770
Christopher J. Policinski	35,000	65,790	17,688	-	118,478
Hugh C. Smith	2,000	-	-	14,088	16,088
John G. Turner	2,000	-	-	4,716	6,716

(1) Consists of annual retainer, additional retainer for Lead Director and committee chairs, and meeting fees. Includes amounts voluntarily deferred under the Company's Nonemployee Director Deferred Stock Plan.

(2) Consists of the aggregate grant date fair value of restricted stock granted to each nonemployee director in fiscal 2012, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (Compensation – Stock Compensation) **("FASB ASC Topic 718")**. 4,500 shares of restricted stock were granted to each nonemployee director on February 1, 2012, and Mr. Policinski received a prorated grant of 2,250 shares of restricted stock on September 22, 2012. The grant date fair value is based on the NYSE closing price of our common stock on the grant date, which was $28.97 on February 1, 2012 and $29.24 on September 21, 2012 (the last business day prior to the September 22 grant).

(3) Consists of the aggregate grant date fair value of stock options granted to each nonemployee director in fiscal 2012, calculated in accordance with FASB ASC Topic 718. 6,600 stock options were granted to each nonemployee director on February 1, 2012, and Mr. Policinski received a prorated award of 3,300 stock options on September 22, 2012. The grant date fair value is based on the Black-Scholes valuation model. Assumptions used to calculate these amounts are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options," and Note

L, "Stock-Based Compensation," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2012.

(4) Consists primarily of dividend equivalents paid on stock units under the Company's Nonemployee Director Deferred Stock Plan. Also includes matching gifts to educational institutions made by the Company on behalf of directors as follows: Mr. Nakasone - $10,000; and Dr. Smith - $7,500. This matching gift program is available to all full-time and retired employees and directors of the Company.

(5) As of October 28, 2012, nonemployee directors held the following number of unexercised stock options and unvested shares of restricted stock:

Name	Unexercised Options (#)	Unvested Shares of Restricted Stock (#)
Terrell K. Crews	39,970	19,500
Glenn S. Forbes	9,900	4,500
Stephen M. Lacy	9,900	4,500
Susan I. Marvin	21,200	19,500
John L. Morrison	70,534	19,500
Elsa A. Murano	48,600	19,500
Robert C. Nakasone	48,600	19,500
Susan K. Nestegard	23,816	11,136
Dakota A. Pippins	61,200	19,500
Christopher J. Policinski	3,300	2,250

AUDIT COMMITTEE REPORT AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Committee has the sole authority to appoint or replace the Company's independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee has reviewed and discussed the Company's fiscal year 2012 audited financial statements with management and with Ernst & Young LLP **("Ernst & Young")**, the Company's independent registered public accounting firm. The Audit Committee also has discussed with Ernst & Young the matters required to be discussed under Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received from Ernst & Young the written disclosures and the letter required by the Public Company Accounting Oversight Board in Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from the Company.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the fiscal year 2012 audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended October 28, 2012, for filing with the SEC.

THE AUDIT COMMITTEE

Terrell K. Crews, *Chair*
Stephen M. Lacy
Elsa A. Murano
Susan K. Nestegard
Christopher J. Policinski

Independent Registered Public Accounting Firm Fees

The following table shows aggregate fees billed to the Company for fiscal years ended October 28, 2012 and October 30, 2011 by Ernst & Young, our independent registered public accounting firm.

	Fiscal 2012	Fiscal 2011
Audit fees	$ 1,365,567	$ 1,370,350
Audit-related fees	$ 132,000	$ 132,000
Tax fees	$0	$0
All other fees	$0	$0

Audit Fees - Audit fees are for audit of the Company's financial statements for fiscal years 2012 and 2011. Audit fees also include reviews of the financial statements included in the Company's quarterly reports on Form 10-Q.

Audit-Related Fees - Audit-related fees are for services related to the performance of the audit. These services consist of benefit plan audits.

Tax Fees - Tax fees are for services related to tax compliance, tax advice and tax planning.

Audit Committee Preapproval Policies and Procedures

The Audit Committee has adopted policies and procedures requiring preapproval of audit and nonaudit services provided to the Company by the independent registered public accounting firm. The Committee preapproved all of the services performed by Ernst & Young during fiscal years 2012 and 2011. The Audit Committee approves all audit and nonaudit fees in advance at each quarterly meeting.

ITEM 2 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors appointed Ernst & Young as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending October 27, 2013. Ernst & Young has served as the Company's public auditors since 1931.

At the Annual Meeting, stockholders will be asked to ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year ending October 27, 2013. Stockholder approval of this appointment is not required. The Board is requesting ratification in order to obtain the views of the Company's stockholders. If the appointment is not ratified, the Audit Committee will reconsider its selection. Representatives of Ernst & Young are expected to be present at the meeting, will be afforded an opportunity to make a statement, and will be available to respond to appropriate questions.

Ratification of this appointment will require the affirmative vote of the majority of the shares of common stock represented in person or by proxy at the meeting. **The Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Information as to the persons or groups known by the Company to be beneficial owners of more than five percent of the Company's common stock, as of November 30, 2012, is shown below:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Hormel Foundation 329 North Main Street, Suite 102L, Austin, Minnesota 55912	128,616,558(1)	48.79%

(1) The Hormel Foundation **("Foundation")** holds 14,172,086 of such shares as individual owner and 114,444,472 of such shares as trustee of various trusts. The Foundation, as trustee, votes the shares held in trust. The Foundation has a remainder interest in all of the shares held in trust. The remainder interest consists of principal and accumulated income in various trusts. These interests are to be distributed when the trusts terminate upon the death of designated beneficiaries, or upon the expiration of twenty-one years after the death of such designated beneficiaries.

The Foundation was converted from a private foundation to a public foundation on December 1, 1980. The Certificate of Incorporation and Bylaws of the Foundation provide for a Board of Directors, a majority of whom represent nonprofit agencies to be given support by the Foundation. Each member of the Board of Directors of the Foundation has equal voting rights. Members of the Board of Directors of the Foundation are: Chair, Gary J. Ray, retired President Protein Business Units of Hormel Foods; Vice Chair, Bonnie B. Rietz, former Mayor of the City of Austin; Secretary, Steven T. Rizzi, Jr., Attorney, Austin; Treasurer, Jerry A. Anfinson, retired Certified Public Accountant, Austin; Lt. David D. Amick, Commanding Officer, The Salvation Army of Austin; Dr. Mark R. Ciota, President and Chief Executive Officer of Mayo Clinic Health System-Austin; Dr. Zigang Dong, Executive Director, The Hormel Institute, Austin, representing the University of Minnesota; Jeffrey M. Ettinger, Chairman of the Board, President and Chief Executive Officer of Hormel Foods; Craig W. Johnson, Attorney, Austin; Joel W. Johnson, retired Chairman of the Board of Hormel Foods; David M. Krenz, Superintendent of Austin Public Schools; Mandi D. Lighthizer-Schmidt, Executive Director, United Way of Mower County, Inc.; Tedd M. Maxfield, Executive Director, YMCA of Austin; James R. Mueller, Executive Director, Cedar Valley Services, Inc., Austin; John E. O'Rourke, representing the City of Austin; Larry J. Pfeil, retired Vice President of Hormel Foods; Michael C. Ruzek, representing the Austin Area Foundation; Mahlon C. Schneider, retired Senior Vice President and General Counsel of Hormel Foods; and Robert J. Thatcher, retired Vice President and Treasurer of Hormel Foods, representing the Austin Community Scholarship Committee.

SECURITY OWNERSHIP OF MANAGEMENT

Information as to beneficial ownership of the Company's common stock by directors, nominees, executive officers of the Company named in the Summary Compensation Table on page 24, and all directors and executive officers of the Company as a group as of November 30, 2012, is shown below:

	Amount and Nature of Beneficial Ownership		
Name of Beneficial Owner	**Shares[1]**	**Exercisable Options[2]**	**Percent of Class**
Steven G. Binder[3][4]	133,428	470,200	*
Richard A. Bross[3][4]	259,084	302,500	*
Terrell K. Crews	29,732	39,970	*
Jeffrey M. Ettinger[3][4][5]	248,009	2,990,200	1.20%
Jody H. Feragen[4]	129,926	482,700	*
Ronald W. Fielding[4]	55,762	220,200	*
Glenn S. Forbes	6,750	9,900	*
Stephen M. Lacy	6,750	9,900	*
Susan I. Marvin	104,716	21,200	*
John L. Morrison[3]	54,124	70,534	*
Elsa A. Murano	31,120	48,600	*
Robert C. Nakasone	31,120	48,600	*
Susan K. Nestegard	15,636	23,816	*
Dakota A. Pippins	31,548	53,200	*
Christopher J. Policinski	2,250	-	*
All Directors and Executive Officers as a Group (28 persons)[4]	1,540,425	6,730,020	3.06%

* One percent or less.

(1) Except as otherwise indicated and subject to applicable community property and similar statutes, the persons listed as beneficial owners of the shares of the Company's common stock have sole voting and investment powers with respect to the shares. Includes 44,000 shares that Mr. Larry L. Vorpahl, an executive officer, pledged as collateral for a bank loan prior to 2012, when the Company adopted a policy prohibiting such pledges. Holdings are rounded to the nearest full share.

(2) Consists of shares subject to options exercisable on or within 60 days of November 30, 2012.

(3) Includes the following number of shares of the Company's common stock beneficially owned by members of their respective households: Mr. Binder – 133,428; Mr. Bross – 37,732; Mr. Ettinger – 985; and Mr. Morrison – 7,000.

(4) Shares listed as beneficially owned include, where applicable, shares allocated to participants' accounts under the Hormel Tax Deferred Investment Plan A – 401(k), and a pro-rata share of unallocated shares held in the Company's Joint Earnings Profit Sharing Trust for the benefit of participants.

(5) Does not include any shares owned by The Hormel Foundation. Mr. Ettinger is a member of the Board of Directors of the Foundation. Mr. Ettinger disclaims beneficial ownership of all shares owned by the Foundation.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended October 28, 2012.

THE COMPENSATION COMMITTEE

Susan I. Marvin, *Chair* — John L. Morrison
Terrell K. Crews — Robert C. Nakasone
Stephen M. Lacy

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview

The Compensation Committee of the Board of Directors establishes and administers the compensation and benefit programs for executive officers. The Compensation Committee consists exclusively of nonemployee, independent directors. The Committee uses a compensation consultant, Pearl Meyer & Partners, to provide compensation advice independent of Company executives. The Committee determined the consultant's work did not raise any conflict of interest. Pearl Meyer & Partners does not provide any additional consulting services to the Company. The Committee and their consultant work with senior management to implement and monitor the programs the Committee approves.

The Company's executive compensation programs are designed to achieve two primary goals:

- Attract and retain highly qualified executive officers; and
- Incent the behavior of executive officers to create stockholder value.

These two goals are achieved by providing a competitive total compensation program that offers competitive "fixed pay" (i.e., base salary and benefits) along with "variable, performance-based pay" designed to reward performance.

Total compensation for executive officers is leveraged toward incentive compensation rather than base salary. Incentive compensation is comprised of both short-term and long-term incentives. An appropriate balance of short-term and long-term incentives assures executive officers are properly balancing the need for consistent annual performance with the need for improved performance over a multi-year timeline. This compensation balance provides both downside risk and upside opportunity for reward based on Company performance.

The Company's target pay positioning reflects the strong pay-for-performance philosophy. The Compensation Committee considers several factors in its review and approval of overall target compensation, including individual experience and performance, internal parity, competitive pay levels, and competitive performance. In addition to reviewing target pay levels, the Committee also considers the range of potential payouts under the various plans as well as the performance/payout time horizon. As indicated in the table below, target pay levels and incentive plan leverage are designed to create alignment between actual relative pay and relative performance. The Committee believes this strategy has allowed the Company to attract and retain a skilled, experienced management team, including the named executive officers **("NEOs")** listed in the Summary Compensation Table on page 24, that has delivered strong, consistent financial performance and returns to stockholders.

Pay Component	Performance Factors	Performance Time Horizon	Performance Leverage	% of Target Total Direct Compensation for NEOs
Base Salary	Individual performance	Annual	Low	15 – 20%
Operators' Shares	Company EPS	Annual	Low/Moderate	5 - 10%
Annual Incentive Plan	Company and business unit operating profit and asset management	Annual	Moderate/High	15 – 25%
Long-Term Incentive	Relative total shareholder return performance	3-year performance period	Moderate/High	10 – 20%
Stock Options	Stock price growth	4-year vesting; 10-year term	High	30 – 50%

At the 2011 Annual Meeting of Stockholders, the Company provided stockholders an advisory vote on executive compensation. The stockholders approved, on an advisory basis, the compensation of the Company's NEOs, as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in the Company's 2011 annual meeting proxy statement. The vote was 103,096,861 shares "For" (97.53% of the shares voted), 1,027,575 shares "Against" (0.97% of the shares voted), and 1,589,564 shares "Abstain" (1.50% of the shares voted).

The Committee took into account the result of the stockholder vote in determining executive compensation policies and decisions since that vote. The Committee viewed the vote as an expression of the stockholders' general satisfaction with the Company's current executive compensation programs. While the Committee considered this stockholder satisfaction in determining to continue the Company's executive compensation programs for fiscal 2013, decisions regarding incremental changes in individual compensation were made in consideration of the factors described below.

Consistent with the stockholders' preference expressed in voting at the 2011 Annual Meeting of Stockholders, the Company's Board of Directors determined that an advisory vote on the compensation of the Company's NEOs will be conducted every two years. Following the stockholder advisory vote at this meeting (See item 4 on page 34), the next such vote will take place at the 2015 Annual Meeting of Stockholders.

Executive Compensation Programs

Executive officer compensation consists of six parts:

- Base Salary;
- Operators' Share Incentive Compensation Plan;
- Annual Incentive Plan;
- Long-Term Incentives;
- Stock Incentives; and
- Benefits and Perquisites.

Base Salary

Base salary levels are the fixed portion of the executive compensation package. Base salary levels typically represent less than 40% of an executive officer's total direct compensation. Salary levels are based on a combination of factors. These factors include competitive pay levels, the executive's experience and tenure, the executive's responsibilities, the executive's performance and the Company's overall annual budget for merit increases. In keeping with the Company's desire for a performance-oriented pay program, base salaries are generally below competitive median levels.

Operators' Share Incentive Compensation Plan

Why Operators' Shares?

The Hormel Foods Corporation Operators' Share Incentive Compensation Plan **("Operators' Share Plan")** is a short-term incentive. The basic concept of the Operators' Share Plan structure has been in place since 1932.

This annual cash incentive plan rewards employee participants for Company financial performance, as measured by earnings per share **("EPS")**. The concept behind the Operators' Share Plan is that as the EPS of the Company rises over time, so too the executive's compensation rises. Improved EPS, over time, results in an increase in the stock price, which improves stockholder value.

How the Plan Works

Upon initial eligibility for plan participation, an employee receives a grant of Operators' Shares. Operators' Shares are phantom units, not actual shares of stock or the right to receive the value of stock. Operators' Shares represent the right to receive cash compensation under the Operators' Share Plan.

Grants of Operators' Shares to executive officers are determined by the Compensation Committee. Operators' Shares are awarded at a level that results in competitive total annual cash compensation relative to market pay levels, taking into consideration length of service and performance.

During the year, participants receive "dividend equivalents." These are cash payments equal to declared dividends multiplied by the number of Operators' Shares held.

Following the end of each fiscal year, the Company calculates each participant's Operators' Share Plan award. This is done by multiplying the Company's annual EPS by the number of Operators' Shares identified for that participant. This award is decreased by the total amount of dividend equivalents paid during the year to determine the final Operators' Shares payment.

Annual Incentive Plan

Why AIP?
The Hormel Foods Corporation Annual Incentive Plan **("AIP")** is a short-term incentive. The AIP is an annual cash incentive program that rewards participants for the Company's financial performance. The AIP rewards achievement of profit objectives and the wise use of assets. The Committee believes the AIP further aligns performance pay to key drivers of the Company's financial success.

How the Program Works

Payout under the AIP is based on the achievement of financial goals in relation to the Company's annual operating plan. The Chief Executive Officer's goal is based on earnings before interest and taxes **("EBIT")** for the consolidated Company.

Participants who are heads of one of the Company's segments (Grocery Products, Refrigerated Foods, Jennie-O Turkey Store, Specialty Foods, and All Other) will have their goal weighted, with two-thirds based on segment profit for their particular segment and one-third based on EBIT for the consolidated Company. Participants who are heads of one of the business units within a segment (e.g. Meat Products, Foodservice, etc.) will have their goal weighted, with one-third based on profit for their particular business unit, one-third based on segment profit for their segment, and one-third based on EBIT for the consolidated Company. All other participants will have their goal based on EBIT for the consolidated Company. Performance goals for EBIT, segment profit, and business unit profit are based on the annual operating plan approved by the Board of Directors. The Committee has authority to modify the performance goal at the beginning of the year to adjust for certain non-recurring items, and to exercise negative discretion when measuring performance after year-end. No adjustments were made to the measurement of EBIT for the last fiscal year.

Starting in fiscal 2013, the weighting of EBIT for the consolidated Company will be increased from one-third to one-half. This is being done to reward greater emphasis on total company results.

Target award amounts under the AIP will vary based on the participant's position within the Company, and are determined by the Compensation Committee of the Board of Directors. Performance levels at threshold, target, and maximum, and their associated payout levels are established at the beginning of the fiscal year. Payouts are a percentage of target as follows:

	EBIT/Segment/Business Unit Profit As a % of Plan	Payout as a % of Target
	> 120%	200%
Maximum	120%	200%
Target	100%	100%
Threshold	80%	50%
	< 80%	0%

Awards are interpolated for EBIT, segment and business unit profit between the discrete percentages.

The AIP modifier is a secondary measure applied to the AIP award.

- For all participants, excluding executives in Consumer Products Sales (**"CPS"**) positions, the modifier is based on asset management. Asset management is calculated as the average measured assets employed (including accounts receivable, inventories, prepaid expenses, intangible assets, property, plant & equipment, investments, and other assets) as a percentage of the annual operating plan approved by the Board of Directors. The Committee has authority to modify the performance goal at the beginning of the year to adjust for certain non-recurring items, and to exercise negative discretion when measuring performance after year-end. No adjustments were made to the measurement of asset management for the last fiscal year. The asset management modifier may increase or decrease the payout based on EBIT/segment/business unit profit, but cannot zero it out. Asset management within 95% to 105% of the plan will have no impact on the payout. Asset management below 95% of the plan will increase the payout by 20%. Asset management above 105% of the plan will decrease the payout by 20%.
- For executives in CPS positions, the modifier is based on the achievement of sales goals. Performance is measured by sales as a percentage of the annual operating plan. The CPS sales modifier may increase or decrease the payout based on EBIT/segment/business unit profit, but cannot zero it out. If sales goals are achieved, there is no impact on the payout. Performance at or above 115% of the plan will increase the payout by 20%. Performance at or below 90% of the plan will decrease the payout by 20%. For performance between 90% and 115% of the plan, the modifier is interpolated between the 20% increase and the 20% decrease.

The maximum payout under the AIP is 200% of the target incentive. The Compensation Committee retains discretion to reduce the amount of any award payout.

Upon initial eligibility for AIP participation, an employee receives a target annual incentive. Following the end of each fiscal year, the Company calculates each participant's AIP award. The calculation is as follows:

1. The EBIT/segment/business unit profit payout as a % of target is calculated first. This is done by utilizing the payout table described above.
2. The AIP modifier portion of the award is then calculated. This is done utilizing the AIP modifier procedure described above.
3. The EBIT/segment/business unit profit payout as a % of target is multiplied by the AIP modifier resulting in the AIP payout percentage.

4. The target incentive is multiplied by the AIP payout percentage resulting in the AIP award.

For example - CEO AIP award calculation for fiscal 2012:

- Mr. Ettinger's target incentive is $1,315,000
- Total Company EBIT payout based on performance
  x Total Company asset management modifier performance
  = AIP payout percentage of 97.5%
- Mr. Ettinger's AIP award is:
  $1,315,000 target incentive x 97.5% = $1,282,125

The fiscal 2012 AIP payout percentage varied for the NEOs, based upon the total Company results or their business unit results, as follows:

	Target Incentive	Basis for AIP Incentive Payment	AIP Payout % Including Asset Management Modifier
Jeffrey Ettinger	$1,315,000	Total Company	97.5%
Jody Feragen	$425,000	Total Company	97.5%
Steven Binder	$475,000	1/3 Refrigerated Foods	0%
		1/3 Grocery Products	97.5%
		1/3 Total Company	97.5%
		Weighted Total	65%
Ronald Fielding	$420,000	Total Company	97.5%
Richard Bross	$375,000	2/3 Hormel Foods International	195%
		1/3 Total Company	97.5%
		Weighted Total	162.5%

The Hormel Foods International business unit surpassed its EBIT/segment profit goal for fiscal 2012. The Total Company, Refrigerated Foods and Grocery Products business units did not achieve their EBIT/segment profit goals for fiscal 2012. Total Company, Refrigerated Foods, Grocery Products and Hormel Foods International met their asset management goals. The resulting payout percentages for these four parts of the business represent this performance.

The Total Company EBIT goal for fiscal 2012 was $766,896,307. The Total Company's actual EBIT performance was $759,762,509, resulting in 99% achievement of the EBIT goal. The Total Company asset goal for fiscal year 2012 was $3,269,750,522. The Total Company's actual average measured assets employed were $3,262,883,652, resulting in 99.8% achievement of the goal. Since the actual achievement fell within the 95% to 105% range, no payout modifier was applied.

SEC rules provide that the Company does not have to disclose confidential financial information if doing so would result in competitive harm to the Company. The quantitative factors identified below are all maintained by the Company as confidential and proprietary information. The Compensation Committee believes disclosure of such information would result in competitive harm to the Company. Such harm would be caused by factors including the following:

- Segment profit targets and business unit profit targets and results are competitively sensitive information that the Company does not publicly disclose;
- Segment and business unit asset management targets and results are competitively sensitive information that the Company does not publicly disclose; and
- Business unit sales targets and results are competitively sensitive information that the Company does not publicly disclose.

The target-level goals can be characterized as "strong performance," meaning that based on historical performance, although attainment of this performance level is uncertain, it can be reasonably anticipated that target performance may be achieved, while the threshold goals are more likely to be achieved and the maximum goals represent more aggressive levels of performance.

Long-Term Incentives

Why Long-Term Incentives?

The Hormel Foods Corporation 2009 Long-Term Incentive Plan **("LTIP")** is administered by the Compensation Committee and is utilized for the Company's long-term compensation programs. The LTIP allows the Compensation Committee to grant Company executive officers different types of performance awards conditioned on achievement of objective performance goals. LTIP performance awards are designed to provide a small group of key employees selected by the Committee with an incentive to maximize stockholder value. LTIP performance awards granted in fiscal 2012 provide an additional incentive opportunity based on the Company's long-term "Total Shareholder Return" performance compared to its peers. The Committee feels that the relative performance nature of these LTIP awards balances the absolute performance of the stock options, and recognizes the cyclicality of the business. In other words, if the Company underperforms versus peers in a very strong market, the options may be valuable, but the LTIP awards will be worthless. Conversely, if the Company outperforms its peers in a very weak market, the options may be worthless, but the LTIP awards would generate a reward.

How the LTIP Awards Work

"Total Shareholder Return" measures the increase in stock price, assuming reinvested dividends. Each participant, including the NEOs, is given a target dollar award opportunity for the three-year performance period. In selecting participants, and the amount of cash incentive which can be earned by each participant, the Compensation Committee considers various factors. These factors include the nature of the services rendered by the employee, his or her present and potential contributions to the success of the Company, and the LTIP award as a component of competitive total compensation based on market data.

LTIP award opportunities are typically granted annually. This was the case in July 2012, when LTIP performance awards were granted. Since the performance cycle for each award is three years, participants can have up to three annual overlapping three-year LTIPs active at any time. If, during any three year performance cycle, a subsequent target award is increased or decreased, that increase or decrease will be applied to any existing target awards as of the subsequent award's effective date.

If the Company's actual Total Shareholder Return for the three-year period is at the 50th percentile of the peer group, then participants earn the target award. If the Company's actual Total Shareholder Return ranks highest among the peers, then the award payout equals three times the target opportunity. No award is paid unless actual Total Shareholder Return is above the 25th percentile of the peers. Awards will be interpolated for Company performance between the discrete points. The Compensation Committee retains discretion to reduce the amount of any award payout. The peer group consists of 22 publicly traded companies in the food industry, listed below.

LTIP Peer Companies

B&G Foods, Inc.	Hershey Foods Corp.	Ralcorp Holdings, Inc.
Campbell Soup Company	J&J Snack Foods Corp.	Sanderson Farms, Inc.
Chiquita Brands International, Inc.	J.M. Smucker Company, Inc.	Seaboard Corporation
ConAgra Foods, Inc.	Kellogg Company	Seneca Foods Corporation
Dean Foods Company	McCormick & Company, Inc.	Smithfield Foods, Inc.
Flowers Foods, Inc.	PepsiCo Inc.	Treehouse Foods Inc.
General Mills, Inc.	Pilgrim's Pride Corporation	Tyson Foods Inc.
H.J. Heinz Company		

See footnote 3 to the Summary Compensation Table on page 24 for LTIP performance and the payout made in fiscal 2012.

Stock Incentives

Why Stock?

The LTIP also allows the Committee to grant different types of equity awards, including stock options, restricted stock and other stock-based awards. In general, the Committee uses stock options as the primary form of annual equity award. The Committee favors stock options because the option structure focuses executives on continued stock price improvement. Stock option grants typically vest equally over a four year period and have a term of ten years. This extended vesting period and term encourage executives to weigh how business decisions made in the near-term affect the Company's long-term stock price performance.

The Compensation Committee also has built a safeguard into administration of the plan. Stock options are granted annually, effective as of the first Tuesday of December, except for stock option grants to the CEO. This practice ensures that option grant dates cannot be manipulated for a more favorable strike price. The Committee determined to make the CEO's stock option grants effective the same date as the nonemployee directors' option grants, February 1. This date was chosen as it is a fixed date which falls shortly after conclusion of the annual CEO evaluation process. Options are always granted at the market price of the Company's stock at the date of grant. Options thus provide compensation to the optionee only to the extent the market price of the stock increases between the date of grant and the date the option is exercised. Options are intended to provide long-term compensation tied specifically to increases in the price of the Company's stock, thereby aligning the financial interests of executives and stockholders.

The Company's officers are expected to hold Company stock with a value equivalent to 1.5 to 5 times their five year average annual base salary, depending on position. See "Stock Ownership Guidelines" on page 7 for more information on the

Company's stock ownership guidelines. Once officers achieve their stock ownership guidelines, there are no other stock holding requirements.

How Awards are Determined

The Compensation Committee determines, with the assistance of its outside consultant, the amount of options to be granted to executive officers, including the CEO. The CEO adds his input and recommendations regarding grants to executives (other than himself) and other eligible employees. The Committee reviews such recommendations and determines all final option grants to all eligible employees.

Option awards generally reflect the Compensation Committee's assessment of the influence an employee's position has on stockholder value. The number of options awarded may vary up or down from prior year awards based on the level of an individual executive officer's contribution to the Company in a particular year, determined in part on the recommendation of the CEO. The Committee's determination of option grants in fiscal 2012 and in past years took into consideration a number of factors. These factors include past grants to the individual, total compensation level (relative to other executives and relative to market data), contributions to the Company during the last completed fiscal year, potential for contributions in the future, and as a component of competitive total compensation based on market data.

Clawback Policy

The Committee has adopted a "clawback" policy which provides for recoupment of incentive compensation in certain circumstances. If the Company restates its reported financial results for reasons other than a restatement required by a change in applicable accounting standards, the Board will review the bonus and other awards made to the executive officers based on financial results during the period subject to the restatement and, to the extent practicable under applicable law, the Company will seek to recover or cancel any such awards which were awarded as a result of achieving performance targets that would not have been met under the restated financial results.

Pension Plan

The Company maintains noncontributory defined benefit pension plans covering substantially all salaried employees. Pension benefits for salaried employees are based upon the employee's highest five years of compensation (as described below) of the last 10 calendar years of service and the employee's length of service.

The Salaried Employees Pension Plan (**"Pension Plan"**) provides an annual pension benefit based on the base benefit and supplemental benefit. The base benefit is 0.95% of the average annual compensation multiplied by the years of benefit service, limited to 40 years, at retirement. The supplemental benefit is 0.65% of average annual compensation less covered compensation multiplied by the years of benefit service, limited to 35 years. Average annual compensation is the average of the highest five years of compensation of the last ten completed calendar years at retirement. For this purpose, annual compensation consists of base salary, Operators' Share Plan payments and Annual Incentive Plan payments. Covered compensation is derived from a published table based on year of birth that averages the maximum social security wage bases during the participant's working life.

The earliest eligible retirement age is 55 years, after completion of 15 years of service. The base benefit is discounted 0.5% for every month retirement occurs before age 62. However, an employee may retire with 30 years of service after attaining age 60 and avoid the discount on the base benefit. The supplemental benefit is multiplied by an adjustment factor which increases from 0.48 at age 55 to 1.00 at age 65.

The Pension Plan was amended in fiscal 2011 to change the benefit formula effective January 1, 2017. Pension benefits will continue to be based on average annual compensation and utilize covered compensation as a supplemental benefit. The base benefit will be an 8% or 10% credit for each year of service after January 1, 2017. If the sum of the employee age and years of service as of the beginning of the plan year is 75 or less, the employee receives an 8% base pay credit. If it is greater than 75 the employee receives a 10% base pay credit. An annual supplemental credit of 4% for each year is included if average annual compensation is greater than covered compensation at termination of employment.

At termination of employment, the sum of the base pay annual credits is multiplied by the average annual compensation with the result being the base portion of the pension benefit. The sum of supplemental credits is multiplied by the result of the average annual compensation minus covered compensation with the result being the supplemental portion of the pension benefit. The pension benefit is payable in a lump sum or an annuity at the choice of the participant. The earliest retirement age and discount factors were not changed for current participants.

The match in the Company's Tax Deferred Investment Plan A - 401(k) ("401(k) Plan") covering these employees will increase effective October 31, 2016 in conjunction with this modification.

Supplemental Executive Retirement Plan

Why have a SERP?

The Hormel Supplemental Executive Retirement Plan (**"SERP"**) provides an annual pension benefit to a select group of management, including all NEOs, based on the same pension formula as the Pension Plan. The SERP bases the benefit on compensation that is not allowable in the Pension Plan. Such compensation includes amounts over the qualified plan compensation limit, currently $250,000, restricted stock awards, and deferrals to nonqualified deferred income plans. Rather than adding a different measure of value, the SERP merely restores the value executives lose under the Pension Plan (described above) due to government limitations.

Nonqualified Deferred Compensation Plan

Why have a NQDCP?

In the same way that the SERP eliminates the government-imposed limitations on the Pension Plan, the nonqualified deferred compensation plan, the Executive Deferred Income Plan (**"NQDCP"**), eliminates the government-imposed limitations on the 401(k) Plan. The Company's NQDCP permits eligible employees, including all NEOs, to annually defer certain compensation. This compensation includes base salary, Operators' Shares dividend equivalents and year-end payments, AIP payments, and long-term incentive payments. Effective October 31, 2016, the Company will make contributions on behalf of participants for 401(k) match amounts which could not be contributed to the 401(k) Plan because of government-imposed limitations. The Company also may make discretionary contributions to the participant's deferral accounts.

Deferrals of cash compensation are credited with deemed investment gains and losses. Similar to a 401(k) plan, the participant may choose from a number of investments, none of which provide above-market interest rates. Payments under the NQDCP are made on the date(s) selected by each participant in accordance with the terms of the plan or on such other date(s) as specified in the plan. Payments relating to deferrals of cash compensation are paid in cash.

In connection with the NQDCP, the Company has created a grantor trust, commonly known as a "rabbi trust." The Company is under no obligation to further fund this trust and would do so only at its discretion. The assets of the trust are intended to be used to pay benefits under the plan, but the assets of the trust are subject to the claims of general creditors of the Company.

The Compensation Committee believes that the SERP and the NQDCP together provide a competitive retirement package for executives that is consistent with the retirement benefits provided to all Company employees.

Survivor Income Protection Plan

Why have a SIPE?

The Hormel Survivor Income Plan for Executives (**"SIPE"**) is provided in addition to the life insurance plan which is available to all salaried employees. As with the qualified pension plans, there are limits on the levels of insurance provided under the broad-based plan. The Company offers the SIPE to provide a death benefit commensurate with the income levels of the participants. The SIPE is available to a designated group of management employees, including all NEOs.

The SIPE pays a benefit to the employee's spouse or dependent child of 60% of average salary (based on a five-year average) for up to 20 years if the eligible employee died while actively employed. If the payment is made to a beneficiary instead of a spouse or dependent child, the maximum duration is five years (for participants joining the SIPE in 2000 or after) or 20 years (for participants joining the SIPE prior to 2000). If the eligible employee died after retirement, payment to the spouse or dependent child is 1% per year of service up to 40% of average salary for 15 years. If the payment is made to a beneficiary, not to a spouse or dependent child, the maximum duration is five years (for participants joining the SIPE in 2000 or after) or ten years (for participants joining the SIPE prior to 2000). The SIPE was amended in fiscal 2009 to discontinue the post-retirement benefit for new officers effective on or after October 26, 2009.

Perquisites

The Company provides limited perquisites to its executive officers. The Company maintains two corporate aircraft, but executive use of the aircraft is strictly limited to business purposes.

The Company maintains a condominium in Vail, Colorado. The condominium is made available to members of senior management as a vacation destination. The taxable value of the use of this property is charged as taxable income to the employee, in accordance with IRS regulations.

The Company provides cars to executive officers. Due to business travel needs, the Company has chosen to provide a Company car in lieu of paying mileage for the use of a personal vehicle. The annual taxable value of the vehicle is charged as taxable income to the employee, in accordance with IRS regulations.

The Company provides a designated group of managers, including executive officers, an annual medical physical. Assuring these key managers are in good health minimizes the chance business operations will be interrupted due to an unexpected health condition.

How Annual Compensation Decisions are Made

The Compensation Committee reviews and approves recommendations for pay changes for the CEO, each of his 10 direct reports and a group of 21 additional officers who hold key positions within the Company. Each year, the Committee asks its outside consultant to update the competitive analysis for each of these positions.

For the NEOs, the consultant develops "market consensus" data using both a peer group of companies similar to the Company in size and industry (listed below) and a combination of several compensation surveys. The use of peer group data (1) provides the Compensation Committee with more specific information regarding market practices than is available from surveys and (2) allows the Committee to compare the Company's relative pay positioning in relation to the Company's relative performance positioning to ensure a proper pay-for-performance alignment. The use of survey data (1) provides information based on specific position responsibilities rather than pay level and (2) provides pay information for positions that fall below the NEOs. The consultant works with the Company's Vice President - Human Resources to ensure a proper understanding of the roles, responsibilities and revenue scope of each position reviewed.

Hormel Foods Pay and Performance Peer Group	
Campbell Soup Company	Kellogg Company
Chiquita Brands International, Inc.	McCormick & Company, Inc.
ConAgra Foods, Inc.	Pilgrim's Pride Corporation
Dean Foods Company	Ralcorp Holdings, Inc.
Flowers Foods, Inc.	Sanderson Farms, Inc.
General Mills, Inc.	Hillshire Brands Co.
H.J. Heinz Company	Seaboard Corporation
Hershey Foods Corp.	Smithfield Foods, Inc.
J.M. Smucker Company, Inc.	Tyson Foods Inc.

2011/2012 Data ($ in millions)	Hormel Foods	25th Percentile	Median	75th Percentile
Revenues	$8,067	$4,740	$7,261	$13,082
Market Capitalization	$7,816	$2,496	$5,880	$10,568

The companies in this Pay and Performance Peer Group are different than the LTIP Peer Companies because the purpose of each list is different. The Pay and Performance Peer Group consists of food companies which are more similar in size to the Company. This makes them a better match to use for compensation comparison purposes. The LTIP Peer Companies are a broader group of food companies which are publicly traded, allowing for determination of total shareholder return. Since total shareholder return is not dependent on company size, a broader group of companies can be included. This broader group assures there will be a sufficient number of comparison companies at the end of the three-year LTIP performance cycle if some of the companies are eliminated by acquisition, bankruptcy, or similar events.

Upon completing the competitive analysis, the consultant provides the Compensation Committee with a report of the relative pay and performance findings. Based on the results of this analysis, the Committee discusses strategic goals for the program and establishes broad parameters for annual pay decisions, including desired changes in overall pay mix. The consultant then works with the CEO and the Vice President of Human Resources to develop an initial set of recommendations for annual pay decisions, consistent with the guidelines established by the Committee. The consultant presents preliminary recommendations to the CEO and Vice President of Human Resources based on each executive's market positioning and relative internal positioning. The CEO and Vice President of Human Resources then modify those recommendations based on their assessment of each individual's performance and contribution. The initial results are then submitted to the Committee for review and discussion. Based on the Committee discussion, modifications are made to the initial recommendations and the Committee approves the final recommendations at a subsequent meeting. The CEO does not participate in the Committee's process for establishing the CEO's compensation.

For fiscal year 2012, the Compensation Committee approved salary increases and any changes to Operators' Shares grants, AIP award target amounts, LTIP award target amounts and stock option grants for the NEOs and other key executives. The resulting fiscal 2012 compensation levels for the NEOs are detailed in the Summary Compensation Table on page 24 and the supporting tables that follow. At target performance, each NEO's total direct compensation (total cash compensation plus long term compensation) will be between the 50th and 75th percentile of market consensus data, except that Mr. Binder's total direct compensation will be slightly below the 50th percentile of market consensus data and Mr. Bross' total direct compensation will be above the 75th percentile of market consensus data.

The Compensation Committee considers the positioning of NEO compensation appropriate in light of the experience, expertise, responsibilities and performance of these five individuals.

Tax Deductibility

Compensation decisions for our executive officers are made with full consideration of the tax implications, including deductibility under Section 162(m) of the Internal Revenue Code. Section 162(m) limits the deductibility of compensation paid to certain executive officers in excess of $1 million annually, but excludes "performance-based compensation" from this limit.

Our stockholders have approved the Company's Operators' Share Plan and LTIP for the purpose of permitting awards under those plans to qualify as performance-based compensation under Section 162(m). The Compensation Committee generally intends for compensation awarded under those plans to be deductible, except for dividend equivalents paid under the Operators' Share Plan, provided that the Compensation Committee reserves the right to make other compensation payments that do not qualify as performance-based compensation under Section 162(m) when the Compensation Committee determines it advisable to do so to properly incentivize our executive officers. Such dividends may not be deductible in full for any NEO in a given year.

ANALYSIS OF RISK ASSOCIATED WITH OUR COMPENSATION PLANS

In making decisions regarding compensation program design and pay levels, our Compensation Committee and senior management consider many factors, including any potential risks to the Company and its stockholders. Although a significant portion of our executives' compensation is performance-based and "at-risk," we believe the Company's compensation plans are appropriately structured and are not reasonably likely to have a material adverse effect on the Company.

Senior management, with the oversight of the Committee, implements and administers the compensation program for all employees of the Company other than the executive group.

The Committee, with the assistance of its independent outside consultant, oversees all aspects of the executive compensation program including:

- Approval of the companies included in the peer group for comparison purposes;
- Review and approval of threshold, target and performance goals for short- and long-term incentives;
- Approval of all equity grants; and
- Approval of all pay actions for senior executives (currently 32 incumbents).

Specifically, the Committee notes the following design features that mitigate potential risk:

1. Our short-term variable pay consists of two programs that provide a strong balance of performance measures:
   - The Operators' Share Plan rewards absolute company-wide EPS performance. The plan ties all participants to the results of the total company and the award levels are not subject to budget "negotiations";
   - The AIP rewards the achievement of operating income and asset management relative to Committee-approved goals;
     - The inclusion of asset management discourages decisions designed to boost short-term results;
     - Including both company-wide and division measures creates a balance between focus on overall results and a tangible pay-for-performance relationship for division executives; and
     - The cap on annual payouts mitigates the risk of excessive rewards for temporary, unsustainable results.
2. Our long-term incentive structure consists of two programs that balance absolute and relative shareholder value creation over a multi-year period:
   - The LTIP performance awards program rewards relative total shareholder return over a three-year performance period;
     - The relative nature of the measurement mitigates the risk of overpayment for absolute performance that lags industry expectations;
   - The Stock Option grants vest over a four-year period and provide reward for the achievement of absolute stock price performance;
     - Multi-year vesting of options mitigates the risk that executives can reap excessive rewards from temporary stock price increases;
   - In addition, executives (and directors) are subject to stock ownership guidelines, which require minimum stock holdings for the duration of the executives' employment; and
   - Further, the multi-year nature of both plans also serves as a retention tool, mitigating the risk of unwanted executive turnover.

COMPENSATION OF NAMED EXECUTIVE OFFICERS (NEOs)

The following tables and narrative disclosure should be read in conjunction with the Compensation Discussion and Analysis, which presents the objectives of our executive compensation and benefit programs. The table below presents compensation for individuals who served as Chief Executive Officer and Chief Financial Officer and for the other three most highly compensated executive officers who were serving as executive officers at the end of fiscal 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Jeffrey M. Ettinger	2012	1,000,220	300	-	3,759,000	3,255,144	3,438,201	59,449	11,512,314
Chairman, President	2011	991,490	250	-	3,948,000	3,958,595	1,983,182	64,905	10,946,422
and Chief Executive Officer	2010	989,430	-	-	3,335,500	4,580,091	1,488,089	57,416	10,450,526
Jody H. Feragen	2012	431,910	300	-	862,500	1,080,375	719,064	44,176	3,138,325
Executive Vice President and	2011	425,620	250	-	823,500	1,417,086	359,008	33,950	3,059,414
Chief Financial Officer	2010	413,400	-	-	668,250	1,218,609	238,213	34,977	2,573,449
Steven G. Binder	2012	400,140	300	-	862,500	919,847	1,505,511	41,340	3,729,638
Executive Vice President and	2011	368,940	250	-	603,900	1,251,005	712,573	38,446	2,975,114
President, Hormel Business Units	2010	335,075	-	-	490,050	1,199,391	436,288	35,518	2,496,322
Ronald W. Fielding	2012	369,630	300	-	632,500	1,004,800	958,703	34,488	3,000,421
Executive Vice President	2011	358,110	250	-	603,900	1,324,605	406,919	33,232	2,727,016
	2010	348,145	-	-	490,050	1,038,391	328,403	34,683	2,239,672
Richard A. Bross	2012	339,640	300	-	632,500	1,075,375	1,707,013	39,521	3,794,349
Group Vice President	2011	329,404	250	-	603,900	1,182,333	609,147	31,779	2,756,813

(1) Includes amounts voluntarily deferred under the Company's Tax Deferred Investment Plan A - 401(k) and the Executive Deferred Income Plan.

(2) Consists of the aggregate grant date fair value of stock options granted during the fiscal year, calculated in accordance with FASB ASC Topic 718. The grant date fair value is based on the Black-Scholes valuation model. Assumptions used to calculate these amounts are included in Note A, "Summary of Significant Accounting Policies – Employee Stock Options," and Note L, "Stock-Based Compensation," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2012.

(3) Consists of Operators' Share Incentive Compensation Plan and Annual Incentive Plan payments earned during the fiscal year, the majority of which were paid subsequent to fiscal year end, and payouts under the LTIP performance awards, as shown in the table below. For the LTIP performance period June 8, 2009 through June 21, 2012, the Company's Total Shareholder Return was at the 80.0 percentile, resulting in a payout at 160% of the target awards. Includes amounts voluntarily deferred under the Executive Deferred Income Plan.

Name	Year	Operators' Share Plan Payment ($)	Annual Incentive Plan Payment ($)	LTIP Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
Jeffrey M. Ettinger	2012	372,000	1,282,125	1,601,019	3,255,144
	2011	348,000	1,972,500	1,638,095	3,958,595
	2010	620,500	2,650,500	1,309,091	4,580,091
Jody H. Feragen	2012	186,000	414,375	480,000	1,080,375
	2011	165,300	637,500	614,286	1,417,086
	2010	138,700	589,000	490,909	1,218,609
Steven G. Binder	2012	195,300	308,750	415,797	919,847
	2011	182,700	556,400	511,905	1,251,005
	2010	153,300	637,000	409,091	1,199,391
Ronald W. Fielding	2012	195,300	409,500	400,000	1,004,800
	2011	182,700	630,000	511,905	1,324,605
	2010	153,300	476,000	409,091	1,038,391
Richard A. Bross	2012	186,000	609,375	280,000	1,075,375
	2011	174,000	650,000	358,333	1,182,333

(4) Consists of the annual increase in the actuarial present value of accumulated benefits under the Pension Plan and the SERP. In accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension Benefits" on page 28. The NEOs had no above-market or preferential earnings on deferred compensation.

(5) All other compensation, including perquisites and other personal benefits, consists of the following:

ALL OTHER COMPENSATION

Name	Year	Joint Earnings Profit Sharing ($)[(a)]	Director Fees ($)[(b)]	Company 401k Match ($)[(c)]	Use of Company Car ($)[(d)]	Use of Company Properties ($)[(e)]	Air Lounge Membership ($)[(f)]	Physical Exams ($)[(g)]	Total ($)
Jeffrey M. Ettinger	2012	42,125	-	900	13,308	-	-	3,116	59,449
	2011	42,317	300	900	13,907	-	-	7,481	64,905
	2010	41,625	600	900	11,982	-	-	2,309	57,416
Jody H. Feragen	2012	18,330	-	900	11,948	-	-	12,998	44,176
	2011	18,007	300	900	11,244	-	-	3,499	33,950
	2010	17,716	600	900	9,897	-	298	5,566	34,977
Steven G. Binder	2012	16,852	-	900	16,064	5,155	320	2,049	41,340
	2011	15,609	-	900	14,488	4,717	320	2,412	38,446
	2010	14,175	-	900	14,053	3,969	320	2,101	35,518
Ronald W. Fielding	2012	15,669	-	-	13,664	5,155	-	-	34,488
	2011	15,444	-	-	14,572	-	208	3,008	33,232
	2010	14,730	-	-	13,275	-	208	6,470	34,683
Richard A. Bross	2012	14,410	-	900	13,759	-	-	10,452	39,521
	2011	14,168	-	900	14,404	-	-	2,307	31,779

(a) Consists of Joint Earnings Profit Sharing distributions for each fiscal year that were authorized and paid subsequent to fiscal year end. Company Joint Earnings Profit Sharing distributions may be authorized by the Board of Directors in its discretion based on Company profits. The total amount of Company distributions declared available to all participants by the Board is allocated in the same proportion as each person's base weekly wage bears to the total base wage for all eligible persons. Distributions to the NEOs are calculated using the same formula as is used for all eligible employees. Distributions to the NEOs include both a contribution to the Joint Earnings Profit Sharing Trust and a Joint Earnings profit sharing cash payment.

(b) Consists of employee director fee payments of $100 for each Board of Directors meeting attended prior to May 23, 2011. On that date, the Compensation Committee eliminated this meeting fee.

(c) Consists of Company matching payments under the Hormel Tax Deferred Investment Plan A - 401(k). This matching payment, in the same amount, is available to all other eligible employees.

(d) Consists of the aggregate incremental cost to the Company of a vehicle provided to the NEO for business and personal use. This cost includes the depreciation expense of the vehicle, and insurance, license, fuel and maintenance costs.

(e) Consists of the aggregate incremental cost to the Company of use of a Company-owned condominium in Vail, Colorado. This cost is the total costs of the property allocated between the two units in the condominium and then divided by the number of weeks the units are available for use. Costs of the property include property management, insurance, utilities, remodeling, repairs and property taxes.

(f) Consists of reimbursements paid by the Company for air travel lounge membership expenditures. Such expenditures are allocated evenly over the term of the membership.

(g) Consists of costs of physical medical examinations paid by the Company.

The following table describes each stock option and non-equity incentive plan award made to an NEO in fiscal 2012.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2012

Name	Grant Date	Award Approval Date	Operators' Shares[(1)] (#)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh.)	Grant Date Fair Value of Stock and Option Awards ($)
Jeffrey M. Ettinger		1/6/2012[(1)]	200,000		348,000				
		1/6/2012[(2)]		657,500	1,315,000	2,630,000			
	2/1/2012[(3)]	1/6/2012					700,000	28.97	3,759,000
		7/23/2012[(4)]		625,000	1,250,000	3,750,000			
Jody H. Feragen		11/21/2011[(1)]	100,000		174,000				
		11/21/2011[(2)]		212,500	425,000	850,000			
	12/6/2011[(3)]	11/21/2011					150,000	29.60	862,500
		7/23/2012[(4)]		150,000	300,000	900,000			
Steven G. Binder		11/21/2011[(1)]	105,000		182,700				
		11/21/2011[(2)]		237,500	475,000	950,000			
	12/6/2011[(3)]	11/21/2011					150,000	29.60	862,500
		7/23/2012[(4)]		150,000	300,000	900,000			
Ronald W. Fielding		11/21/2011[(1)]	105,000		182,700				
		11/21/2011[(2)]		210,000	420,000	840,000			
	12/6/2011[(3)]	11/21/2011					110,000	29.60	632,500
		7/23/2012[(4)]		125,000	250,000	750,000			
Richard A. Bross		11/21/2011[(1)]	100,000		174,000				
		11/21/2011[(2)]		187,500	375,000	750,000			
	12/6/2011[(3)]	11/21/2011					110,000	29.60	632,500
		7/23/2012[(4)]		87,500	175,000	525,000			

(1) The "Operators' Shares" column discloses the number of Operators' Shares granted to each NEO for fiscal 2012. The "target" column shows the estimated possible Operators' Share payment for fiscal 2012 based on fiscal 2011 EPS of $1.74. In accordance with SEC rules, this estimated possible payment is based on the previous fiscal year's performance since the fiscal 2012 EPS results are not determinable when the award is made at the beginning of fiscal 2012. The actual Operators' Share payment earned in fiscal 2012 for each NEO based on fiscal 2012 EPS of $1.86 was paid subsequent to fiscal year end and is included under "Non-Equity Plan Incentive Compensation" in the Summary Compensation Table on page 24. See "Operators' Share Incentive Compensation Plan" on page 16 and item 3 on page 31 for a description of Operators' Shares.

(2) Consists of AIP performance awards granted in fiscal 2012. These awards include target amounts and are subject to threshold and maximum payouts under the AIP. The actual AIP payment earned in fiscal 2012 for each NEO was paid subsequent to fiscal year end and is included under "Non-Equity Plan Incentive Compensation" in the Summary Compensation Table on page 24. See "Annual Incentive Plan" on page 16 for a description of the AIP and AIP payouts for fiscal 2012.

(3) Consists of stock options granted under the Company's 2009 Long-Term Incentive Plan. These options vest at 25% per year on the anniversary of the grant date. The grant date fair value is included under "Option Awards" in the Summary Compensation Table on page 24. See Potential Payments Upon Termination on page 30 for a discussion of how equity awards are treated under various termination scenarios.

(4) Consists of LTIP performance awards made in fiscal 2012. The performance period is June 8, 2012 through the 20th trading day after the Company's second fiscal quarter 2015 earnings release, ending June 30, 2015 at the latest. The actual cash amounts payable at the end of the performance period under these LTIP performance awards, if any, cannot be determined because the amount earned will be based on the Company's future performance and the future performance of the peer group. See "Long-Term Incentives" on page 18 for a description of the LTIP awards and potential payouts for LTIP awards.

The following table summarizes the total outstanding equity awards as of October 28, 2012 for each of the NEOs.

OUTSTANDING EQUITY AWARDS AT FISCAL 2012 YEAR END

	OPTION AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)(2)	Option Exercise Price ($)	Option Expiration Date
Jeffrey M. Ettinger	90,000	-	$13.465	12/2/2013
	250,000	-	$15.035	12/7/2014
	500,000	-	$16.37	12/6/2015
	500,000	-	$19.355	12/5/2016
	200	-	$18.705	1/8/2017
	600,000	-	$20.07	12/4/2017
	525,000	175,000	$15.195	2/2/2019
	350,000	350,000	$19.56	2/1/2020
	175,000	525,000	$24.84	2/1/2021
	-	700,000	$28.97	2/1/2022
Jody H. Feragen	90,000	-	$19.355	12/5/2016
	200	-	$18.705	1/8/2017
	130,000	-	$20.07	12/4/2017
	75,000	37,500	$12.63	12/2/2018
	75,000	75,000	$19.125	12/1/2019
	37,500	112,500	$24.96	12/7/2020
	-	150,000	$29.60	12/6/2021
Steven G. Binder	90,000	-	$16.37	12/6/2015
	90,000	-	$19.355	12/5/2016
	200	-	$18.705	1/8/2017
	90,000	-	$20.07	12/4/2017
	2,500	22,500	$12.63	12/2/2018
	55,000	55,000	$19.125	12/1/2019
	27,500	82,500	$24.96	12/7/2020
	-	150,000	$29.60	12/6/2021
Ronald W. Fielding	200	-	$18.705	1/8/2017
	27,500	-	$20.07	12/4/2017
	27,500	27,500	$12.63	12/2/2018
	27,500	55,000	$19.125	12/1/2019
	27,500	82,500	$24.96	12/7/2020
	-	110,000	$29.60	12/6/2021
Richard A. Bross	84,000	-	$19.355	12/5/2016
	110,000	-	$20.07	12/4/2017
	82,500	27,500	$12.63	12/2/2018
	55,000	55,000	$19.125	12/1/2019
	27,500	82,500	$24.96	12/7/2020
	-	110,000	$29.60	12/6/2021

(1) Stock option grants generally vest in four equal annual installments, starting with one-fourth of the grant vesting on the first anniversary of the grant date. The stock options have a term of ten years. The grant date is thus ten years prior to the option expiration date shown in this table. Specific vesting dates are listed in footnote 2 below. See Potential Payments Upon Termination on page 30 for a discussion of how equity awards are treated under various termination scenarios.

(2) The table below shows the vesting schedule for all unexercisable options. These options vest on the anniversary of the grant date in the year indicated. For example, the December 6, 2011 option grant for Ms. Feragen vested as to 37,500 shares on December 6, 2012 and will vest as to 37,500 shares on each of December 6, 2013, December 6, 2014 and December 6, 2015.

VESTING SCHEDULE FOR UNEXERCISABLE OPTIONS

Name	Option Grant Date	Vested in December 2012	Will Vest in 2013	Will Vest in 2014	Will Vest in 2015	Will Vest in 2016
Jeffrey M. Ettinger	2/2/2009	-	175,000	-	-	-
	2/1/2010	-	175,000	175,000	-	-
	2/1/2011	-	175,000	175,000	175,000	-
	2/1/2012	-	175,000	175,000	175,000	175,000
Jody H. Feragen	12/2/2008	37,500	-	-	-	-
	12/1/2009	37,500	37,500	-	-	-
	12/7/2010	37,500	37,500	37,500	-	-
	12/6/2011	37,500	37,500	37,500	37,500	-
Steven G. Binder	12/2/2008	22,500	-	-	-	-
	12/1/2009	27,500	27,500	-	-	-
	12/7/2010	27,500	27,500	27,500	-	-
	12/6/2011	37,500	37,500	37,500	37,500	-
Ronald W. Fielding	12/2/2008	27,500	-	-	-	-
	12/1/2009	27,500	27,500	-	-	-
	12/7/2010	27,500	27,500	27,500	-	-
	12/6/2011	27,500	27,500	27,500	27,500	-
Richard A. Bross	12/2/2008	27,500	-	-	-	-
	12/1/2009	27,500	27,500	-	-	-
	12/7/2010	27,500	27,500	27,500	-	-
	12/6/2011	27,500	27,500	27,500	27,500	-

The following table summarizes the option awards exercised during fiscal 2012 by each of the NEOs.

OPTION EXERCISES FOR FISCAL 2012

Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)[1]
Jeffrey M. Ettinger	-	-
Jody H. Feragen	-	-
Steven G. Binder	65,000	1,099,600
Ronald W. Fielding	-	-
Richard A. Bross	169,000	2,419,075

(1) Amount is the difference between the market price (NYSE prior day closing price) of the Company stock at the time of exercise and the exercise price of the options.

The following table shows present value of accumulated benefits that NEOs are entitled to under the Pension Plan and SERP.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeffrey M. Ettinger	Pension Plan	22-11/12	604,680	-
	SERP	22-11/12	9,104,238	-
Jody H. Feragen	Pension Plan	12-1/12	379,105	-
	SERP	12-1/12	1,280,539	-
Steven G. Binder	Pension Plan	33-4/12	915,315	-
	SERP	33-4/12	3,162,544	-
Ronald W. Fielding[1]	Pension Plan	18-10/12	624,079	-
	SERP	18-10/12	2,076,121	-
Richard A. Bross[1]	Pension Plan	39-5/12	1,375,349	-
	SERP	39-5/12	4,004,162	-

(1) Mr. Fielding and Mr. Bross are eligible for early retirement under both the Pension Plan and the SERP. Early retirement provisions of these plans are described under "Pension Plan" on page 20 and "Supplemental Executive Retirement Plan" on page 21. Mr. Bross and Mr. Fielding each has announced his retirement effective December 31, 2012.

In accordance with SEC rules, the present value of accumulated benefits that NEOs are entitled to under these plans was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See Note I, "Pension and Other Post-retirement Benefits," of the audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended October 28, 2012. The material terms of these plans are described under "Pension Plan" on page 20 and "Supplemental Executive Retirement Plan" on page 21.

The following table shows information about each NEO's participation in the Company's Executive Deferred Income Plan.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($)[1]	Company Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at October 28, 2012 ($)[1]
Jeffrey M. Ettinger	1,050,510	-	235,110	-	6,016,144
Jody H. Feragen	360,000	-	74,601	-	2,556,113
Steven G. Binder	93,996	-	44,048	-	1,193,162
Ronald W. Fielding	-	-	105,926	-	3,713,592
Richard A. Bross	687,688	-	191,799	-	4,734,403

(1) The following table identifies amounts that have already been reported as compensation in our Summary Compensation Table for the current and prior years:

Name	Amount of Fiscal 2012 Contributions and Earnings Reported as Compensation in Fiscal 2012 Summary Compensation Table ($)	Amounts in "Aggregate Balance at October 28, 2012" Column Reported as Compensation in Summary Compensation Tables for Prior Years ($)
Jeffrey M. Ettinger	1,050,510	4,007,784
Jody H. Feragen	360,000	1,834,245
Steven G. Binder	93,996	720,838
Ronald W. Fielding	-	2,374,486
Richard A. Bross	687,688	3,013,067

The material terms of the Company's Executive Deferred Income Plan are described under "Nonqualified Deferred Compensation Plan" on page 21.

POTENTIAL PAYMENTS UPON TERMINATION

Our executive officers do not have employment or severance agreements with the Company. Consequently, no executive officer has any right to cash severance of any kind.

Our stock option awards include standard provisions that result in the vesting or forfeiture of awards upon termination of employment, depending on the reason for termination. These provisions are summarized as follows:

- All options vest immediately upon death or disability of the executive;
- Retirement results in the continued vesting of options per the original vesting schedule;
- Voluntary termination of employment results in the continued vesting of options per the original vesting schedule, but all options expire three months after such termination;
- Upon a change in capital structure of the Company, including a change in control of the Company via a merger, a sale of assets, or a tender or exchange offer, the Compensation Committee may in its discretion take action which the Committee deems appropriate, including accelerating vesting of options or permitting the exchange of options for a cash payment or substitute options; and
- Options are forfeited immediately upon termination for cause or breach of a confidentiality or noncompete agreement, both as determined by the Compensation Committee. All NEOs have signed a confidentiality agreement. Of the

NEOs, Ms. Feragen and Mr. Fielding have signed a noncompete agreement which prohibits them from working on competing products for a competitor of the Company for one year following termination of employment.

Our LTIP performance award agreements include standard provisions that result in the vesting or forfeiture of awards upon termination of employment, depending on the reason for termination. These provisions are summarized as follows:

- Death results in calculation of an award as if the performance period ended on the date of death and payment to the employee's beneficiary of a prorated amount based on the employee's actual period of employment during the performance period;
- Change in control of the Company results in calculation of an award as if the performance period ended on the date change in control occurred and payment to the employee of that award without proration;
- Retirement or disability results in a payment after the end of the performance period equal to the amount that would have been earned over the entire performance period prorated based on the employee's actual period of employment; and
- Termination of employment for any reason other than retirement, disability or death results in forfeiture of all award rights.

The following table shows the potential payment of LTIP performance awards and the potential value of unexercisable stock option awards for the NEOs upon death, retirement, disability, or change in control of the Company as of October 28, 2012.

POTENTIAL PAYMENTS UPON TERMINATION AT FISCAL 2012 YEAR END

	Death	Retirement or Disability			Change in Control
	Potential	Potential Value or Payment ($)(1)(3)			Potential
Name	Value or Payment ($)(1)(2)	Threshold ($)	Target ($)	Maximum ($)	Value or Payment ($)(1)(2)(4)
Jeffrey M. Ettinger					
Stock Options	8,519,875	8,519,875	8,519,875	8,519,875	8,519,875
LTIP award (6/10-6/13)	1,617,130	454,250	908,500	2,725,500	2,047,000
LTIP award (6/11-6/14)	448,500	287,500	575,000	1,725,000	975,000
LTIP award (6/12-6/15)	0	75,000	150,000	450,000	0
Total	10,585,505	9,261,625	10,003,375	12,970,375	11,541,875
Jody H. Feragen					
Stock Options	1,885,500	1,885,500	1,885,500	1,885,500	1,885,500
LTIP award (6/10-6/13)	421,860	118,500	237,000	711,000	534,000
LTIP award (6/11-6/14)	107,640	69,000	138,000	414,000	234,000
LTIP award (6/12-6/15)	0	18,000	36,000	108,000	0
Total	2,415,000	2,073,000	2,260,500	3,010,500	2,653,500
Steven G. Binder					
Stock Options	1,299,150	1,299,150	1,299,150	1,299,150	1,299,150
LTIP award (6/10-6/13)	388,111	109,020	218,040	654,120	491,280
LTIP award (6/11-6/14)	105,128	67,390	134,780	404,340	228,540
LTIP award (6/12-6/15)	0	18,000	36,000	108,000	0
Total	1,792,390	1,475,560	1,651,970	2,357,610	2,018,970
Ronald W. Fielding					
Stock Options	1,382,700	1,382,700	1,382,700	1,382,700	1,382,700
LTIP award (6/10-6/13)	351,550	98,750	197,500	592,500	445,000
LTIP award (6/11-6/14)	89,700	57,500	115,000	345,000	195,000
LTIP award (6/12-6/15)	0	15,000	30,000	90,000	0
Total	1,823,950	1,538,950	1,695,200	2,320,200	2,022,700
Richard A. Bross					
Stock Options	1,382,700	1,382,700	1,382,700	1,382,700	1,382,700
LTIP award (6/10-6/13)	246,085	69,125	138,250	414,750	311,500
LTIP award (6/11-6/14)	62,790	40,250	80,500	241,500	136,500
LTIP award (6/12-6/15)	0	10,500	21,000	63,000	0
Total	1,691,575	1,492,075	1,601,450	2,038,950	1,830,700

(1) Stock options are valued based on the difference between the $29.34 closing price of the Company's stock on October 26, 2012, the last trading day of the fiscal year, and the applicable exercise price of the stock options. Options with an exercise price in excess of the $29.34 closing price on October 26, 2012 have no value for this purpose. Amounts shown for stock options represent the value of all unexercisable options. Exercisable options would not be affected by this termination event.

(2) Payments for LTIP performance awards upon death or change in control of the Company are based on actual Company performance through October 28, 2012. Such awards upon death are prorated based on employment from the beginning of the performance period through October 28, 2012.

(3) Retirement or disability results in a payment for LTIP performance awards after the end of the performance period equal to the amount that would have been earned over the entire performance period prorated based on the employee's actual period of employment. These columns thus show the potential threshold, target and maximum payments for such awards, each prorated based on employment from the beginning of the performance period through October 28, 2012. The actual payment would not be determined until after the performance period end date for each award.

(4) For this table, it is assumed that the Compensation Committee exercised its discretion to accelerate vesting of all options upon a change in control of the Company. Alternative assumptions which provide the same result are that the Committee exercised its discretion to permit the exchange of options for a cash payment or substitute options, in either case with a value equal to the difference between the closing price of the Company's stock on October 26, 2012 (the last trading day of the fiscal year) and the applicable exercise price of the stock options.

Following termination of employment for any reason, our executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under the plans in which they participate. The value of those benefits are set forth in the sections above entitled "Pension Benefits" and "Nonqualified Deferred Compensation."

Upon termination of employment caused by the death of an executive officer, the SIPE would provide a death benefit to the executive's survivors. The value of those benefits is described under "Survivor Income Protection Plan" on page 21.

ITEM 3 –APPROVAL OF THE HORMEL FOODS CORPORATION OPERATORS' SHARE INCENTIVE COMPENSATION PLAN

The Board of Directors is asking for stockholder approval of the Hormel Foods Corporation Operators' Share Incentive Compensation Plan **(the "Operators' Share Plan")**. Since 1932, the Company has used an Operators' Share Plan to provide a group of management employees an annual cash incentive based on net earnings per share of common stock. Material features of the Operators' Share Plan are described below. The full text of the Operators' Share Plan is included in this proxy statement as Appendix A.

Background

Subject to stockholder approval, the new Operators' Share Plan will be effective as of October 29, 2012. The Company is seeking stockholder approval of the Operators' Share Plan to enable certain compensation paid under the Operators' Share Plan to qualify as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

The stockholders have previously approved similar Operators' Share Plans, with the last approval being at the 2008 Annual Meeting. That approval was intended to permit certain compensation paid under the Operators' Share Plan to qualify as deductible performance-based compensation under Section 162(m). Internal Revenue Service regulations require stockholder approval every five years of the material terms of the performance goals of certain plans. This requirement applies to the Operators' Share Plan because the Compensation Committee has discretion to establish the performance goals.

Stockholders are thus being asked to approve the material terms of the performance goals included in the Operators' Share Plan. For purposes of Section 162(m), the material terms of the performance goals include:

- The employees eligible to receive compensation under the plan;
- A description of the business criteria on which the performance goal is based; and
- The maximum amount of compensation that can be paid to an employee under the performance goal.

Each of these aspects of the Operators' Share Plan is described below.

The new Operators' Share Plan is substantially similar to the Operators' Share Plan that has been in effect in recent years, subject to a few modifications that were approved by the Compensation Committee, which include:

- All provisions of the Operators' Share Plan relating to the potential use of an economic value-added performance metric for Operators' Shares awards have been eliminated;
- Use of Operators' Certificates to evidence the award of Operators' Shares has been eliminated; and

- Incentive compensation paid to employees under the Operators' Share Plan will be subject to any "clawback" (i.e., incentive compensation recoupment) policy of the Company in effect from time to time.

Eligibility; Awards

The Operators' Share Plan is administered by the Compensation Committee. Management employees selected by the Committee participate in the Operators' Share Plan. Participants are awarded the right to receive cash compensation equal to the net earnings per share of the Company for a fiscal year multiplied by a number designated by the Committee. These rights are referred to as **"Operators' Shares"**. The number by which the net earnings per share will be multiplied is referred to as the number of Operators' Shares. The Committee may delegate to the Chief Executive Officer the authority to award Operators' Shares to management employees other than executive officers.

No participant may be granted a total award under the Operators' Share Plan for any fiscal year of more than two million Operators' Shares.

There are currently approximately 118 management employees who are eligible to participate in, and have received awards under, the most recent version of the Operators' Share Plan. This number includes the named executive officers **("NEOs")** listed in the Summary Compensation Table. A portion of the compensation listed under "Non-Equity Plan Incentive Compensation" for the NEOs in the Summary Compensation Table on page 24 was paid pursuant to the Operators' Share Plan.

Award Payments

Operators' Share Plan participants are paid the amount of dividends declared on the Company's common stock multiplied by the number of Operators' Shares held **("Dividend Equivalents")**. Such Dividend Equivalents are paid at the same time the dividend is paid to stockholders.

Each participant receives a payment after fiscal year end which is equal to the number of Operators' Shares held multiplied by the Company's net earnings per share, minus Dividend Equivalents paid during the year. See "Operators' Share Incentive Compensation Plan" on page 16 for more information on why Operators' Shares are used in the Company's executive compensation programs, and how the Operators' Share Plan works.

Amendment; Termination

The Company's Board of Directors may amend or terminate the Operators' Share Plan at any time, subject to stockholder approval of certain amendments required by Section 162(m). The Compensation Committee may correct any defect or inconsistency in the Operators' Share Plan in order to put the Operators' Share Plan into effect. The Operators' Share Plan has no fixed termination date.

Section 162(m)

Internal Revenue Code Section 162(m) generally limits to $1 million the amount that the Company may deduct in any year for compensation paid to a "covered employee". The Company's Chief Executive Officer and the three most highly compensated executive officers other than the CFO are considered a "covered employee". However, "performance-based" compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation, the following requirements must be satisfied:

- Payments must be computed on the basis of an objective, performance-based compensation standard determined by a committee consisting solely of two or more "outside directors";
- The applicable performance goals are established by the committee at a time when achievement of the goals is substantially uncertain;
- The material terms under which the compensation is to be paid, including the business criteria upon which the performance goals are based and a limit on the maximum number of Operators' Shares that may be awarded to any participant, are approved by stockholders holding a majority of the shares of common stock represented in person or by proxy at the meeting; and
- The committee certifies that the applicable performance goals and other material terms were satisfied before payment of any performance-based compensation is made.

The Company's Compensation Committee is intended to consist solely of "outside directors" as defined under Section 162(m). The Compensation Committee generally intends for compensation awarded under the Operators' Share Plan to be deductible, except for Dividend Equivalents, provided that the Compensation Committee reserves the right to make incentive compensation payments that do not qualify as performance-based compensation under Section 162(m) when the Compensation Committee determines it advisable to do so to properly incentivize our employees. Dividend Equivalents may not be deductible in full for any covered employee in a given year.

New Plan Benefits

Subsequent to fiscal 2012 year end, the Compensation Committee granted performance awards for fiscal 2013 under the Operators' Share Plan, subject to stockholder approval of the Plan. The table below sets forth potential future payouts under certain of these performance awards. The Committee, in its sole discretion, will determine the Operators' Share Plan participants and the number of Operators' Shares awarded to each participant, subject to the maximum award provision of the Operators' Share Plan. Accordingly, it is not possible to determine the benefits that will be received by eligible participants if the Operators' Share Plan is approved by our stockholders.

Name and Position	Operators' Shares (#)[1]	Estimated Future Payouts at Target ($)[1]
Jeffrey M. Ettinger, Chairman, President and Chief Executive Officer[2]	-	-
Jody H. Feragen, Executive Vice President and Chief Financial Officer	100,000	186,000
Steven G. Binder, Executive Vice President & President, Hormel Business Units	100,000	186,000
Ronald W. Fielding, Executive Vice President[3]	105,000	33,802
Richard A. Bross, Group Vice President[3]	100,000	32,192
Executive Officer Group (18 persons, including the five above-named officers) [3]	1,083,500	1,700,004
Nonexecutive Director Group[4]	-	-
Nonexecutive Officer Employee Group (19 persons) [5]	536,000	862,378

(1) The "Operators' Shares" column discloses the number of Operators' Shares granted for fiscal 2013, subject to stockholder approval of the Operators' Share Plan. The amounts reported show the estimated possible Operators' Share payment for fiscal 2013 based on fiscal 2012 EPS of $1.86. In accordance with SEC rules, this estimated possible payment is based on the previous fiscal year's performance since the fiscal 2013 EPS results are not determinable when the award is made at the beginning of fiscal 2013. The actual Operators' Share payment earned in fiscal 2013 for each participant will be based on fiscal 2013 EPS and paid subsequent to fiscal year end. See "Operators' Share Incentive Compensation Plan" on page 16 for additional information.

(2) Mr. Ettinger has not yet received an Operators' Shares grant for fiscal 2013. Pursuant to the Company's CEO evaluation and compensation approval process, this grant is expected to be made in late December 2012.

(3) Mr. Fielding and Mr. Bross will retire effective December 31, 2012, and their Operators' Shares payout for fiscal 2013 thus will be prorated to their retirement date.

(4) The Company's nonemployee directors do not participate in the Operators' Share Plan.

(5) Includes two nonexecutive officers who will retire effective December 31, 2012, and their Operators' Shares payout for fiscal 2013 thus will be prorated to their retirement date.

Equity Compensation Plan Information

Information regarding the Company's equity compensation plans as of October 28, 2012, is shown below:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,453,830	$ 19.67	29,962,845
Equity compensation plans not approved by security holders	–	–	–
Total	20,453,830	$ 19.67	29,962,845

Vote Required; Board Recommendation

The affirmative vote of the majority of the shares of common stock represented in person or by proxy at the meeting is required for approval of the Operators' Share Plan under Section 162(m) of the Code. **The Board of Directors recommends a vote FOR approval of the Operators' Share Plan. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**

ITEM 4 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is providing stockholders an advisory vote on executive compensation as required by Section 14A of the Exchange Act and related SEC rules. Section 14A was added to the Exchange Act by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The advisory vote on executive compensation is a non-binding vote on the compensation of the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement. The advisory vote on executive compensation is not a vote on the Company's general compensation policies, compensation of the Company's Board of Directors, or the Company's compensation policies as they relate to risk management, as described under "Analysis of Risk Associated With Our Compensation Plans" on page 23.

The Company's executive compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. The Compensation Committee believes the Company's executive compensation programs reflect a strong pay-for-performance philosophy and are well aligned with the stockholders' long-term interests. The Compensation Discussion and Analysis section starting on page 15 provides a more detailed discussion of the executive compensation programs.

The Compensation Committee believes the Company's executive compensation programs have been effective at incenting the achievement of strong financial performance and superior long-term returns to stockholders. Fiscal 2012 net earnings were a record $500.1 million, or $1.86 diluted EPS, up from $1.74 diluted EPS a year earlier. Net sales for fiscal 2012 exceeded the $8 billion mark for the first time and totaled $8.2 billion, up four percent from the prior year. This fiscal 2012 record performance followed successive net earnings and sales records in fiscal 2011 and 2010. Our annual report to stockholders provides more details on the Company's financial performance.

This financial performance has led to superior long-term returns to the Company's stockholders. While the Company's stock performance for fiscal 2012 was flat, for the two-year period of fiscal 2012 and 2011 it represented a 15.3% return, above the Standard & Poor's 500 Packaged Foods and Meat Index return of 13.3% and well over the return generated by the Dow Jones Industrial Average of 8.6% and the Standard & Poor's 500 Index of 11.6%. The Company's stock performance for the three-year period of fiscal 2012, 2011 and 2010 represented a 19.7% return, above the Standard & Poor's 500 Packaged Foods and Meat Index return of 15.9% and well over the return generated by the Dow Jones Industrial Average of 9.5% and the Standard & Poor's 500 Index of 11.7%.

In November 2012, the Company announced an $.08 per share (13.3%) increase to its annual dividend rate, making the new dividend $.68 per share. This represents the 47th consecutive annual dividend increase and marked the fourth consecutive year the annual dividend increase exceeded ten percent.

Stockholders are being asked to vote on the following resolution:

> RESOLVED, that the stockholders of Hormel Foods Corporation approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Company's 2013 annual meeting proxy statement.

This advisory vote on executive compensation is not binding on the Company's Board of Directors. However, the Board of Directors will take into account the result of the vote when determining future executive compensation arrangements.

While the stockholder vote on this proposal is non-binding, the Board of Directors will consider stockholders to have approved the resolution if the number of shares voted for it exceeds the number of shares voted against it. **The Board of Directors recommends a vote FOR adoption of the resolution approving the compensation of the Company's NEOs, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**

RELATED PARTY TRANSACTIONS

The Board of Directors has adopted a written related party transaction policy. This policy applies to all transactions that qualify for disclosure under Item 404(a) of Regulation S-K of the Exchange Act. Information about transactions involving related persons is reviewed by the Audit Committee. Related persons include Company directors and executive officers, as well as their immediate family members. If a related person has a direct or indirect material interest in any Company transaction, then the Audit Committee would decide whether or not to approve or ratify the transaction. The Audit Committee will use any process and review any information that it determines is appropriate. All related party transactions will be disclosed in accordance with SEC rules. For fiscal 2012, the Company had no material related party transactions which were required to be disclosed in accordance with SEC rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's directors, executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in that ownership to the SEC and the NYSE. This requirement is contained in Section 16(a) of the Exchange Act. Specific due dates for these reports have been established. The Company is required to disclose in this proxy statement any failure to file by those dates during fiscal 2012.

In making this disclosure, the Company has relied on the representations of its directors and officers and copies of the reports that they have filed with the SEC. Based on those representations and reports, the Company believes that all Section 16(a) filing requirements applicable to the Company's directors, officers and greater than ten percent stockholders were met, except that due to administrative oversight Form 4 reports relating to the restricted share awards and stock option grants to the nonemployee directors and the stock option grant to the CEO on February 1, 2012 were filed late. Accordingly, each of Mr. Crews, Dr. Forbes, Mr. Lacy, Ms. Marvin, Mr. Mendes, Mr. Morrison, Dr. Murano, Mr. Nakasone, Ms. Nestegard, Mr. Pippins, and Mr. Ettinger filed one late Form 4 report reporting those restricted share awards and stock option grants.

VIEWING AND DELIVERY OF PROXY MATERIALS

Viewing of Proxy Materials Via The Internet - We are able to distribute our annual report and this proxy statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address and eliminates the cost of sending these documents by mail. Stockholders may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet or go directly to www.proxyvote.com/hrl to register your consent. You will continue to have the option to vote your shares by mail, telephone or the Internet.

Delivery of Proxy Materials - Only one Notice of Internet Availability of Proxy Materials or only one copy of our annual report and proxy statement are being delivered to multiple stockholders sharing an address, unless the Company received contrary instructions from one of the stockholders. If you wish to receive a separate copy of the Notice of Internet Availability of Proxy Materials or the annual report and proxy statement, as applicable, this year or in future years, please call 507-437-5944 or mail a request to Brian D. Johnson, Vice President and Corporate Secretary, 1 Hormel Place, Austin, Minnesota 55912.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING OF STOCKHOLDERS

Any stockholder intending to present a proposal at the 2014 Annual Meeting of Stockholders must deliver the proposal to the Company by August 21, 2013, in order to have the proposal considered for inclusion in the Company's proxy statement and the form of proxy for that meeting.

The Company's Bylaws provide certain requirements which must be met in order for a stockholder to bring any proposals or nominations for election as Directors for consideration at the Annual Meeting of Stockholders. These requirements apply whether or not the proposal or nomination is requested to be included in the proxy statement and proxy. The requirements include a written notice to the Corporate Secretary to be received at the Company's principal executive offices at least 90 days before the date that is one year after the prior year's annual meeting. For business or nominations intended to be brought to the 2014 Annual Meeting of Stockholders, the notice deadline is October 31, 2013. Stockholder proposals or director nominations submitted after this date may not be presented at the 2014 Annual Meeting of Stockholders.

OTHER MATTERS

The management of the Company does not know of any matters to be presented at the meeting other than those identified above. If other matters properly come before the meeting, the holders of the proxies will vote on such matters in their discretion under the authority granted in the proxy.

By Order of the Board of Directors

Brian D. Johnson

BRIAN D. JOHNSON
Vice President and
Corporate Secretary

December 19, 2012

Appendix A

HORMEL FOODS CORPORATION
OPERATORS' SHARE INCENTIVE COMPENSATION PLAN

Preamble:

Since 1932, the Company has used a performance-based incentive compensation plan for management level employees known as the "Operators' Share Plan." This is a plan whereby individuals in management are designated to receive incentive cash compensation based on the Company's per share after-tax net earnings determined based on average outstanding shares of Common Stock from the audited financial statements of the Company **("Net Earnings Per Share")**. The rights to receive such compensation have been historically referred to by the Company as Operators' Shares.

The intent of the "Hormel Foods Corporation Operators' Share Incentive Compensation Plan" **(the "Plan")** is to continue this traditional method of providing performance-based incentive cash compensation. The Plan shall be effective as of October 29, 2012, subject to its approval by the stockholders of the Company, and no payments shall be made pursuant to the Plan until after the Plan has been approved by the stockholders of the Company.

Plan Rules:

1. The Plan shall be administered by the Compensation Committee of the Company's Board of Directors or such other committee of persons ineligible to receive Operators' Shares as defined in paragraph 2 below, as is designated from time to time by the Board of Directors **(the "Committee")**. The Committee shall be composed solely of "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended **(the "Code")**.

2. The Committee may from time to time award management employees selected by the Committee the right to receive incentive cash compensation equal to Net Earnings Per Share multiplied by a number designated by the Committee. These rights are referred to as **"Operators' Shares."** The number by which Net Earnings Per Share will be multiplied is referred to as the number of Operators' Shares. Each management employee who has been designated to receive Operators' Shares is referred to as a **"Recipient."** The Operators' Shares are awarded subject to the Committee's right to terminate some or all of any Recipient's Operators' Shares at any time. Operators' Shares will automatically terminate immediately on the date and at the time when the Recipient ceases for any reason to be a Company employee, unless earlier terminated by the Committee. The Committee may delegate to the Chief Executive Officer of the Company the authority to award Operators' Shares to management employees other than executive officers.

3. Incentive compensation will be paid to Recipients under the Plan in the following manner. Whenever a cash dividend is paid to stockholders on the Company's Common Stock, the amount of the per share dividend paid multiplied by the number of Operators' Shares held by the Recipient on the dividend record date **("Dividend Equivalent")** will be paid in cash to the Recipient on the dividend payment date. After the end of each fiscal year of the Company, the Net Earnings Per Share of the Company's Common Stock for such fiscal year will be multiplied by the number of Operators' Shares held by each Recipient on the last day of such fiscal year to determine the total incentive compensation earned by the Recipient under the Plan. Except in the case of retirement as noted in paragraph 4 below, or as otherwise determined by the Committee as noted in paragraph 5 below, no payment, other than Dividend Equivalent amounts previously paid or due, will be made unless the Operators' Shares are held on the last day of the fiscal year. All Dividend Equivalent amounts paid or due on account of dividends declared during such fiscal year will be subtracted from the total incentive compensation earned under the Plan for such fiscal year, and the balance will be paid at a time determined by the Committee after the last day of such fiscal year **(the "Payment Date")**.

4. If a Recipient retires during the fiscal year, notwithstanding the termination of the Operators' Shares on the retirement date, the total incentive cash compensation earned by such Recipient under the Plan for such fiscal year will be calculated as though the Operators' Shares were held on the last day of such fiscal year, and then prorated as of the retirement date. Dividend Equivalent amounts paid to such Recipient on account of dividends declared during such fiscal year will be deducted from the prorated amount.

5. Unless otherwise determined by the Committee, the award or termination of Operators' Shares at any time during a fiscal year shall (other than with respect to Dividend Equivalents based on a dividend record date prior to such award or termination) be deemed to revert to the beginning of such fiscal year. Subject to the discretion of the Committee to make such exceptions as it believes are in the best interest of the Company, termination of Operators' Shares prior to the end of the fiscal year, except in the case of retirement as noted in paragraph 4 above, will result in no incentive cash compensation, beyond Dividend Equivalent amounts previously paid or due, being earned under the Plan during such fiscal year.

6. In no event, including termination of Operators' Shares referred to in paragraph 5 above, will a Recipient be required to repay to the Company Dividend Equivalent amounts paid to such Recipient, provided that Dividend Equivalent payments will be subtracted from the total incentive cash compensation earned under the Plan as provided in paragraph 3 above.

7. The Committee shall review with the Chief Executive Officer of the Company all proposed awards of Operators' Shares, to obtain the views of the Chief Executive Officer, provided that the Committee shall make such awards in its sole discretion.

8. Notwithstanding paragraph 3 hereof, amounts of incentive cash compensation unpaid but otherwise due on account of Operators' Shares prior to the Payment Date pursuant to the Plan shall be automatically forfeited by any Recipient who leaves the Company's employ for any reason, including retirement, and divulges or uses confidential information of the Company to the detriment of the Company, unless a specific dispensation from such forfeiture is granted in writing by the Committee.

9. In the event of a stock split or stock dividend or other similar action affecting all of the outstanding shares of the Company's Common Stock, there shall automatically be a proportional change in the number of Operators' Shares previously awarded to each Recipient.

10. Payments with respect to Operators' Shares granted pursuant to the Plan, except Dividend Equivalent payments, are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. Accordingly, the following additional requirements shall apply to all awards of Operators' Shares:

a. For purposes of Section 162(m) of the Code, the only employees eligible to receive Operators' Shares shall be the employees selected pursuant to the terms of paragraph 2 hereof.

b. The right to receive any payment pursuant to an award of Operators' Shares made hereunder, except Dividend Equivalent payments, shall be determined solely on the basis of the Net Earnings Per Share of the Company.

c. The performance period during which the Net Earnings Per Share of the Company are to be measured with respect to any award of Operators' Shares shall be, unless otherwise changed by the Committee, the Company's fiscal year.

d. The maximum number of Operators' Shares which may be awarded on an aggregate basis to any employee (i.e., to be outstanding at any one time) shall not exceed two million Operators' Shares, provided that in the event of a stock split or stock dividend or other similar action affecting all of the outstanding shares of the Company's Common Stock, there shall automatically be a proportional change in the maximum number of Operators' Shares which may be awarded on an aggregate basis to any employee.

e. Unless otherwise determined by the Committee, not later than 90 days after the beginning of each fiscal year of the Company, the Committee shall designate all employees who shall receive new or additional Operators' Shares with respect to that fiscal year, and the number of Operators' Shares to be received by each such employee.

f. Following the close of each fiscal year of the Company and prior to the payment of any amount to any employee on account of Operators' Shares, except payments of Dividend Equivalents, the Committee shall certify in writing as to the Net Earnings Per Share of the Company for that fiscal year; provided that the Committee may by resolution adopt the Net Earnings Per Share certified by the Company's independent registered public accounting firm as the Net Earnings Per Share certified by the Committee.

g. Each of the foregoing provisions, and all of the other terms and conditions of the Plan, shall be interpreted in such a fashion so as to qualify all compensation paid thereunder, except Dividend Equivalent payments (or certain other payments as may be designated from time to time by the Committee), as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code.

11. Incentive compensation paid to Recipients under the Plan is subject to the Company's "clawback" (i.e., incentive compensation recoupment) policy in effect from time to time, including without limitation any such policy required by any rule of the Securities and Exchange Commission or any listing standard of the New York Stock Exchange.

12. The Board of Directors of the Company may in its sole discretion amend, alter or discontinue the Plan at any time. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any award in the manner and to the extent it shall deem desirable to carry the Plan into effect.

13. Subject to its approval by the Company's stockholders, this Plan shall continue until terminated by the Company's Board of Directors.